                                                FILED PURSUANT TO RULE 424(B)(5)
                                                     REGISTRATION NOS. 333-66931
                                                                    333-66931-01
                                                                    333-66931-02
                                                                    333-66931-03
                                                                    333-66931-04
                                                                    333-66931-05
                                                                    333-66931-06
                                                                    333-66931-07


          Prospectus Supplement to Prospectus dated January 26, 1999.

                                  $250,000,000

                              [KINDER MORGAN LOGO]
                    6.30% Senior Notes due February 1, 2009

                             ----------------------

     Kinder Morgan Energy Partners, L.P. will pay interest on the notes on February 1 and August 1 of each year. The first such payment will be made on August 1, 1999. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

     Consider carefully the risk factors on pages 2 through 7 of the prospectus.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Note      Total
                                                              --------   ------------
Initial public offering price...............................   99.67%    $249,175,000
Underwriting discount.......................................    0.65%    $  1,625,000
Proceeds, before expenses, to Kinder Morgan.................   99.02%    $247,550,000

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from January 29, 1999 and must be paid by the purchaser if the notes are delivered after January 29, 1999.

                             ----------------------

     The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on January 29, 1999.

GOLDMAN, SACHS & CO.
              A.G. EDWARDS & SONS, INC.
                             NATIONSBANC MONTGOMERY SECURITIES LLC
                                          PRUDENTIAL SECURITIES INCORPORATED
                                                    SALOMON SMITH BARNEY

                             ----------------------

                 Prospectus Supplement dated January 26, 1999.

                        [MAP OF PARTNERSHIP PROPERTIES]


             [AERIAL PHOTOGRAPH OF KINDER MORGAN PHOENIX TERMINAL]


   IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS PROSPECTUS SUPPLEMENT
                        AND THE ACCOMPANYING PROSPECTUS

     We provide information to you about the notes in two separate documents that progressively provide more detail: this prospectus supplement and the prospectus. We will issue the notes under the senior indenture, which is more fully described in the prospectus. Since the terms of the notes may differ from the general information we have provided in the prospectus and since not all of the features of debt securities described in the prospectus apply to the notes, you should rely on information in this prospectus supplement over information in the prospectus that is inconsistent with information in this prospectus supplement.

     This prospectus supplement and the accompanying prospectus include cross references to sections in these materials where you can find further related discussions. The table of contents on the back cover of this prospectus supplement identifies the pages where these sections are located.

     In this prospectus supplement, the terms "Partnership," "we," "us" and "our" refer to Kinder Morgan Energy Partners, L.P.

                                    SUMMARY

     This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the terms of the notes, you should carefully read this document and the prospectus that gives general terms of the notes that we are offering. You should also read the documents we have referred you to in "Where You Can Find More Information" on page 43 of the accompanying prospectus for information on our partnership and financial statements. Unless we specifically tell you otherwise, all per unit information has been restated to reflect our 2-for-1 unit split, which was effective October 1, 1997.

                                THE PARTNERSHIP

     We are the largest publicly traded pipeline master limited partnership or MLP in the United States and we have the second largest products pipeline system in terms of volumes delivered. We manage a diversified portfolio of midstream energy assets, including:

     - six refined products/liquids pipeline systems containing over 5,000 miles of trunk pipeline;

     - over 20 truck loading terminals;

     - 24 bulk terminals;

     - 20% of Shell CO(2) Company, which produces, markets and delivers CO(2) for enhanced oil recovery;

     - 24% of Plantation Pipe Line Company, which owns and operates a 3,100 mile pipeline system in the southeastern U.S.; and

     - 25% of a Y-grade fractionation facility located in Mont Belvieu, Texas.

     Our objective is to operate as a low-cost, growth-oriented MLP by:

     - reducing operating expenses;

     - better utilizing and expanding our asset base; and

     - making selective, strategic acquisitions that help increase unitholder distributions.

     As part of our business strategy, we have made the following recent acquisitions:

     - On March 6, 1998, we acquired substantially all of the assets of Santa Fe Pacific Pipeline Partners, L.P. Those assets currently comprise our Pacific Operations. We paid approximately $1.4 billion for the Pacific Operations.

     - On March 5, 1998, we contributed our 157 mile Central Basin CO(2) Pipeline and approximately $25.0 million in cash for 20% of Shell CO(2) Company.

     - Effective July 1, 1998, we acquired Hall-Buck Marine, Inc. for approximately $100 million. Hall-Buck Marine operated 20 bulk terminals. We have changed the name of Hall-Buck Marine to Kinder Morgan Bulk Terminals, Inc.

     - On September 15, 1998, we acquired 24% of Plantation Pipe Line Company for $110 million.

     - On December 18, 1998, we acquired the Pier IX Terminal, located in Newport News, Virginia, and the Shipyard River Terminal, located in Charleston, South Carolina for $35 million.

     We regularly evaluate potential acquisitions of complementary assets and businesses. We do not have any current agreements or commitments with respect to any material acquisition.

     We group our operations into three reportable business segments:

     - Pacific Operations;

     - Mid-Continent Operations; and

     - Bulk Terminals.

                               PACIFIC OPERATIONS

     The Pacific Operations include four pipeline systems that transport approximately one million barrels per day of refined petroleum products such as gasoline, diesel and jet fuel. The Pacific Operations also include 13 truck loading terminals. These operations serve approximately 44 customer-owned terminals, three commercial airports and 12 military bases in six western states.

     Pipeline transportation of gasoline and jet fuel has a direct correlation with changing demographics. We serve, directly or indirectly, some of the fastest growing populations in the United States, such as Los Angeles and Orange, California; Las Vegas, Nevada; and Tucson and Phoenix, Arizona. The Pacific Operations transport, directly or indirectly, virtually all of the refined products utilized in Arizona and Nevada, together with the majority of refined products utilized in California. We plan to expand our presence in these rapidly growing markets in the western United States through acquisitions that allow us to increase unitholder distributions and incremental expansions of the Pacific Operations.

     Since the acquisition of the Pacific Operations on March 6, 1998, we have reduced our annual expenses by approximately $20 million through the elimination of redundant general administrative and other expenses.

                            MID-CONTINENT OPERATIONS

     Our Mid-Continent Operations consist of:

     - the North System pipeline;

     - the Cypress Pipeline;

     - 20% of Shell CO(2) Company;

     - 50% of Heartland Pipeline Company;

     - 24% of Plantation Pipe Line Company; and

     - gas processing and fractionation assets.

     The North System includes a 1,600 mile natural gas liquids and refined products pipeline. This pipeline is a major transporter of products between the natural gas liquids hub in Bushton, Kansas and industrial consumers such as refineries and petrochemical plants in the Chicago, Illinois area. Additionally, the North System has eight truck loading terminals, which primarily deliver propane throughout the upper Midwest. Since the North System serves a relatively mature market, we intend to focus on increasing the amount we transport by remaining a reliable, cost-effective provider of transportation services and by continuing to increase the range of products transported and services offered.

     The Cypress Pipeline is a 100 mile natural gas liquids pipeline originating in the natural gas liquids hub in Mont Belvieu, Texas. This pipeline serves a major petrochemical producer in Lake Charles, Louisiana. The bulk of the capacity of this pipeline is under a long term ship or pay contract with this producer.

     Shell CO(2) Company is a leader in the production, transportation and marketing of CO(2). It serves oil producers, primarily in the Permian Basin of Texas and the Oklahoma panhandle, using enhanced oil recovery programs. With ownership interests in two CO(2) domes, two CO(2) trunklines, and a distribution pipeline running throughout the Permian Basin, Shell CO(2) Company can deliver over 1 billion cubic feet of CO(2) per day. Within the Permian Basin, Shell CO(2) Company offers its customers "one-stop shopping" for CO(2) supply, transportation and technical service. Outside the Permian Basin, Shell CO(2) Company intends to compete aggressively for new supply and transportation projects. We believe these projects will arise as other United States oil producing basins mature and make the transition from primary production to enhanced recovery methods.

     The Heartland Pipeline Company transports refined petroleum products over the North System from refineries in Kansas and Oklahoma to a Conoco terminal in Lincoln, Nebraska and Heartland's terminal in Des Moines, Iowa.

     We own 24% of Plantation Pipe Line Company, which owns and operates a

3,100 mile pipeline system throughout the southeastern United States. Plantation serves as a common carrier of refined petroleum products to various metropolitan areas, including Atlanta, Georgia; Charlotte, North Carolina; and the Washington, D.C. area. We believe favorable demographics in the southeastern United States will serve as a platform for increased use and expansion of Plantation's pipeline system.

     Our gas processing and fractionation assets include:

     - 25% of the Mont Belvieu Fractionator; and

     - the Painter Gas Processing Plant.

     The Mont Belvieu Fractionator is a full service fractionating facility with capacity of approximately 200,000 barrels per day.

     The Painter Gas Processing Plant includes a natural gas processing plant and related facilities, most of which are leased to Amoco under a long term arrangement.

                                 BULK TERMINALS

     The Bulk Terminals segment consists of 24 bulk terminals which handle approximately 50 million tons of coal, petroleum coke and other products annually.

     We own two modern, high speed coal transfer and storage facilities:

     - the Cora Terminal located on the upper Mississippi River near Cora, Illinois; and

     - the Grand Rivers Terminal located on the Tennessee River near Paducah, Kentucky.

     On December 18, 1998, we acquired the Pier IX Terminal, located in Newport News, Virginia, and the Shipyard River Terminal, located in Charleston, South Carolina. Pier IX has the capacity to handle approximately 12 million tons of coal annually. Pier IX also operates a cement import facility with the capacity to handle over 300,000 tons of cement annually. The Shipyard River Terminal is an import-export dry and liquid bulk product handling facility for coal, asphalt, fertilizers and other aggregates.

     Through Kinder Morgan Bulk Terminals, we also own or operate an additional 20 bulk terminals located primarily on the Mississippi River and the West Coast for major oil companies and other industries seeking to outsource to specialists who can build, own and operate terminals.

     Through our Red Lightning Energy Services unit, we market specialized coal services for both the Cora Terminal and the Grand Rivers Terminal.

                              RECENT DEVELOPMENTS

     On January 13, 1999, we announced our preliminary earnings results for the fourth quarter of 1998 and for all of 1998. You may find a summary of these results under "The Partnership -- Recent Developments."

                                  THE OFFERING

     The notes have the following terms:

     - $250,000,000 aggregate principal amount;

     - 6.30% interest rate;

     - maturity date of February 1, 2009;

     - interest will be paid on February 1 and August 1 of each year, commencing August 1, 1999;

     - we may redeem the notes at any time prior to maturity if we pay a make-whole premium. See "Description of the Notes -- Optional Redemption"; and

     - the notes will be guaranteed by our subsidiaries that have guaranteed other senior debt of the Partnership.

              GENERAL INDENTURE PROVISIONS THAT APPLY TO THE NOTES

     - The indenture does not limit the amount of debt that we may issue or provide you any protection if we are involved in a highly leveraged transaction. However, the indenture does limit our ability to pledge assets to secure our debt.

     - The indenture allows us to merge or to consolidate with another company, or sell all or substantially all of our assets to another company. If these events occur, the other company will be required to assume our obligations on the notes, and we will be released from all liabilities and obligations.

     - An event of default occurs when:

       - we don't pay principal when due;

       - we don't pay interest for 30 days;

       - we don't perform other covenants for 60 days; or

       - any other event of default in the indenture occurs.

     - Upon an event of default, the trustee or holders of 25% of the principal amount outstanding may declare principal immediately payable. However, a majority in principal amount may rescind this action.

     To understand all of the terms of the notes, you should read the complete prospectus and prospectus supplement, along with certain of the incorporated documents, including the indenture.

    SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND HISTORICAL OPERATING DATA

     The following tables set forth, for the periods and at the dates indicated,

     - summary historical financial and operating data for the Partnership and Santa Fe Pacific Pipeline Partners, L.P., now the Pacific Operations; and

     - pro forma financial data for the Partnership after giving effect to the acquisition of Santa Fe, the formation of Shell CO(2) Company and the refinancing of certain indebtedness.

     The data in the tables is derived from and should be read in conjunction with the historical financial statements, including the notes to the financial statements, of the Partnership and Santa Fe incorporated by reference, and the selected historical financial and operating information included elsewhere in this prospectus supplement. The pro forma financial data give effect to the acquisition of the assets of Santa Fe and the formation of Shell CO(2) Company as if they had taken place on December 31, 1997 for balance sheet purposes and as of January 1, 1997 for the twelve month income statement period ended December 31, 1997 and the nine month income statement period ended September 30, 1998. You should read the pro forma financial data in conjunction with the unaudited pro forma financial statements of the Partnership set forth in and incorporated by reference in this prospectus supplement.

                                THE PARTNERSHIP

                                                      HISTORICAL                                   PRO FORMA
                                ------------------------------------------------------   ------------------------------
                                          YEAR ENDED               NINE MONTHS ENDED      YEAR ENDED      NINE MONTHS
                                         DECEMBER 31,                SEPTEMBER 30,       DECEMBER 31,   ENDED SEPT. 30,
                                ------------------------------   ---------------------   ------------   ---------------
                                  1995       1996       1997       1997      1998(6)         1997            1998
                                --------   --------   --------   --------   ----------   ------------   ---------------
                                                    (IN THOUSANDS, EXCEPT RATIO AND OPERATING DATA)
INCOME AND CASH FLOW DATA:
Revenues......................  $ 64,304   $ 71,250   $ 73,932   $ 52,553   $  220,685    $  318,347       $259,932
Cost of product sold..........     8,020      7,874      7,154      5,307        5,482         7,154          5,482
Operating and maintenance.....    15,928     22,347     17,982     13,087       51,954        76,942         72,525
Provision for litigation
  cost........................        --         --         --         --           --         8,000             --
Fuel and power................     3,934      4,916      5,636      3,756       15,778        26,310         15,778
Depreciation and
  amortization................     9,548      9,908     10,067      7,797       25,440        41,379         30,288
General and administrative....     8,739      9,132      8,862      6,564       25,946        27,482         24,633
                                --------   --------   --------   --------   ----------    ----------       --------
Operating Income..............    18,135     17,073     24,231     16,042       96,085       131,080        111,226
Equity in earnings of
  partnerships................     5,755      5,675      5,724      4,184       16,417         5,724         16,417
Interest expense..............   (12,455)   (12,634)   (12,605)    (9,566)     (28,986)      (53,074)       (35,251)
Other income (expense),
  net.........................     1,311      3,129       (353)       297       (3,955)          (21)        (3,751)
Income tax (provision)
  Benefit.....................    (1,432)    (1,343)       740       (909)        (168)          740           (168)
Extraordinary charge on early
  extinguishment of debt......        --         --         --         --      (13,611)           --             --
                                --------   --------   --------   --------   ----------    ----------       --------
Net income....................  $ 11,314   $ 11,900   $ 17,737   $ 10,048   $   65,782    $   84,449       $ 88,473
                                ========   ========   ========   ========   ==========    ==========       ========
Additions to property, plant
  and equipment(1)............  $  7,826   $  8,575   $  6,884   $  4,378   $   23,529
Ratio of earnings to fixed
  charges(2)..................      2.05       2.14       2.65                    3.01          2.65           3.36
BALANCE SHEET DATA (AT PERIOD
  END):
Net property, plant and
  equipment...................  $236,854   $235,994   $244,967   $255,059   $1,791,148    $1,597,559
Total assets..................   303,664    303,603    312,906    315,256    2,134,404     1,821,000
Long-term debt................   156,938    160,211    146,824    130,896      564,563       610,747
Partners' capital.............   123,116    118,344    150,224    150,948    1,378,519     1,074,856

                                                                                HISTORICAL
                                                              -----------------------------------------------
                                                                                               NINE MONTHS
                                                                      YEAR ENDED                  ENDED
                                                                     DECEMBER 31,             SEPTEMBER 30,
                                                              --------------------------    -----------------
                                                               1995      1996      1997      1997     1998(6)
                                                              ------    ------    ------    ------    -------
OPERATING DATA:
Pacific Operations volumes (MBbls)(3).......................      --        --        --        --    228,700
Mid-Continent Operations volumes (MBbls)(4).................  41,613    46,601    46,309    32,132     32,700
Bulk Terminals transport volumes (Mtons)(5).................   6,486     6,090     9,087     6,177     14,900

------------------------------

(1) Additions to property, plant and equipment for 1997 excludes the $11,688 of assets we acquired in the September 1997 Grand Rivers Terminal acquisition.

(2) See "Ratio of Earnings to Fixed Charges" on page 8 of the prospectus for an explanation of how this ratio is calculated.

(3) We acquired the Pacific Operations on March 6, 1998.

(4) Volumes for North System and Cypress Pipeline only.

(5) Represents the volumes of the Cora Terminal, excluding ship or pay volumes of 252 Mtons for 1996, the Grand Rivers Terminal from September 1997 and Kinder Morgan Bulk Terminals from July 1, 1998.

(6) Includes results of operations for:

    - the Pacific Operations from March 6, 1998;
    - Kinder Morgan Bulk Terminals from July 1, 1998; and
    - Plantation Pipe Line Company from September 15, 1998.

                                    SANTA FE

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1995       1996       1997
                                                              --------   --------   --------
                                                                  (IN THOUSANDS, EXCEPT
                                                                     OPERATING DATA)
INCOME AND CASH FLOW DATA:
Total revenues..............................................  $233,677   $240,142   $244,415
Operating expenses..........................................    54,019     56,619     61,585
Provisions for environmental and litigation costs...........    34,000     23,000      8,000
Fuel and power..............................................    21,715     21,062     20,674
General and administrative..................................    27,462     30,260     26,495
Depreciation and amortization...............................    20,500     21,080     21,351
                                                              --------   --------   --------
Operating income............................................    75,981     88,121    106,310
Interest expense............................................    37,247     36,518     35,922
Other income (expenses), net................................     1,633        672       (941)
                                                              --------   --------   --------
Net income..................................................  $ 40,367   $ 52,275   $ 69,447
                                                              ========   ========   ========
Capital expenditures:.......................................  $ 31,431   $ 27,686   $ 24,934
BALANCE SHEET DATA (AT PERIOD END):
Properties, plant and equipment, net........................  $623,318   $628,694   $629,365
Total assets................................................   720,854    725,818    726,722
Long-term debt..............................................   355,000    355,000    355,000
Total partners' capital.....................................  $270,065   $262,915   $272,937
OPERATING DATA:
Barrels delivered (MBbls)...................................   354,324    365,377    369,845

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Partnership on September 30, 1998 and as adjusted to give effect to the sale of the $250 million principal amount of notes offered by the Partnership, at a public offering price of 99.67%, and the application of the net proceeds from the sale of the notes. See "Use of Proceeds." You should also read the Partnership's historical financial statements and notes that are incorporated by reference in this prospectus supplement for additional information about the Partnership's capital structure.

                                                                 SEPTEMBER 30, 1998
                                                      -----------------------------------------
                                                      HISTORICAL    ADJUSTMENTS     AS ADJUSTED
                                                      ----------   --------------   -----------
                                                                   (IN THOUSANDS)
Cash and cash equivalents...........................  $   48,256     $  62,165      $  110,421
                                                      ==========     =========      ==========
Long-term debt Credit Facility (1)..................  $  185,000     $(185,000)     $       --
  SFPP, L.P. long-term debt (2).....................     355,549            --         355,549
  Other.............................................      24,014            --          24,014
  Notes.............................................          --       250,000         250,000
                                                      ----------     ---------      ----------
Minority interest...................................      19,221            --          19,221
                                                      ----------     ---------      ----------
Partners' capital
  Common units, 48,851,690 units issued and
     outstanding(3).................................   1,367,345            --       1,367,345
  General partner interest..........................      11,174            --          11,174
                                                      ----------     ---------      ----------
          Total partners' capital...................   1,378,519            --       1,378,519
                                                      ----------     ---------      ----------
                                                      $1,962,303     $  65,000      $2,027,303
                                                      ==========     =========      ==========

------------------------------

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Credit Facilities" for a listing of the amounts the Partnership borrowed under the Credit Facility. Between September 30, 1998 and December 31, 1998, the Partnership incurred an additional $45 million in indebtedness to fund the acquisition of the Pier IX Terminal and the Shipyard Terminal and for other general partnership purposes. As of December 31, 1998, the Partnership had borrowed $230 million under the Credit Facility.

(2) Consists of approximately $276.5 million of SFPP, L.P.'s First Mortgage Notes and $78.5 million borrowed under SFPP, L.P.'s credit facility. SFPP,
    L.P.:

     - is an operating partnership of the Partnership;
     - owns the Partnership's Pacific Operations; and
     - will not be a guarantor of the notes.

    See "Description of the Notes -- Ranking."

(3) Does not include an aggregate of 204,500 units issuable, subject to vesting, upon exercise of options outstanding on September 30, 1998.

                                USE OF PROCEEDS

     The Partnership will use the proceeds from the sale of the notes in this offering to repay the borrowings under its $325 million revolving credit facility with First Union National Bank, as Administrative Agent, and the other lenders that are a party to the facility (the "Credit Facility"). On December 31, 1998, the Partnership owed a total of $230 million under the Credit Facility. Any remaining proceeds will be used for working capital and other proper partnership purposes.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Credit Facilities" for more information about the Credit Facility.

                            DESCRIPTION OF THE NOTES

     The 6.30% Senior Notes (the "Notes") will be our senior unsecured obligations.

     - We will issue the Notes in the total principal amount of $250,000,000. The Notes will mature on February 1, 2009.

     - We will issue the Notes under a Senior Indenture, dated as of January 29, 1999, as amended or supplemented from time to time (the "Senior Indenture"), between us and U.S. Trust Company of Texas, N.A., as trustee.

You should read the accompanying prospectus for a general discussion of the terms and provisions of the Senior Indenture.

     The Notes will bear interest at the annual interest rate stated on the cover page of this prospectus supplement from January 29, 1999. We will pay interest on the Notes on each February 1 and August 1, beginning August 1, 1999, to the person registered as the holder of the Note (or any predecessor Note) at the close of business on the preceding January 15 or July 15, as the case may be.

     The Notes are a new issue of securities with no established trading market. We have not applied for and do not intend to apply for listing of the Notes on any securities exchange.

     For a description of the conditions under which we may consolidate or merge with or into another corporation, or sell, lease or transfer all or substantially all of our property to another corporation, see "Description of Debt Securities -- Consolidation, Merger or Sale" in the prospectus.

     For a description of the Events of Default and certain covenants that apply to us under the Senior Indenture, see "Description of Debt Securities -- Events of Default and Remedies" and "Description of Debt Securities -- Provisions Only in the Senior Indenture" in the prospectus.

     We may satisfy our obligations under the Notes in the manner described under the heading "Description of Debt Securities -- Discharging Our Obligations" in the prospectus.

                                    RANKING

     The Notes will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. Holders of the Notes will generally have a junior position to claims of creditors and preferred stockholders of our subsidiaries who are not guarantors. SFPP, the subsidiary that owns our Pacific Operations, currently has debt agreements that prohibit it from being a guarantor of any debt of the Partnership. As a result, SFPP, L.P. will not be required to be a guarantor, and you will be subordinated to any creditors of the Pacific Operations. On December 31, 1998, SFPP had approximately $355 million of outstanding debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial
Condition -- Credit Facilities." The Senior Indenture does not limit our ability to incur additional indebtedness.

                              OPTIONAL REDEMPTION

     The Notes will be redeemable, at our option, at any time in whole, or from time to time in part, upon not less than 30 and not more than 60 days' notice mailed to each holder of Notes to be redeemed at the holder's address appearing in the Note register, at a price equal to 100% of the principal amount thereof plus accrued interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date) plus a Make-Whole Premium, if any (the "Redemption Price"). In no event will the Redemption Price ever be less than 100% of the principal amount of the Notes plus accrued interest to the redemption date.

     The amount of the Make-Whole Premium with respect to any Note (or portion thereof) to be redeemed will be equal to the excess, if any, of:

          (1) the sum of the present values, calculated as of the redemption date, of:

               (a) each interest payment that, but for such redemption, would have been payable on the Note (or portion thereof) being redeemed on each interest payment date occurring after the redemption date (excluding any accrued interest for the period prior to the redemption date); and

               (b) the principal amount that, but for such redemption, would have been payable at the final maturity of the Note (or portion thereof) being redeemed;

          over

          (2) the principal amount of the Note (or portion thereof) being redeemed.

     The present value of interest and principal payments referred to in clause
(1) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the redemption date at a discount rate equal to the Treasury Yield (as defined below) plus 25 basis points.

     The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by the Partnership. If the Partnership fails to make such appointment at least 45 business days prior to the redemption date, or if the institution so appointed is unwilling or unable to make such calculation, Goldman, Sachs & Co. ("Goldman Sachs") will make such calculation. If Goldman Sachs is unwilling or unable to make such calculation, an independent investment banking institution of national standing appointed by the trustee will make such calculation.

     For purposes of determining the Make-Whole Premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Notes, calculated to the nearest 1/12 of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately preceding the applicable redemption date.

     The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term

(in each case as set forth in the H.15 Statistical Release). Any weekly average yields so calculated by interpolation will be rounded to the nearest 0.01%, with any figure of 0.005% or more being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the independent investment banking institution.

     If less than all of the Notes are to be redeemed, the trustee will select the Notes to be redeemed by such method as the trustee deems fair and appropriate. The trustee may select for redemption Notes and portions of Notes in amounts of $1,000 or whole multiples of $1,000.

     The Notes will not be entitled to the benefit of any sinking fund or other mandatory redemption provisions.

                              SAME-DAY SETTLEMENT

     The underwriters will settle the Notes in immediately available funds. The Notes will trade in the depositary's settlement system until maturity. As a result, the depositary will require secondary trading activity in the Notes to be settled in immediately available funds. All payments of principal and interest on the global note will be made by us in immediately available funds.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

     The following tables set forth, for the periods and at the dates indicated, selected historical financial and operating data for the Partnership and Santa Fe Pacific Pipeline Partners, L.P. The data in the tables is derived from and should be read in conjunction with the historical financial statements, including the notes to the financial statements, of the Partnership and Santa Fe incorporated by reference.

                                THE PARTNERSHIP

                                                                                                    NINE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                                           ----------------------------------------------------   ---------------------
                                             1993       1994       1995       1996       1997       1997      1998(5)
                                           --------   --------   --------   --------   --------   --------   ----------
                                                              (IN THOUSANDS, EXCEPT OPERATING DATA)
INCOME AND CASH FLOW DATA
Revenues.................................  $ 51,180   $ 54,904   $ 64,304   $ 71,250   $ 73,932   $ 52,553   $  220,685
Cost of product sold.....................       685        940      8,020      7,874      7,154      5,307        5,482
Operating and maintenance................    12,932     13,644     15,928     22,347     17,982     13,087       51,954
Fuel and power...........................     6,875      5,481      3,934      4,916      5,636      3,756       15,778
Depreciation and amortization............     7,167      8,539      9,548      9,908     10,067      7,797       25,440
General and administrative...............     7,073      8,196      8,739      9,132      8,862      6,564       25,946
                                           --------   --------   --------   --------   --------   --------   ----------
Operating income.........................    16,448     18,104     18,135     17,073     24,231     16,042       96,085
Equity in earnings of partnership........     1,835      5,867      5,755      5,675      5,724      4,184       16,417
Interest expense.........................   (10,302)   (11,989)   (12,455)   (12,634)   (12,605)    (9,566)     (28,986)
Other income (expense), net..............       510        509      1,311      3,129       (353)       297       (3,955)
Income tax (provision) benefit...........        83     (1,389)    (1,432)    (1,343)       740       (909)        (168)
Extraordinary charge on early
  extinguishment of debt.................        --         --         --         --         --         --      (13,611)
Net income...............................  $  8,574   $ 11,102   $ 11,314   $ 11,900   $ 17,737   $ 10,048   $   65,782
                                           ========   ========   ========   ========   ========   ========   ==========
Additions to property, plant and
  equipment(1)...........................  $  4,688   $  5,195   $  7,826   $  8,575   $  6,884   $  4,378   $   23,529
BALANCE SHEET DATA (AT PERIOD END):
Net property, plant and equipment........  $228,859   $238,850   $236,854   $235,994   $244,967   $255,059   $1,791,148
Total assets.............................   288,345    299,271    303,664    303,603    312,906    315,256    2,134,404
Long-term debt...........................   138,485    150,219    156,938    160,211    146,824    130,896      564,563
Partners' capital........................   132,391    128,474    123,116    118,344    150,224    150,948    1,378,519
OPERATING DATA:
Pacific Operations volumes (MBbls)(2)....        --         --         --         --         --         --      228,700
Mid-Continent Operations volumes
  (MBbls)(3).............................    52,600     46,078     41,613     46,601     46,309     32,132       32,700
Bulk Terminals transport volumes
  (Mtons)(4).............................     1,209      4,539      6,486      6,090      9,087      6,177       14,900

------------------------------

(1) Additions to property, plant and equipment for 1993, 1994 and 1997 exclude the $25,291, $12,825 and $11,688 of assets we acquired in the September 1993 Cora Terminal, the June 1994 Painter Gas Processing Plant and the September 1997 Grand River Terminal acquisitions, respectively.

(2) The Partnership acquired the Pacific Operations on March 6, 1998.

(3) Volumes for North System and Cypress Pipeline only.

(4) Represents the volumes of the Cora Terminal, excluding ship or pay volumes of 252 Mtons for 1996, the Grand Rivers Terminal from September 1997 and Kinder Morgan Bulk Terminals from July 1, 1998.

(5) Includes results of operations for:

     - Pacific Operations from March 6, 1998;
     - Kinder Morgan Bulk Terminals from July 1, 1998; and
     - Plantation Pipe Line Company from September 15, 1998.

                                    SANTA FE

                                                                          YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------------------
                                                              1993       1994       1995       1996       1997
                                                            --------   --------   --------   --------   --------
                                                                   (IN THOUSANDS, EXCEPT OPERATING DATA)
INCOME AND CASH FLOW DATA:
Total revenues............................................  $219,471   $228,066   $233,677   $240,142   $244,415
Operating expenses (excluding provisions for depreciation
  & amortization).........................................    95,178     97,199    103,196    107,941    108,754
Provisions for environment and litigation costs...........    27,000         --     34,000     23,000      8,000
Depreciation and amortization.............................    18,971     19,820     20,500     21,080     21,351
                                                            --------   --------   --------   --------   --------
Operating income..........................................    78,322    111,047     75,981     88,121    106,310
Interest expense..........................................    37,086     37,570     37,247     36,518     35,922
Other income (expense), net...............................       380      3,408      1,633        672       (941)
                                                            --------   --------   --------   --------   --------
Net income................................................  $ 41,616   $ 76,885   $ 40,367   $ 52,275   $ 69,447
                                                            ========   ========   ========   ========   ========
Capital expenditures......................................  $ 21,084   $ 17,913   $ 31,431   $ 27,686   $ 24,934
BALANCE SHEET DATA (AT PERIOD END):
Properties, plant and equipment, net......................  $616,610   $613,039   $623,318   $628,694   $629,365
Total assets..............................................   696,980    714,772    720,854    725,818    726,722
Long-term debt............................................   355,000    355,000    355,000    355,000    355,000
Total partners' capital...................................   265,851    287,961    270,065    262,915    272,937
OPERATING DATA:
Barrels delivered (MBbls).................................   332,679    349,754    354,324    365,377    369,845

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The unaudited pro forma combined financial statements of the Partnership have been derived from the historical balance sheet and income statements of the Partnership and Santa Fe Pacific Pipeline Partners, L.P. as of December 31, 1997 and for the year then ended and for the nine month period ended September 30, 1998. The unaudited pro forma combined financial statements have been prepared to give effect to the acquisition of Santa Fe through the issuance of 1.39 units of the Partnership for each outstanding Santa Fe common unit and the purchase of the general partner interest of Santa Fe for $84.4 million in cash using the purchase method of accounting. The unaudited pro forma combined balance sheet has been prepared assuming the acquisition of Santa Fe, the formation of Shell CO(2) Company and the refinancing of existing indebtedness had been consummated on December 31, 1997. The unaudited pro forma combined statements of income for the year ended December 31, 1997 and for the nine month period ended September 30, 1998 have been prepared assuming the acquisition of Santa Fe had been consummated on January 1, 1997.

     The purchase price for Santa Fe allocated in the unaudited pro forma combined financial statements is based on management's preliminary estimate of the fair market values of assets acquired and liabilities assumed and are subject to adjustment. The final allocation of the purchase price will be based on the fair market values determined by valuations and other studies.

     The unaudited pro forma combined financial statements include assumptions and adjustments as described in the accompanying notes and should be read in conjunction with the historical financial statements and related notes of the Partnership and Santa Fe, incorporated by reference herein and the Unaudited Pro Forma Combined Financial Statements filed by the Partnership on Form 8-K on April 13, 1998 and on Form 8-K/A on December 23, 1998.

     The unaudited pro forma combined financial statements may not be indicative of the results that would have occurred if the acquisition of Santa Fe had been consummated on the date indicated or which will be obtained in the future.

                        PRO FORMA COMBINED BALANCE SHEET

                                     ASSETS

                                                             AS OF DECEMBER 31, 1997
                                              ------------------------------------------------------
                                              PARTNERSHIP    SANTA FE     PRO FORMA       PRO FORMA
                                              HISTORICAL    HISTORICAL   ADJUSTMENTS       COMBINED
                                              -----------   ----------   -----------      ----------
                                                                  (IN THOUSANDS)
Current assets
  Cash and cash equivalents.................   $  9,612     $  40,872     $(19,200)(d)    $   25,484
                                                                            (5,800)(e)
  Accounts receivable.......................      8,569        34,307                         42,876
  Inventories
    Products................................      1,901                                        1,901
    Materials and supplies..................      1,710                                        1,710
  Other current assets......................                    2,875                          2,875
                                               --------     ---------     --------        ----------
                                                 21,792        78,054      (25,000)           74,846
Property, plant and equipment at cost.......    290,620       744,925      664,107(a)      1,643,212
                                                                           (56,440)(b)
  Less accumulated depreciation.............    (45,653)     (115,560)     115,560(a)        (45,653)
                                               --------     ---------     --------        ----------
                                                244,967       629,365      723,227         1,597,559
Investments in partnerships.................     31,711                     81,440(b)        113,151
Deferred charges and other assets...........     14,436        19,303        1,705(d)         35,444
                                               --------     ---------     --------        ----------
         Total assets.......................   $312,906     $ 726,722     $781,372        $1,821,000
                                               ========     =========     ========        ==========
                                 LIABILITIES AND PARTNERS' CAPITAL
Current liabilities
  Accounts payable -- trade.................   $  4,930     $   5,755     $               $   10,685
  Accrued liabilities.......................      3,585        32,920       12,000(c)         48,505
  Accrued taxes.............................      2,861                                        2,861
                                               --------     ---------     --------        ----------
                                                 11,376        38,675       12,000            62,051
Long-term debt..............................    146,824       355,000      108,923(d)        610,747
Deferred credits and other liabilities......      2,997        58,767                         61,764
Minority interest...........................      1,485         1,342        9,623(g)         11,582
                                                                              (138)(d)
                                                                              (730)(k)
Partners' capital
  Common units..............................    146,840       271,596      671,609(a)      1,071,657
                                                                           (13,368)(d)
                                                                            (5,020)(k)
  General Partner...........................      3,384         1,342       (1,342)(f)         3,199
                                                                              (135)(d)
                                                                               (50)(k)
                                               --------     ---------     --------        ----------
                                                150,224       272,938      651,694         1,074,856
                                               --------     ---------     --------        ----------
         Total liabilities and partners'
           capital..........................   $312,906     $ 726,722     $781,372        $1,821,000
                                               ========     =========     ========        ==========

         The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

                    PRO FORMA COMBINED STATEMENTS OF INCOME

                                                         YEAR ENDED DECEMBER 31, 1997
                                             -----------------------------------------------------
                                             PARTNERSHIP    SANTA FE     PRO FORMA       PRO FORMA
                                             HISTORICAL    HISTORICAL   ADJUSTMENTS      COMBINED
                                             -----------   ----------   -----------      ---------
                                                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
Revenues...................................    $73,932      $244,415      $              $318,347
Costs and expenses
  Cost of products sold....................      7,154                                      7,154
  Operations and maintenance...............     17,982        61,585       (2,625)(h)      76,942
  Fuel and power...........................      5,636        20,674                       26,310
  Depreciation and amortization............     10,067        21,351        9,961(i)       41,379
  General and administrative...............      8,862        26,495       (7,875)(h)      27,482
  Provision for litigation costs...........                    8,000                        8,000
                                               -------      --------      -------        --------
                                                49,701       138,105         (539)        187,267
                                               -------      --------      -------        --------
Operating income...........................     24,231       106,310          539         131,080
Other income (expense)
  Equity in earnings of partnerships.......      5,724                                      5,724
  Interest expense.........................    (12,605)      (35,922)      (4,547)(j)     (53,074)
  Interest income and other, net...........       (174)        1,374                        1,200
Minority interest..........................       (179)       (2,315)       1,273(l)       (1,221)
                                               -------      --------      -------        --------
Income before income taxes and
  extraordinary item.......................     16,997        69,447       (2,735)         83,709
Income tax (provision) benefit.............        740                                        740
                                               -------      --------      -------        --------
Net income before extraordinary item.......    $17,737      $ 69,447      $(2,735)       $ 84,449
                                               =======      ========      =======        ========
General Partner's interest in net income
  before extraordinary item................    $ 4,074      $  2,315      $ 5,841(l)     $ 12,230
Limited partners' interest in net income
  before extraordinary item................     13,663        67,132       (8,576)(l)      72,219
                                               -------      --------      -------        --------
Net income before extraordinary item.......    $17,737      $ 69,447      $(2,735)       $ 84,449
                                               =======      ========      =======        ========
Allocation of net income before
  extraordinary item per limited partner
  unit.....................................    $  1.02      $   3.51      $              $   1.80
                                               =======      ========      =======        ========
Number of Units used in computation........     13,411                     26,616(a)       40,027

         The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

                     PRO FORMA COMBINED STATEMENT OF INCOME

                                                     NINE MONTHS ENDED SEPTEMBER 30, 1998
                                          ----------------------------------------------------------
                                           PARTNERSHIP      SANTA FE       PRO FORMA       PRO FORMA
                                          HISTORICAL(1)   HISTORICAL(2)   ADJUSTMENTS      COMBINED
                                          -------------   -------------   -----------      ---------
                                                   (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
Revenues................................    $220,685         $39,247        $              $259,932
Costs and expenses
  Cost of products sold.................       5,482                                          5,482
  Operations and maintenance............      51,954          21,009           (438)(h)      72,525
  Fuel and power........................      15,778                                         15,778
  Depreciation and amortization.........      25,440           3,558          1,290(i)       30,288
  General and administrative............      25,946                         (1,313)(h)      24,633
                                            --------         -------        -------        --------
                                             124,600          24,567           (461)        148,706
                                            --------         -------        -------        --------
Operating income........................      96,085          14,680            461         111,226
Other income (expense)
  Equity in earnings of partnerships....      16,417                                         16,417
  Interest expense......................     (28,986)         (5,507)          (758)(j)     (35,251)
  Interest income and other, net........      (3,031)            348                         (2,683)
Minority interest.......................        (924)           (307)           163(l)       (1,068)
                                            --------         -------        -------        --------
Income before income taxes and
  extraordinary item....................      79,561           9,214           (134)         88,641
Income tax (expense)....................        (168)                                          (168)
                                            --------         -------        -------        --------
Net income before extraordinary item....    $ 79,393         $ 9,214        $  (134)       $ 88,473
                                            ========         =======        =======        ========
General Partner's interest in net income
  before extraordinary item.............    $ 22,458         $   307        $ 2,345(l)     $ 25,110
Limited partners' interest in net income
  before extraordinary item.............      56,935           8,907         (2,479)(l)      63,363
                                            --------         -------        -------        --------
Net income before extraordinary item....    $ 79,393         $ 9,214        $  (134)       $ 88,473
                                            --------         -------        -------        --------
Allocation of net income before
  extraordinary item per limited partner
  unit..................................    $   1.53         $              $              $   1.46
                                            ========         =======        =======        ========
Number of Units used in computation.....      37,180                          6,299(a)       43,479

------------------------------

(1) Includes the Pacific Operations since March 6, 1998.

(2) Covers the period between January 1, 1998 to March 6, 1998

         The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
             (IN THOUSANDS, EXCEPT PERCENTAGE AND PER UNIT AMOUNTS)

BASIS OF PRESENTATION

     The following described pro forma adjustments give recognition to the acquisition of Santa Fe through the issuance of 1.39 units at a unit price, as of the close of business on March 6, 1998, of $35.4375 to the public holders of Santa Fe common units for each outstanding Santa Fe common unit, the redemption of the general partner interest in Santa Fe for $84,400 in cash, a General Partner cash contribution of $9,623, the refinancing of indebtedness and the purchase of a 20% interest in Shell CO(2) Company.

(a) Reflects the preliminary allocation of the total purchase price in excess of the net assets acquired to estimated fair value of property, plant and equipment utilizing the purchase method of accounting for the acquisition of Santa Fe as of December 31, 1997. The purchase price allocation is subject to revision based on a preliminary appraisal. The valuation of the assets and liabilities is not complete as of the date of this filing.

     The purchase price is calculated as follows:

  Issuance of 26,616 units..................................   $  943,205
  Cash for general partner interest in Santa Fe.............       84,400
  Involuntary termination costs.............................       12,000
  Acquisition fees and other costs..........................       13,000
                                                               ----------
          Total costs.......................................    1,052,605
  Santa Fe net book value...................................      272,938
                                                               ----------
  Excess of purchase price over net assets acquired.........   $  779,667
                                                               ==========

     The excess of the purchase price over the book value of net assets acquired is allocated to the fair market value of property, plant and equipment acquired. The excess of the purchase price over this fair value, if any, will be allocated to goodwill and amortized over forty years.

(b) Gives effect to the purchase of a 20% equity interest in Shell CO(2) Company for a contribution of property, plant and equipment with a net book value of $56,440 and cash of $25,000.

(c) Reflects the assumption of involuntary termination costs of certain Santa Fe employees in connection with the Partnership's acquisition of Santa Fe estimated to total $12,000 (net of a $4,500 reimbursement by Santa Fe).

(d)  Reflects borrowings totaling $108,923 calculated as follows:

  Cash for general partner interest in Santa Fe.............   $ 84,400
  Acquisition fees and other costs..........................     13,000
  General Partner cash contribution.........................     (9,623)
  Less: utilization of cash resources.......................    (19,200)
                                                               --------
          Total borrowings associated with Partnership's
            acquisition of Santa Fe.........................     68,577
  Purchase of interest in Shell CO(2) Company...............     25,000
  Refinancing of existing debt..............................     12,746
  Credit facility fees......................................      2,600
                                                               --------
          Total.............................................   $108,923
                                                               ========

     The Partnership entered into a revolving credit facility agreement on February 17, 1998, in which a portion of the proceeds were used to refinance certain existing long-term debt,

             (IN THOUSANDS, EXCEPT PERCENTAGE AND PER UNIT AMOUNTS)

     including the payment of a $12,746 make-whole premium on certain debt. The payment of such make-whole premium and write-off of unamortized debt costs of $895 resulted in an extraordinary loss of approximately $13,611 which is reflected in the Pro Forma Balance Sheet as a reduction to Partners' capital and minority interest. The extraordinary loss and the interest expense associated with the refinancing of certain debt, borrowings related to the make-whole premium and the investment in the Shell CO(2) Company are not directly related to the acquisition of Santa Fe and are not reflected in the Pro Forma Combined Statement of Income for the 12 months ended December 31, 1997. The extraordinary loss was recorded in the first quarter of 1998.

(e) Gives effect to the utilization of $5,800 of cash from SFPP, L.P., the operating partnership of Santa Fe, to redeem a 0.5101% special limited partner interest ("Special LP Interest") owned by the former general partner of Santa Fe.

(f) To give effect to the removal of the former general partner of Santa Fe as the general partner of Santa Fe.

(g) To account for the additional $9,623 cash contribution to Kinder Morgan Operating L.P. "D" (minority interest of 1.0101%).

(h) To reduce operating and general and administrative expense for the costs related to certain employees involuntarily terminated in connection with the acquisition of Santa Fe. The Partnership management has made explicit determinations of salary, benefit, and other cost reductions resulting from these terminations. Such reductions will have a continuing impact on expenses in future periods. None of the identified terminations or cost reductions will reduce revenues or efficiency of operations.

(i) To record estimated additional depreciation expense assuming an estimated remaining useful life of 45 years.

(j) Reflects incremental interest expense on new debt associated with the acquisition of Santa Fe of $68,577 at a rate of 6.63% as discussed in (d) above.

(k) Gives effect to the redemption of the 0.5101% Special LP Interest in connection with the acquisition of Santa Fe. Pursuant to the Purchase Agreement, SFPP redeemed a portion of the Special LP Interest from the former Santa Fe general partner for $5,800. These amounts reduce Partners Capital-Units by $5,020, Partners Capital-General Partner by $50, and minority interest by $52. This leaves the former Santa Fe general partner with a remaining minority Special LP Interest of 0.5% in SFPP.

(l) Gives effect to the allocation of pro forma net income to the general partner and the limited partners resulting from the utilization of Partnership sharing ratios. Amounts are calculated giving consideration to cash available for distribution after certain anticipated cost savings and interest expense (see notes (h) and (j), respectively). The general partner's interest in net income includes incentive distributions the general partner would have received based on total distributions. These incentive distributions are greater under the Partnership's partnership agreement than they would have been under the Santa Fe partnership agreement.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                    RESULTS OF OPERATIONS OF THE PARTNERSHIP

NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

     For the nine months ended September 30, 1998, the Partnership reported $79.4 million as net income before extraordinary charge. This amount compares to $10.0 million reported as net income for the same period of 1997.

     The Pacific Operations business segment reported earnings of $95.8 million since March 6, 1998. Business segment earnings do not include Partnership expenses related to general and administrative costs or debt costs. Excluding the Pacific Operations' segment income (from revenue of $154.9 million), the Partnership reported a 48% increase in earnings from its remaining business segments: Mid-Continent Operations and Bulk Terminals. Higher debt expense and higher general and administrative expenses partially offset higher overall earnings in the first nine months of 1998.

     The Mid-Continent Operations reported earnings of $25.0 million for the first nine months of 1998 compared to $17.3 million for the same period last year. The increase was mainly due to higher earnings from CO(2) activities. Due to the Partnership's investment in Shell CO(2) Company, earnings from CO(2) operations were $11.8 million in 1998 compared to $5.5 million in 1997. In addition, nine month earnings from the Partnership's investment in the Mont Belvieu Fractionator increased 70% ($1.5 million) over last year primarily due to favorable income tax adjustments. A decrease in pipeline income from last year partially offset the overall increase in segment earnings. Warmer weather resulted in lower transport volumes and lower average tariff rates. Excluding the results of the Central Basin Pipeline, which were reported under the equity method in 1998, pipeline revenue was $25.1 million and income was $9.2 million for the first nine months of 1998. Revenues were $28.4 million and income was $10.2 million, for the same period last year.

     Earnings from the Bulk Terminals segment equaled $12.6 million in the first nine months of 1998 compared to $8.1 million in the same period of 1997.

     Amounts for 1998 include the dry bulk terminal businesses acquired from Hall-Buck Marine Inc. effective July 1, 1998. Excluding these acquired assets, the segment's 1998 earnings increase was primarily due to the inclusion of the Grand Rivers Terminal, which was acquired in September 1997, as well as increased earnings from coal marketing activity. Segment revenues, excluding the acquired assets, were $22.8 million for the first nine months of 1998 versus $13.0 million for the same period in 1997. This 76% increase reflects the addition of the Grand Rivers Terminal as well as higher operating revenues realized from marketing activity.

     Operating statistics for the first nine months of 1997 and 1998 are as follows:

                                NINE MONTHS
                                   ENDED
                               SEPTEMBER 30,
                               -------------
                               1997    1998
                               -----   -----
PACIFIC OPERATIONS
  Delivery volumes
     (MMBbls)................     --   228.7
  Average tariff ($/Bbl).....     --   $0.63
MID-CONTINENT OPERATIONS*
  Delivery volumes
     (MMBbls)................   32.1    32.7
  Average tariff ($/Bbl).....  $0.75   $0.69
BULK TERMINALS
  Transport volumes (MM
     Tons)...................    6.2    14.9

------------------------------

* North System and Cypress Pipeline only.

     Earnings contribution by business segment for the first nine months of 1997 and 1998 is as follows:

                   EARNINGS CONTRIBUTION BY BUSINESS SEGMENT*
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                          NINE MONTHS ENDED
                            SEPTEMBER 30,
                          -----------------
                           1997      1998
                          -------   -------
Pacific Operations......  $    --   $95,847
Mid-Continent
  Operations............   17,315    24,971
Bulk Terminals..........    8,063    12,601

------------------------------

* Excludes general and administrative expenses, debt costs and minority interest. Includes the results of acquired operations from the date of acquisition.

     Cost of products sold increased 3% to $5.5 million in 1998 compared to $5.3 million in 1997. Lower purchase/sale contracts reported by the Mid-Continent Operations segment were offset by higher cost of goods sold incurred by the Bulk Terminals segment. 1998 amounts exclude the product costs incurred by the Central Basin Pipeline, which was accounted for under the equity method. Higher product costs incurred by the Bulk Terminals segment reflect an increase in purchase contracts relating to coal marketing transactions.

     Excluding the $11.5 million in expense incurred by the Pacific Operations and dry bulk terminals (the 1998 acquired assets), year-to-date fuel and power expense increased 13% in 1998 as compared to 1997. The increase was primarily due to higher average electricity rates and higher coal volumes.

     Operating and maintenance expenses, combined with general and administrative expenses, totaled $69.7 million for the first nine months of 1998. These expenses were $17.4 million for the first nine months of 1997. The 1998 increase reflects the addition of the Grand Rivers Terminal and overall higher expense from the Bulk Terminals segment because of higher coal transfer volumes. The net increase was partially offset by lower operations and maintenance expenses from the Mid-Continent Operations segment due to lower transportation volumes on the North System and accounting for the Central Basin Pipeline under the equity method. Higher general and administrative expenses are primarily due to the acquisition of the Pacific Operations.

     Depreciation and amortization expense increased to $25.4 million for the first nine months of 1998 compared to $7.8 million for the same period of 1997. The increase was attributable to the inclusion of the Pacific Operations and the dry bulk terminals, which reported combined depreciation expense of $18.4 million for the first nine months of 1998.

     Excluding the $6.3 million in expense incurred by the acquired assets, taxes, other than income taxes, decreased 19% in the first nine months of 1998 versus the same period a year ago. Mid-Continent Operations reported lower tax expenses as a result of the CO(2) joint venture with Shell and lower property tax valuations on the North System.

     Equity in earnings of partnerships increased $12.2 million in the first nine months of 1998 compared to the first nine months of 1997. This increase resulted from the recognition of $10.9 million of earnings from the Partnership's equity investment in Shell CO(2) Company and higher earnings from the Partnership's equity investments in Plantation Pipe Line Company, the Colton Transmix Processing Facility and the Heartland Partnership.

     Net interest expense increased $18.2 million in the nine month period ended September 30, 1998 over the same period of 1997. This increase was primarily due to the Partnership assuming debt as part of the acquisition of the Pacific Operations as well as expenses related to the financing of the Partnership's investment in Plantation Pipe Line Company and the bulk terminals acquisition.

     Other net income and expense decreased $4.6 million in the first nine months of 1998 compared to last year. The decrease was primarily due to expense relating to reserves for the Pacific Operations' rate case pending before the Federal Energy Regulatory Commission.

     Minority interest expense increased $0.8 million in the nine month period ended September 30, 1998 when compared to the same period of 1997. The increase was the result of earnings attributable to the Pacific Operations as well as to higher overall Partnership net income.

     Income tax expense decreased $0.7 million in the first nine months of 1998 when compared to the first nine months of 1997. This decrease resulted primarily from tax benefits resulting from the change in ownership of the Mont Belvieu Fractionator interest to a non-corporate entity.

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

     The Partnership's net income increased 49% to $17.7 million in 1997 from $11.9 million in 1996. The results for 1996 included a non-recurring gain of $2.5 million, attributable to the cash buyout received from Chevron, USA for early termination of a gas processing contract at the Painter Plant. See Note 5 of the Notes to the Consolidated Financial Statements of the Partnership, incorporated in this prospectus supplement by reference.

     Earnings for the Bulk Terminals segment increased significantly. This segment reported net income of $10.7 million for 1997, which was $6.3 million (143%) higher than 1996. Earnings from the coal terminals increased 81%, primarily the result of increases in coal tons transferred and average transfer rates at the Cora Terminal, as well as the addition of the Grand Rivers Terminal in September 1997. Operating results from Red Lightning Energy Services business unit also contributed positive earnings.

     Net income for the Mid-Continent Operations segment decreased to $27.5 million (4.4%) in 1997 compared to $28.8 million in 1996. Earnings from the Central Basin Pipeline increased 16%, as a result of higher throughput and a decrease in cost of products sold. Increased throughput on the Cypress Pipeline led to an earnings increase of 9% over 1996. The increased throughput on the Cypress Pipeline was due to a 25,000 barrel per day expansion in late November 1997. Earnings on the North System for 1997 increased 3% compared to last year, primarily due to lower operating and maintenance expenses. However, a $2.5 million buyout payment from Chevron relating to the termination of a lease at the Painter Plant resulted in higher overall earnings in 1996 for Mid-Continent Operations.

     Lower earnings from the Partnership's gas processing and fractionation assets reduced earnings for the Mid-Continent Operations segment. Earnings for the gas processing and fraction assets decreased $3.1 million in 1997, primarily the result of the $2.5 million non-recurring gain recognized in 1996 (referred to above). Earnings from the Partnership's interest in the Mont Belvieu Fractionator increased 13% from a year ago. The favorable fractionator results included $0.7 million of tax benefits associated with the partial liquidating distribution of Kinder Morgan Natural Gas Liquids Corporation ("KMNGL"), the corporate entity holding the Partnership's interest in the fractionator. A $0.6 million reserve established for a contested product loss partially offset this tax benefit. Lower overall earnings from gas processing and fractionation were due to the termination of the Painter Plant's gas processing agreement by Chevron, effective as of August 1, 1996.

     Partnership revenues increased 4% to $73.9 million in 1997 compared to $71.3 million in 1996. Revenues from the Bulk Terminals segment totaled $18.2 million, up $10.1 million from 1996. The large increase reflects the addition of the Red Lightning Energy Services unit in April 1997 and the Grand Rivers Terminal in September 1997. Revenues from the Cora Terminal increased to $10.9 million (35%) in 1997. The increase resulted from a 17% increase in volumes transferred and a 6% increase in average transfer rates.

     The Mid-Continent Operations segment's 1997 revenues decreased 11.7% compared to

1996. This decrease was primarily due to lower volumes shipped on the North System due to warmer weather in the midwestern United States. Revenues in 1997 were $55.8 million compared to $63.2 million in 1996. Revenues from the Cypress Pipeline increased 11% due to a 14% increase in throughput volumes. The North System's revenues decreased 3% due to a 5% decrease in barrels transported. Revenue from the Central Basin Pipeline was essentially unchanged. Gas processing and fractionation revenues declined in 1997 compared to the previous year. The decrease was the result of the termination of gas processing at the Painter Plant in August 1996 and the assignment of the Mobil Agreement to KN Processing, Inc. on April 1, 1997.

     Cost of products sold decreased 9% to $7.2 million in 1997 compared to 1996. The decrease was due to fewer purchase/sale contracts on the liquids pipelines as well as the termination of purchase/sale contracts at the Painter Plant. Cost of sales for the Red Lightning Energy Services unit partially offset lower overall cost of sales.

     Fuel and power expense increased to $5.6 million in 1997 compared to $4.9 million in 1996. The 14% increase from the prior period was principally the result of higher fuel costs for the Partnership's liquids pipelines, as well as increases in coal tons transferred by the coal terminals.

     Operating and maintenance expenses, combined with general and administrative expenses, were $23.9 million in 1997. This amount represents a 15% decrease from the $28.0 million reported in 1996. A significant decrease in operating and administrative expense resulted from assigning the Mobil Agreement to KN Processing, Inc. and leasing the Painter Plant to Amoco Oil Company. Operating, maintenance, and administrative expenses for the Mid-Continent Operations segment decreased 10% in 1997 compared to 1996. This decrease resulted from new management increasing operating efficiencies and reducing costs. Higher expenses from the Bulk Terminals segment partially offset lower overall operating, maintenance, and general and administrative expenses. Increased business activity caused higher operating expenses.

     Taxes other than income decreased $0.5 million (15%) in 1997 due to adjustments to the ad valorem tax valuations of the Partnership's liquids pipelines and prior year ad valorem tax provisions.

     Other income decreased $3.4 million in 1997. Other income includes interest income, other non-operating income and expense and reserves. The decrease reflects the $2.5 million buyout payment received from Chevron in 1996 and a $0.6 million contested product loss at the Mont Belvieu Fractionator.

     Income tax expense decreased $2.1 million in 1997 compared to 1996. The decrease was due to a decrease in the cumulative difference between book and tax depreciation and the effect of a partial liquidating distribution.

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

     Partnership net income increased to $11.9 million in 1996 from $11.3 million in 1995. The 5% increase was primarily due to increased operating earnings from the Mid-Continent Operations segment and a $2.5 million buyout payment received from Chevron for early termination of a gas processing contract at the Painter Plant. The Mid-Continent Operations segment reported a 7.3% increase in net income for 1996, chiefly due to an 83% increase in earnings from the Central Basin Pipeline and a 12% increase in earnings from the Cypress Pipeline. Lower gas processing and fractionation operating earnings partially offset these increases. Net income for the Bulk Terminals segment decreased 12.3% to $4.4 million in 1996 from $5.0 million in 1995.

     Revenues of the Partnership increased 11% to $71.3 million in 1996 compared to $64.3 million in 1995. Revenues for the Mid-Continent Operations increased 13% in 1996, mainly due to a 55.0% increase in Central Basin Pipeline revenues. Central Basin's increase in revenues was due primarily to a 41% increase in transport volumes in 1996 as compared to 1995. Additionally, a favorable crop drying season and colder weather increased the North System's transport volumes 12%. This increase in volume on the North System increased North System revenues 7% in 1996 over 1995. Gas processing and fractionation revenues increased 2% from 1995, mainly due to a full year of revenues earned at the Bushton facility in connection with the Mobil Agreement. The agreement was assigned to the Partnership as of October 1, 1995. Lower revenues at the Painter Plant somewhat offset the overall increase in revenues. Revenues at the Painter Plant decreased due to the Chevron gas processing contract termination and unscheduled downtime due to an equipment malfunction.

     Cost of products sold decreased $0.1 million (2%) in 1996 as compared to 1995, primarily due to reduced product sales on the North System.

     Operating expense increased 37% to $27.3 million in 1996 compared to $19.9 million in 1995, due to expenses incurred in connection with the Mobil Agreement. Operating expense includes operations and maintenance expense, fuel and power costs, and taxes other than income taxes. Additionally, operating expense increased $0.9 million as a result of a new storage agreement with a Partnership affiliate on the North System. This agreement went into effect on January 1, 1996. The new storage agreement increased the North System's storage capacity at Bushton, Kansas from 1.5 million barrels to 5.0 million barrels.

     Depreciation expense increased $0.4 million (4%) during 1996 as compared to 1995 primarily as a result of 1996 property additions.

     General and administrative expense increased $0.4 million (4%) in 1996 as compared to 1995 primarily due to a 6% annual increase in reimbursements to Enron for services provided to the Partnership by Enron and its affiliates.

     Interest expense increased $0.2 million (1%) in 1996 as compared to 1995 primarily as a result of increased borrowings under a working capital facility. The Partnership borrowed the funds for expansion capital expenditures.

     Interest income and other net income increased 128% to $3.3 million in 1996 as compared to $1.4 million in 1995. The increase was primarily due to the $2.5 million buyout payment received from Chevron in 1996. In addition, other income for 1995 included a $0.5 million business interruption insurance settlement related to a previous year event on the North System.

                       RESULTS OF OPERATIONS OF SANTA FE

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

     Net income for Santa Fe increased $17.1 million, or 32.7%, to $69.4 million, or $3.51 per Santa Fe unit, in 1997, compared to $52.3 million, or $2.64 per Santa Fe unit, in 1996. The increase was due to higher revenues and lower operating expenses. Results of operations included provisions for litigation and transaction costs aggregating $10.3 million in 1997 and provisions for litigation costs aggregating $23.0 million in 1996.

     Total revenues for Santa Fe increased $4.3 million, or 1.8%, to $244.4 million in 1997, compared to $240.1 million in 1996. Trunk revenues increased $2.8 million, or 1.0%, to $192.0 million in 1997, compared to $189.2 million in 1996. The increase was due to increased commercial revenues, partially offset by lower military revenues, and a longer average length of haul. Storage and terminaling revenues increased $0.8 million, or 2.1%, to $39.1 million in 1997 compared to $38.3 million in 1996. Other revenues increased $0.6 million, or 4.8%, to $13.3 million in 1997, compared to $12.6 million in 1996.

     Total operating expenses decreased $13.9 million, or 9.2%, to $138.1 million in 1997, compared to $152.0 million in 1996. This decrease was due to lower general and administrative expenses, facilities costs and provisions for litigation costs, partially offset by higher field operating expenses. Field operating expenses increased $7.5 million, or 20.1%, to $44.9 million in 1997, compared to $37.4 million in 1996. This increase was primarily due to lower product gains, higher maintenance costs and higher centralized control costs. General and administrative expenses decreased $3.8 million, or 12.5%, to $26.5 million in 1997, compared to $30.3 million in 1996. This decrease was primarily due to lower property taxes due to tax credits associated with the prior years. Facilities costs decreased $2.5 million, or 13%, to $16.7 million in 1997, compared to $19.2 million in 1996. This decrease was primarily due to interest income associated with the property tax credits.

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

     Santa Fe reported 1996 net income of $52.3 million, or $2.64 per Santa Fe unit, compared to net income of $40.4 million, or $2.04 per Santa Fe unit, in 1995. The decrease was primarily due to special items recorded in both years. Results of operations included provisions for litigation costs aggregating $23.0 million in 1996 and provisions for environmental and litigation costs aggregating $34.0 million in 1995. Excluding these provisions, adjusted net income was $74.5 million, or $3.76 per Santa Fe unit, in 1996, compared to $73.3 million, or $3.70 per Santa Fe unit, in 1995.

     Total 1996 revenues of $240.1 million were approximately 3% above 1995 levels. Trunk revenues of $189.2 million were $6.0 million higher than in 1995 primarily due to growth in total volumes transported. Commercial volumes were about 3.5% higher, and military volumes 7.5% lower, than in 1995, and the average length of haul was slightly greater. Commercial deliveries to all of Santa Fe's major markets, including Southern California, increased during 1996. The downsizing and realignment of military bases served by Santa Fe was the primary cause for the reduced military volumes. Storage and terminaling revenues were about 2% higher than in 1995. Other revenues were 1% lower than in 1995.

     Total operating expenses of $152.0 million were $5.7 million lower than in 1995. Excluding the provisions described above, operating expenses would have been $5.3 million, or about 4.5%, higher than in 1995. Higher field operating expenses ($4.4 million), general and administrative expenses ($2.8 million) and depreciation and amortization ($0.6 million) were partially offset by lower facilities costs ($1.8 million) and power costs ($0.7 million). The increase in field operating expenses was largely attributable to higher pipeline repairs and maintenance, including pipeline reconditioning projects, and higher environmental costs. Reductions in certain other field costs partially offset these increases. General and administrative expenses were higher due to:

     - outside legal costs, primarily associated with the East Line civil litigation, the FERC proceedings, and environmental insurance litigation;

     - higher employee health care and other benefit costs; and

     - business process redesign costs.

     Santa Fe's expanding capital asset base caused the increase in depreciation and amortization. The decrease in facilities costs is largely attributable to approximately $3 million in property tax refunds, partially offset by higher insurance premiums and right-of-way rental costs. The decrease in power costs resulted from periodic fuel cost adjustments received at several locations and savings from power transmission capital investments. Excluding provisions for environmental remediation and East Line litigation, costs recorded as operating expense aggregated $9.6 million in 1996 and $7.0 million in 1995.

     Other income, net decreased $0.6 million compared to 1995, primarily due to lower interest income, attributable to lower cash balances. A gain on the sale of excess land partially offset this increase.

                                    OUTLOOK

     The Partnership intends to actively pursue a strategy to increase the

Partnership's operating income. The Partnership will use a three-pronged strategy to accomplish this goal.

     - COST REDUCTIONS. The Partnership has substantially reduced its operating expenses since the general partner was acquired from Enron in February 1997 and will continue to seek further reductions where appropriate.

     - INTERNAL GROWTH. The Partnership intends to expand the operations of its current facilities. The Partnership has taken a number of steps that management believes will increase revenues from existing operations, including the following:

       - The Pacific Operations committed over $40 million to expand its pipeline and storage facilities.

       - The Cypress Pipeline expanded its capacity by 25,000 barrels per day in November 1997.

       - The Cora Terminal and Grand Rivers Terminal handled an aggregate of approximately 13.5 million tons during 1998 as a result of sales agreements and other new business.

       - Earnings and cash flow, as historically related to the operations of the Central Basin Pipeline, increased in 1998 as a result of the partnership formed with Shell.

     - STRATEGIC ACQUISITIONS. During 1998, the Partnership made the following acquisitions:

                          ACQUISITION
                          -----------
Shell CO(2) joint
  venture............  March 5, 1998
Pacific Operations...  March 6, 1998
Kinder Morgan Bulk
  Terminals..........  July 1, 1998
24% of Plantation
  Pipe Line
  Company............  September 15, 1998
Pier IX Terminal.....  December 18, 1998
Shipyard River
  Terminal...........  December 18, 1998

     The Partnership intends to seek opportunities to make additional strategic acquisitions to expand existing businesses or to enter into related businesses. The Partnership periodically considers potential acquisition opportunities as such opportunities are identified by the Partnership. No assurance can be given that the Partnership will be able to consummate any such acquisitions. Management anticipates that the Partnership will finance acquisitions temporarily by borrowings under the Credit Facility and permanently by a combination of debt and equity funding from the issuance of new debt securities and units.

     On July 15, 1998, the Partnership announced an increase in its quarterly distribution to $0.63 per unit, effective with the distribution for the second quarter of 1998. The distribution for the third quarter of 1998 was also $0.63 per unit. Management intends to maintain the distribution at an annual level of at least $2.52 per unit assuming no adverse change in the Partnership's operations, economic conditions and other factors.

                              FINANCIAL CONDITION

     The Partnership's primary cash requirements, in addition to normal operating expenses, are:

     - debt service;

     - sustaining capital expenditures;

     - discretionary capital expenditures; and

     - quarterly distributions to partners.

     In addition to using cash generated from operations, the Partnership could meet its cash requirements by borrowing money under its credit facilities or by issuing additional units. The Partnership expects to use existing cash and cash flows from operating activities to fund:

     - future cash distributions;

     - sustaining capital expenditures; and

     - interest payments.

The Partnership expects to use additional Partnership borrowings or the issuance of additional units to fund:

     - expansion capital expenditures; and

     - debt principal payments.

     The following discussion of "Cash Provided by Operating Activities," "Cash Used in Investing Activities" and "Cash Used in Financing Activities" does not include the activities of acquired businesses prior to the date of acquisition.

CASH PROVIDED BY OPERATING ACTIVITIES

     Net cash provided by operating activities was $105.2 million for the nine months ended September 30, 1998, versus $25.4 million in the comparable period of 1997. The period-to-period increase in cash flow from operations was primarily a result of higher net earnings and non-cash depreciation and amortization charges. Higher earnings, chiefly due to the acquisition of the Pacific Operations, accounted for $55.7 million of the increase. Higher depreciation, directly attributable to the Pacific Operations and the acquisition of dry bulk terminal activity, accounted for $17.6 million of the increase.

     Net cash provided by operating activities was $32.0 million for the year ended December 31, 1997 versus $22.8 million for the comparable period of 1996. This $9.2 million period-to-period increase in cash flow from operations was primarily the result of a $5.8 million improvement in net earnings and a $2.8 million increase in distributions received from the Partnership's investment in Mont Belvieu Associates. Total capital expenditures were $6.9 million in 1997, including sustaining capital expenditures of $3.1 million.

     Net changes in working capital items provided $7.1 million for the nine month period ended September 30, 1998, as compared to $4.1 million provided in the same period in 1997. This positive change in cash flow resulted principally from the acquisition of the Pacific Operations.

     Net changes in working capital items provided $1.1 million in 1997, as compared to $1.8 million used in 1996. This positive change in cash flow resulted principally from an increase in current payables and liabilities. The benefit was partially offset by lower deferred tax expenses ($2.0 million) in 1997 versus 1996. A 1997 tax benefit, producing an adjustment to deferred taxes, resulted from the partial liquidation of Kinder Morgan Natural Gas Liquids Corporation.

CASH USED IN INVESTING ACTIVITIES

     Net cash used in investing activities was $234.4 million for the nine-month period ended September 30, 1998, compared to $28.4 million in the comparable 1997 period. The $206.0 million increase includes $74.7 million used for the March 6, 1998 acquisition of the Pacific Operations.

     Cash used in investing activities totaled $30.3 million in 1997 compared to $9.1 million in 1996. This $21.2 million increase was mainly due to the Partnership's purchase of $20.0 million of long-term assets relating to the September 1997 acquisition of the Grand Rivers Terminal.

     Excluding the effect of assets purchased in the acquisition of the Pacific Operations, additions to property, plant and equipment were $23.5 million for the nine month period ended September 30, 1998 compared to $4.4 million for the comparable period in 1997. These additions of property, plant and equipment include both expansion and maintenance projects. The 1998 increase was mainly due to property additions for the Pacific Operations since the date of acquisition and property additions related to the Bulk Terminals segment.

     Excluding the effect of long-term assets purchased in the Grand Rivers Terminal acquisition, additions to property, plant, and equipment were $6.9 million for 1997, $8.6 million for 1996 and $7.8 million for 1995. Property additions were highest in 1996 chiefly due to the construction of a new propane terminal on the North System and pipeline laterals on the Central Basin Pipeline.

     Contributions to partnership investments increased $134.3 million for the nine month period ended September 30, 1998 compared to the comparable period for 1997. The increase reflects the Partnership's $25.0 million cash investment in Shell CO(2) Company and $110.0 million investment in Plantation Pipe Line Company, partially offset by a decrease in capital funding for the Mont Belvieu Fractionator.

     Contributions to partnership investments increased $3.0 million in 1997 over the prior year. The increase reflects the funding of the Partnership's share of loan repayments associated with the 1996 expansion project at the Mont Belvieu Fractionator.

CASH PROVIDED BY FINANCING ACTIVITIES

     Net cash provided by financing activities amounted to $167.8 million for the nine-month period ended September 30, 1998. The 1998 net cash provided by financing activities represents a $175.7 million increase over the $7.9 million net cash used in financing activities for the nine month period ended September 30, 1997. The increase was chiefly the result of $212.3 million in proceeds received from the June 1998 issuance of approximately 6.1 million units and a $59.8 million increase in overall debt financing activities. In addition, the Partnership received a $12.5 million capital contribution from the general partner. The general partner made the capital contribution to maintain its minority interest in the operating partnerships. The overall net increase in cash provided by financing activities was partially offset by an increase of $64.0 million in distributions to partners and $16.5 million used for refinancing long-term debt.

     Net cash used in financing activities totaled $6.3 million in 1997 compared to $13.6 million in 1996. This decrease of $7.3 million from 1996 was the result of $33.7 million in net proceeds received from the issuance of units, partially offset by an increase in debt payments and distributions to partners.

     The proceeds from the issuance of units in 1997 relate to the Partnership's issuance of approximately 1.1 million units in the third quarter of 1997. The Partnership used a portion of these proceeds to reduce net debt $15.1 million in 1997. Overall net debt financing used for capital expansion projects on the Central Basin Pipeline and the North System provided $3.3 million in 1996 and $6.1 million in 1995.

     Distributions to partners increased to $24.3 million in 1997 compared to $16.8 million in 1996. This increase reflects:

     - an increase in the number of unitholders;

     - an increase in paid distributions per unit; and

     - an increase in incentive distributions to the general partner as a result of the higher distributions to unitholders.

The Partnership paid distributions of $1.63 per unit in 1997 compared to $1.26 per unit in 1996. The Partnership believes that the increase in paid distributions resulted from favorable operating results in 1997.

     Distributions to partners increased to $80.1 million in the nine-month period ended September 30, 1998, compared to $16.0 million in the comparable 1997 period. This increase was due to:

     - increased distributions paid to unitholders of $1.755 per unit in the first nine months of 1998 compared to $1.13 per unit for the comparable period in 1997;

     - the issuance of additional units since September 30, 1997; and

     - increased incentive distributions paid to the general partner.

     The Partnership believes that the increase in paid distributions per unit resulted from favorable operating results during the first nine months of 1998. On October 14, 1998, the Partnership declared a distribution of $0.63 per unit for the third quarter of 1998. The Partnership believes that future operating results will continue to support similar levels of quarterly cash distributions. No assurance can be given that future distributions will continue at such levels.

     The Partnership's debt instruments (other than the Notes) generally require the Partnership to maintain a reserve for future debt service obligations. The purpose of the reserve is to lessen differences in the amount of Available Cash from quarter to quarter due to the timing of required principal and interest payments (which may only be required on a semi-annual or annual basis) and to provide a source of funds to make such payments. The Partnership's debt instruments (other than the Notes) generally require the Partnership to set aside each quarter a portion of the principal and interest payments due in the next six to 12 months.

PARTNERSHIP DISTRIBUTIONS

     The Partnership Agreement requires the Partnership to distribute 100% of "Available Cash" (as defined in the Partnership Agreement) to the partners within 45 days following the end of each calendar quarter in accordance with their respective percentage interests. Available Cash consists generally of all cash receipts of the Partnership and its operating partnerships, less cash disbursements and net changes to reserves, and amounts payable to the former Santa Fe general partner in respect of its 0.5% interest in SFPP, LP.

     Available Cash of the Partnership generally is distributed 98% to the limited partners (including the approximate 2% limited partner interest of the general partner) and 2% to the general partner. This general requirement is modified to provide for incentive distributions to be paid to the general partner in the event that quarterly distributions to unitholders exceed certain specified targets.

     In general, Available Cash for each quarter is distributed as follows:

     - first, 98% to the limited partners and 2% to the general partner until the limited partners have received a total of $0.3025 per unit for such quarter;

     - second, 85% to the limited partners and 15% to the general partner until the limited partners have received a total of $0.3575 per unit for such quarter;

     - third, 75% to the limited partners and 25% to the general partner until the limited partners have received a total of $0.4675 per unit for such quarter; and

     - thereafter, 50% to the limited partners and 50% to the general partner.

Incentive distributions are generally defined as all cash distributions paid to the general partner that are in excess of 2% of the aggregate amount of cash being distributed. The Partnership declared incentive distributions to the general partner of approximately $9.8 million for the third quarter of 1998 and $3.9 million for the year ended December 31, 1997.

CREDIT FACILITIES

     The Partnership has a $325 million revolving credit facility (the "Credit Facility") with a syndicate of financial institutions. First Union National Bank is the administrative agent under the Credit Facility. The Partnership and Kinder Morgan Operating L.P. "B" ("OLP-B") are co-borrowers under the Credit Facility. Commencing in May 2000, the amount available under the Credit Facility is decreased on a quarterly basis, with the final installment due in February 2005.

     The Partnership's operating partnerships and each other Restricted Subsidiary (as defined in the Credit Facility) of the Partnership (other than SFPP) have guaranteed the Partnership's obligations under the Credit Facility. The Partnership has guaranteed the obligations of OLP-B under the Credit Facility. The Credit Facility is unsecured. However, the Credit Facility requires the Partnership, in certain limited circumstances, to provide cash collateral to the lenders to secure letters of credit.

     Interest on advances is generally payable quarterly. Interest on loans under the Credit Facility accrues at the Partnership's option at a floating rate equal to either:

     - First Union National Bank's base rate (but not less than the Federal Funds Rate plus 0.5% per annum); or

     - LIBOR, plus a margin that will vary from 0.75% to 1.25% per annum depending upon the ratio of the Partnership's Debt to Cash Flow.

     The Credit Facility includes restrictive covenants that are customary for this type of facility, including without limitation:

     - requirements to maintain certain financial ratios;

     - restrictions on the incurrence of additional indebtedness;

     - restrictions on entering into mergers, consolidations and sales of assets;

     - restrictions on making investments;

     - restrictions on granting liens;

     - prohibitions on making cash distributions to holders of units more frequently than quarterly;

     - prohibitions on making cash distributions in excess of 100% of Available Cash for the immediately preceding calendar quarter; and

     - prohibitions on making any distribution to holders of units if an event of default exists or would exist upon making such distribution.

     As of December 31, 1998, the Partnership had outstanding borrowings under the Credit Facility of $230 million, including the following:

     - approximately $142 million borrowed to refinance its First Mortgage Notes, including a make whole prepayment premium, and the bank credit facilities of two of its operating partnerships (the "Refinanced Indebtedness");

     - approximately $25 million borrowed to fund its cash investment in Shell CO(2) Company;

     - approximately $100 million borrowed to fund part of the acquisition of the Pacific Operations, including post-closing adjustments;

     - $100 million borrowed to fund part of the purchase price of its interest in Plantation Pipe Line Company;

     - $35 million borrowed to refinance debt of Kinder Morgan Bulk Terminals, Inc. that was outstanding at the time of the acquisition and to fund general corporate purposes; and

     - $35 million borrowed to finance the acquisition of the Pier IX Terminal and the Shipyard River Terminal.

     The Partnership used approximately $210 million of proceeds from a public offering of units in June 1998 to pay down outstanding balances under the Credit Facility.

     The Partnership's First Mortgage Notes were incurred in connection with the original formation of the Partnership. The Partnership borrowed the remainder of the Refinanced Indebtedness for working capital and general partnership purposes. The Partnership's First Mortgage Notes bore interest at a fixed rate of 8.79% per annum. The remaining Refinanced Indebtedness bore interest at varying rates (a weighted average rate of approximately 7.65% per annum as of December 31, 1997). The Partnership's First Mortgage Notes were payable in 10 equal annual installments of $11 million commencing in June 1998. The remaining Refinanced Indebtedness was scheduled to mature in 1999.

     As of December 31, 1998, SFPP's long term debt aggregated $355 million and consisted of $244.0 million of First Mortgage Notes (the "SF Notes") and $111.0 million borrowed under SFPP's $175 million bank credit facility. The SF Notes are payable in annual installments through December 15, 2004. The credit facility matures in August 2000. The Partnership intends to refinance some or all of the remaining SF Notes as they become payable. The credit facility permits SFPP to refinance the $64 million of SF Notes due on or before December 15, 1999 (plus a $31.5 million prepayment allowed on such date). The SFPP credit facility also provides for a working capital facility of up to $25 million.

CAPITAL REQUIREMENTS FOR RECENT TRANSACTIONS

     SHELL CO(2) COMPANY. On March 5, 1998, the Partnership transferred the Central Basin Pipeline and $25 million in cash to Shell CO(2) Company in exchange for a 20% limited partner interest in Shell CO(2) Company. The Partnership financed its cash investment in

Shell CO(2) Company through the Credit Facility.

     SANTA FE PACIFIC PIPELINE PARTNERS, L.P. On March 6, 1998, the Partnership acquired substantially all of the assets of Santa Fe for approximately $1.4 billion in aggregate consideration consisting of approximately 26.6 million Units, $84.4 million in cash and the assumption of certain liabilities. The Partnership financed the $84.4 million cash portion of the purchase price and a portion of the transaction expenses through the Credit Facility.

     PLANTATION PIPE LINE COMPANY. On September 15, 1997, the Partnership acquired 24% of Plantation Pipe Line Company for $110 million. The Partnership borrowed $100 million under the Credit Facility, and paid $10 million from its cash accounts.

     KINDER MORGAN BULK TERMINALS, INC. The Partnership, effective July 1, 1998, acquired Kinder Morgan Bulk Terminals, Inc. for approximately $100 million, consisting of approximately 2.1 million units and the assumption of approximately $23 million of indebtedness. The Partnership subsequently paid off the indebtedness with funds borrowed under the Credit Facility.

     PIER IX TERMINAL AND SHIPYARD RIVER TERMINAL. On December 18, 1998, the Partnership acquired the Pier IX Terminal, located in Newport News, Virginia and the Shipyard River Terminal, located in Charleston, South Carolina for $35 million, which the Partnership borrowed under the Credit Facility.

                                   YEAR 2000

     The Partnership is currently implementing a five phase program to achieve Year 2000 compliance. The Partnership is evaluating both information technology systems ("IT") and non-IT systems, such as those that include embedded technology.

     The Partnership has completed the system inventory phase. In the system inventory phase, all hardware and software was inventoried and a database of systems that need further assessment was created.

     The Partnership has begun the assessment phase. In the assessment phase, specific Year 2000 issues and solutions are identified. The Partnership anticipates completing the assessment phase by the end of the first quarter of 1999.

     The Partnership has begun the system testing phase. In the system testing phase, real world tests on critical systems are run to insure that they will operate properly after the Year 2000. The Partnership anticipates completing the system testing phase by the end of the second quarter of 1999.

     The Partnership has begun the remediation phase. In the remediation phase, problems that arise in our assessment and system testing phases are fixed. The Partnership anticipates completing the remediation phase by the end of the third quarter of 1999.

     The Partnership has not yet begun the contingency planning phase. The Partnership currently has plans in place for non-Year 2000 related contingencies and will modify these plans to address any specific contingencies related to the Year 2000 problem. The Partnership anticipates completing the contingency planning phase by the end of the fourth quarter of 1999.

     The Partnership does not believe it has material exposure to third parties' failures to remediate the Year 2000 problem. The Partnership has not sought and does not intend to seek information from material suppliers, customers, or service providers to determine the exact extent to which the Partnership would be affected by third parties' failures to remediate the Year 2000 problem.

     While the Partnership has budgeted funds to address the Year 2000 problem, the Partnership does not believe that any material expenditures will be required to address the Year 2000 problem as it relates to existing systems. However, uncertainty exists concerning the potential costs and effects associated with any Year 2000 compliance. Therefore, the Partnership cannot give any assurances that unexpected Year 2000 compliance problems of either the Partnership or its vendors, customers and service providers would not materially and adversely affect the Partnership's business, financial condition or operating results.

                                THE PARTNERSHIP

     The Partnership is a publicly traded Master Limited Partnership formed in August 1992. The Partnership manages a diversified portfolio of midstream energy assets, including six refined products/liquids pipeline systems containing over 5,000 miles of trunk pipeline and over 20 truck loading terminals. The Partnership also operates 24 bulk terminal facilities that transload approximately 50 million tons of coal, petroleum coke and other products annually. In addition, the Partnership owns 24% of Plantation Pipe Line Company, 20% of Shell CO(2) Company and a 25% interest in a Y-grade fractionation facility.

     The Partnership's operations are grouped into three reportable business segments:

     - Pacific Operations;

     - Mid-Continent Operations; and
     - Bulk Terminals.

The following table reflects revenues and earnings for the Partnership's segments for the periods indicated.

                                              REVENUES                           EARNINGS(A)
                                  --------------------------------    ----------------------------------
                                                     NINE MONTHS                           NINE MONTHS
                                    YEAR ENDED          ENDED            YEAR ENDED           ENDED
                                   DECEMBER 31,     SEPTEMBER, 30,      DECEMBER 31,      SEPTEMBER 30,
                                       1997              1998               1997               1998
                                  --------------    --------------    ----------------    --------------
Pacific Operations (b)..........  $244.4    76.8%   $154.9    70.2%    $134.2     77.8%   $ 95.8    71.8%
Mid-Continent Operations........    55.8    17.5%     26.8    12.1%      27.5     16.0%     25.0    18.7%
Bulk Terminals(c)...............    18.2     5.7%     39.0    17.7%      10.7      6.2%     12.6     9.5%
                                  ------   -----    ------   -----     ------    -----    ------   -----
         Total..................  $318.4   100.0%   $220.7   100.0%    $172.4    100.0%   $133.4   100.0%
                                  ======   =====    ======   =====     ======    =====    ======   =====

------------------------------

(a) Excludes interest and debt expense, general and administrative expense, minority expense and other insignificant items.

(b) The Partnership acquired the Pacific Operations on March 6, 1998. The amounts reflected state the historical performance of the Pacific Operations and may not be indicative of the results that would have occurred if the acquisition of the Pacific Operations had been consummated on January 1, 1997 or which will be obtained in the future.

(c) 1997 results include only four months of Grand Rivers Terminal operations (acquired September 1, 1997).

                              RECENT DEVELOPMENTS

     On January 13, 1999, we announced our preliminary earnings results for the fourth quarter of 1998. The following tables present this information together with the information for the same periods in 1997. This data is preliminary and subject to normal, year-end audit adjustments. You can find additional information in our report on Form 8-K dated January 13, 1998.

                                                                           THREE MONTHS
                                                       YEAR ENDED             ENDED
                                                      DECEMBER 31,         DECEMBER 31,
                                                   ------------------   ------------------
                                                    1997       1998      1997       1998
                                                   -------   --------   -------   --------
                                                               (IN THOUSANDS)
Revenues.........................................  $73,932   $322,617   $21,379   $101,932
Operating income.................................   24,231    139,905     8,189     43,820
Net income before extraordinary charge...........   17,737    117,217     7,689     37,824
Net income.......................................   17,737    103,606     7,689     37,824

                 EARNINGS CONTRIBUTION BY BUSINESS SEGMENT (1)

                               YEAR ENDED                          THREE MONTHS ENDED
                              DECEMBER 31,                            DECEMBER 31,
                       ---------------------------   PERCENT   ---------------------------   PERCENT
                           1997           1998       CHANGE        1997           1998       CHANGE
                       ------------   ------------   -------   ------------   ------------   -------
                                            (IN THOUSANDS, EXCEPT PERCENTAGES)
Pacific Operations...    $    --        $140,070         NA      $    --        $44,223          NA
Mid-Continent
  Operations.........     27,482          37,156      35.2%       10,167         12,185       19.8%
Bulk Terminals.......     10,708          19,244      79.7%        2,645          6,643      151.2%

------------------------------

(1) Excludes general and administrative expenses, debt costs, and minority interest. Includes the results of acquired operations from the date of the acquisition.

                               BUSINESS STRATEGY

     Management's objective is to operate as a low-cost, growth-oriented, publicly traded MLP by:

     - reducing operating expenses;

     - better utilizing and expanding its asset base; and

     - making selective, strategic acquisitions that will increase unitholder distributions.

     The general partner's incentive distributions provide it with a strong incentive to increase unitholder distributions through successful management and business growth. With the addition of the Pacific Operations, the Partnership has become the largest pipeline Master Limited Partnership and the second largest products pipeline system in the United States in terms of volumes delivered.

     Generally, the Partnership transports and/or handles products for a fee and is not engaged in the purchase and resale of commodity products. As a result the Partnership does not face risks relating to shifts in commodity prices.

PACIFIC OPERATIONS

     The Partnership plans to expand its presence in the rapidly growing refined products market in the Western United States through acquisitions that increase Unitholder distributions and incremental expansions of the Pacific Operations. Since the acquisition of the Pacific Operations, the Partnership has reduced costs by approximately $20 million per year through the elimination of redundant general and administrative and other expenses.

MID-CONTINENT OPERATIONS

     NORTH SYSTEM. Because the North System serves a relatively mature market, the Partnership intends to focus on increasing throughput by remaining a reliable, cost-effective provider of transportation services and by continuing to increase the range of products transported and services offered.

     SHELL CO(2) COMPANY. Within the Permian Basin, the strategy of Shell CO(2) Company is to offer customers "one-stop shopping" for CO(2) supply, transportation and technical support service. Outside the Permian Basin, Shell CO(2) Company intends to compete aggressively for new supply and transportation projects. The Partnership believes these projects will arise as other U.S. oil producing basins mature and make the transition from primary production to enhanced recovery methods.

BULK TERMINALS

     The Partnership plans to grow its bulk terminals business by:

     - expanding the use of its existing facilities, particularly those facilities which handle low-sulfur western coal;

     - designing, constructing and operating new facilities for current and prospective customers; and

     - making selective acquisitions where the Partnership believes it can leverage its operational expertise and customer relationships.

PRODUCTS TRANSPORTED ON OUR PIPELINES

     Products transported on our pipelines include refined petroleum products, natural gas liquids ("NGLs") and CO(2) .

     Refined petroleum products and related uses are:

PRODUCT                         USE
-------                         ---
Gasoline.............  Transportation
Jet/Kerosene.........  Commercial and
                       military air
                       transportation
Distillate...........  Transportation (auto,
                       rail, marine), farm,
                       industrial and
                       commercial
Residual Fuels.......  Marine transportation
                       and power generation

     NGLs are typically extracted from natural gas in liquid form under low temperatures and high pressure conditions. NGL products and related uses are:

PRODUCT                         USE
-------                         ---
Propane..............  Residential heating,
                       agricultural uses and
                       petrochemical
                       feedstock
Isobutanes...........  Further processing
Natural Gasoline.....  Further processing or
                       gasoline blending
                       into gasoline motor
                       fuel
Ethane...............  Feedstock for
                       petrochemical plants
Normal Butate........  Feedstock for
                       petrochemical plants

     CO(2) is used in enhanced oil recovery projects as a flooding medium for recovering crude oil from mature oil fields.

                               PACIFIC OPERATIONS

     The Partnership's Pacific Operations segment includes both interstate common carrier pipelines regulated by the FERC and intrastate pipeline systems regulated by the CPUC in California.

     The Pacific Operations, which include the South Line, North Line, Oregon Line and San Diego Line, serve six western states with approximately 3,300 miles of refined petroleum products pipeline and related terminal facilities. The Pacific Operations' pipelines transport approximately one million barrels per day of refined petroleum products, consisting primarily of:

     - gasoline (63%);

     - diesel fuel (20%); and

     - jet fuel (17%).

     The Pacific Operations also include 13 truck loading terminals and provide pipeline service to approximately 44 customer-owned terminals, three commercial airports and 12 military bases.

     These pipeline assets provide refined petroleum products to some of the fastest growing populations in the United States. Significant population gains have occurred in the Los Angeles and Orange, California areas as well as the Las Vegas, Nevada and the Tucson-Phoenix, Arizona regions. Pipeline transportation of gasoline and jet fuels has a direct correlation with demographic patterns. The Partnership believes that the positive demographic changes associated with the Pacific Operations are expected to continue in the future.

SOUTH LINE

     The South Line consists of two pipeline segments, the West Line and the East Line.

     The West Line consists of approximately 555 miles of primary pipeline and currently transports products for approximately 50 shippers from seven refineries and three pipeline terminals in the Los Angeles Basin to Phoenix and Tucson and various intermediate commercial and military delivery points. Also, a significant portion of West Line volumes are transported to Colton, California for local distribution and for delivery to CalNev Pipeline, an unaffiliated common carrier of refined petroleum products to Las Vegas and intermediate points. The West Line serves Partnership terminals located in Colton and

Imperial, California as well as in Phoenix and Tucson.

     The East Line is comprised of two parallel lines originating in El Paso, Texas and continuing approximately 300 miles west to the Tucson terminal and one line continuing northwest approximately 130 miles from Tucson to Phoenix. All products received by the East Line at El Paso come from a refinery in El Paso or are delivered through connections with non-affiliated pipelines from refineries in Odessa and Dumas, Texas and Artesia, New Mexico. The East Line transports refined petroleum products for approximately 17 shippers and serves Partnership terminals located in Tucson and Phoenix.

     Longhorn Partners Pipeline is a proposed joint venture project that would begin transporting refined products from refineries on the Gulf Coast to El Paso and other destinations in Texas. Increased product supply in the El Paso area could result in some shift of volumes transported into Arizona from the West Line to the East Line. While increased movements into the Arizona market from El Paso would displace higher tariff volumes supplied from Los Angeles on the West Line, such shift of supply sourcing has not had, and is not expected to have, a material effect on operating results.

NORTH LINE

     The North Line consists of approximately 1,075 miles of pipeline in six segments originating in Richmond, Concord and Bakersfield, California. This line serves the Partnership's terminals located in Brisbane, Bradshaw, Chico, Fresno and San Jose, California, and Sparks, Nevada. The products delivered through the North Line come from refineries in the San Francisco area. The North Line receives a small percentage of supply from various pipeline and marine terminals that deliver products from foreign and domestic ports. A refinery located in Bakersfield supplies substantially all of the products shipped through the Bakersfield-Fresno segment of the North Line.

OREGON LINE

     The Oregon Line is a 114-mile pipeline serving approximately ten shippers. The Oregon Line receives products from marine terminals in Portland, Oregon and from Olympic Pipeline. Olympic Pipeline is a non-affiliated carrier that transports products from the Puget Sound, Washington area to Portland. From its origination point in Portland, the Oregon Line extends south and serves the Partnership's terminal located in Eugene, Oregon.

SAN DIEGO LINE

     The San Diego Line is a 135-mile pipeline serving major population areas in Orange County (immediately south of Los Angeles) and San Diego, California. Approximately 20 shippers transport products on this line. The same refineries and terminals that supply the West Line also supply the San Diego Line. This line extends south from the West Line to serve Partnership terminals in the cities of Orange and San Diego.

TRUCK LOADING TERMINALS

     The Pacific Operations include 13 truck loading terminals with an aggregate usable tankage capacity of approximately 8.2 million barrels. Terminals are located at destination points on each of the lines as well as at certain intermediate points along each line. The simultaneous truck loading capacity of each terminal ranges from 2 to 12 trucks. The Partnership provides the following services at these terminals:

     - short-term product storage;

     - truck loading;

     - vapor recovery;

     - additive injection;

     - oxygenate blending; and

     - quality control.

     The capacity of terminaling facilities varies throughout the pipeline systems and the Partnership does not own terminal facilities at all pipeline delivery locations. At certain locations, the Partnership makes product deliveries to facilities owned by shippers or independent terminal operators.

The Partnership provides truck loading and other terminal services as an additional service, and charges a separate fee (in addition to transportation tariffs).

MARKETS

     Currently, the Pacific Operations serve in excess of 100 shippers in the refined products market, with the largest customers consisting of:

     - major petroleum companies;

     - independent refineries;

     - the United States military; and

     - independent marketers and distributors of products.

     A substantial portion of product volume transported is gasoline. Demand for gasoline depends on such factors as prevailing economic conditions and demographic changes in the markets served. The Partnership expects the majority of the Pacific Operations' markets to maintain growth rates that exceed the national average for the foreseeable future.

     The following table lists the gasoline and distillate markets for the four states in which the Pacific Operations are located:

                                 MARKET
                          ---------------------
         STATE            GASOLINE   DISTILLATE
         -----            --------   ----------
                            (BARRELS PER DAY)
California..............  900,000     377,000
Arizona.................  135,000      78,000
Nevada..................   50,000      72,000
Oregon..................   98,000      62,000

     The volume of products the Partnership transports is directly affected by the level of end-user demand for such products in the geographic regions served. Certain product volumes can experience seasonal variations and overall volumes are generally slightly lower during the first and fourth quarters of each year.

SUPPLY

     The majority of refined products supplied to the Pacific Operations come from the major refining centers around Los Angeles, San Francisco and Puget Sound, as well as waterborne terminals. The waterborne terminals have three central locations on the Pacific Coast:

     - terminals operated by GATX, Mobil and others on the Washington/Oregon coast;

     - the Wickland Terminal on the Northern California Coast; and

     - terminals operated by GATX, Shell and ASTC on the Southern California Coast.

COMPETITION

     The most significant competitors of the Pacific Operations pipeline system are:

     - proprietary pipelines owned and operated by major oil companies in the area where the pipeline system delivers products;

     - refineries within the Partnership's market areas; and

     - related trucking arrangements.

     The Partnership believes that high capital costs, tariff regulation and environmental permitting considerations make it unlikely that a competing pipeline system comparable in size and scope will be built in the foreseeable future, provided that the Partnership has available capacity to satisfy demand and its tariffs remain at reasonable levels. However, the possibility of competitors constructing pipelines to serve specific markets is a continuing competitive factor. Trucks may competitively deliver products in certain markets. The major oil companies increased use of trucking has caused minor but notable reductions in product volumes delivered to certain shorter-haul destinations, primarily Orange and Colton, California. Management cannot predict with certainty whether this trend towards increased short-haul trucking will continue in the future.

                            MID-CONTINENT OPERATIONS

                     The Mid-Continent Operations include:

     - the North System;

     - 20% of Shell CO(2) Company;

     - the Cypress Pipeline;

     - 24% of Plantation Pipe Line Company;

     - 50% of Heartland Pipeline Company; and

     - 25% of a natural gas liquids fractionator.

NORTH SYSTEM

     The North System is an approximately 1,600 mile interstate common carrier of NGL and refined petroleum products. The pipeline system extends from South Central Kansas to the Chicago area.

     South Central Kansas is a major hub for producing, gathering, storing, fractionating and transporting natural gas liquids. The North System's primary pipeline is composed of approximately 1,400 miles of 8" and 10" pipelines and includes:

     - two parallel pipelines (except for a 50-mile segment in Nebraska) originating at Bushton, Kansas and continuing to a major storage and terminal area in Des Moines, Iowa;

     - a third pipeline, which extends from Bushton to the Kansas City, Missouri area; and

     - a fourth pipeline that transports product to the Chicago area from Des Moines.

     Through interconnections with other major liquids pipelines, the pipeline system connects Mid-Continent producing areas to markets in the Midwest and eastern United States. The Partnership also has defined sole carrier rights to utilize capacity on an extensive pipeline system that interconnects with the North System. The Partnership's lease of this capacity expires in February, 2013, with a five year renewal option. The North System operated at approximately 62% of capacity in 1997, 66% of capacity in 1996 and 59% of capacity in 1995.

     The following table sets forth volumes (MBbls) of NGLs transported on the North System for delivery to the various markets for the periods indicated:

                                                                                  NINE MONTHS
                                           YEAR ENDED DECEMBER 31,                   ENDED
                                ----------------------------------------------   SEPTEMBER 30,
                                 1993      1994      1995      1996      1997        1998
                                ------    ------    ------    ------    ------   -------------
Petrochemicals................  11,201     2,861(1)  1,125       684     1,200         549
Refineries and line
  reversal....................   9,676    10,478     9,765     9,536    10,600       7,022
Fuels.........................   8,957    10,039     7,763(2) 10,500     7,976       3,723
Other(3)......................   6,879     6,551     7,114     8,126     7,399       4,512
                                ------    ------    ------    ------    ------      ------
          Total...............  36,713    29,929    25,767    28,846    27,175      15,806
                                ======    ======    ======    ======    ======      ======

------------------------------

(1) The 1994 volumes reflect the loss of the major petrochemical shipper as of February 28, 1994.

(2) The 1995 volumes reflect the shut down of a synthetic natural gas plant in 1995.

(3) NGL gathering systems and Chicago originations other than long-haul volumes of refinery butanes.

     The North System has approximately 7.3 million barrels of storage capacity, which include:

     - caverns;
     - steel tanks;
     - pipeline line-fill; and
     - leased storage capacity.

     This storage capacity provides operating efficiencies and flexibility in meeting seasonal demand of shippers as well as propane storage for the truck loading terminals.

     TRUCK LOADING TERMINALS. The North System has seven propane truck loading terminals and one multi-terminal complex at Morris, Illinois, in the Chicago area. The Morris terminal complex can load propane, normal butane, isobutane and natural gasoline.

     MARKETS. The North System currently serves approximately 50 shippers in the upper Midwest market, including both users and wholesale marketers of NGLs. These shippers include all four major refineries in the Chicago area. Wholesale marketers of NGLs primarily make direct large volume sales to major end-users, such as propane marketers, refineries, petrochemical plants, and industrial concerns.

     Market demand for NGLs varies in respect to the different end uses to which NGL products may be applied. Demand for transportation services is influenced not only by demand for NGLs but also by the available supply of NGLs.

     SUPPLY. NGLs extracted or fractionated at the Bushton gas processing plant have historically accounted for 40-50% of the NGLs transported through the North System. KN Processing, Inc. operates this processing plant. Other sources of NGLs transported in the North System include major independent oil companies, marketers, end-users and natural gas processors that use interconnecting pipelines to transport hydrocarbons.

     COMPETITION. The North System competes with other liquids pipelines and to a lesser extent rail carriers. In most cases, established pipelines are generally the lowest cost alternative for the transportation of NGLs and refined petroleum products. Therefore, the Partnership's primary competition is pipelines owned and operated by others.

     In the Chicago area, the North System competes with other NGL pipelines that deliver into the area and with rail car deliveries primarily from Canada. Other Midwest pipelines and area refineries compete with the North System for propane terminal deliveries. The North System also competes indirectly with pipelines that deliver product to markets that the North System does not serve, such as the Gulf Coast market area.

SHELL CO(2) COMPANY

     On March 5, 1998, the Partnership and affiliates of Shell agreed to combine their CO(2) activities and assets into a partnership (Shell CO(2) Company) to be operated by Shell. The Partnership acquired, through a newly created limited liability company, a 20% interest in Shell CO(2) Company in exchange for contributing its Central Basin Pipeline and approximately $25 million in cash. Shell contributed the following assets in exchange for an 80% interest in Shell CO(2) Company:

     - an approximate 45% interest in the McElmo Dome CO(2) reserves;

     - an 11% interest in the Bravo Dome CO(2) reserves;

     - an indirect 50% interest in the Cortez pipeline;

     - a 13% interest in the Bravo pipeline; and

     - certain other related assets.

     The combination of Partnership and Shell assets should facilitate the marketing of CO(2) by bringing a complete package of CO(2) supply, transportation and technical expertise to the customer. By creating an area of mutual interest in the continental U.S., the Partnership will have the opportunity to participate with Shell in certain new CO(2) projects in the region. Altura, Shell's joint venture with Amoco, is also a major user of CO(2) in its West Texas fields.

     Under the terms of the Shell CO(2) Company partnership agreement, the Partnership will receive a priority distribution of $14.5 million per year during 1998 through 2001. To the extent the amount paid to the Partnership over this period is in excess of the Partnership's percentage share (currently 20%) of Shell CO(2) Company's distributable cash flow for such period (discounted at 10%), the amount of such overpayment will be deducted from the Partnership's distributions equally during 2002 and 2003.

     MCELMO AND BRAVO DOMES. Shell CO(2) Company operates and owns 45% of the McElmo Dome, which contains more than 10 trillion cubic feet of nearly pure CO(2). Delivery capacity exceeds one Bcf per day to the Permian Basin and 60 MMcf/d to Utah, and additional expansions are under consideration.

     The Bravo Dome, of which Shell CO(2) Company owns 11%, holds reserves of approximately eight trillion cubic feet and covers an area of more than 1,400 square miles. It produces more than 400 MMcf/d from more than 350 wells in the Tubb Sandstone at 2,300 feet.

     CO(2) PIPELINES. Shell CO(2) Company owns a 50% interest in the 502-mile, 30" Cortez Pipeline, operated by a Shell affiliate. This pipeline carries CO(2) from the McElmo Dome source reservoir to the Denver City, Texas hub. This pipeline currently transports in excess of 800 MMcf/d, including approximately 90% of the CO(2) transported on the Central Basin Pipeline (see below).

     In addition, Shell CO(2) Company owns 13% of the 20" Bravo pipeline which runs 218 miles to the Denver City hub and has a capacity of more than 350 MMcf/d. Major delivery points along the line include the Slaughter Field in Cochran and Hockley counties, Texas, and the Wasson field in Yoakum County, Texas. Tariffs on the Cortez and Bravo pipelines are not regulated.

     Placed in service in 1985, the Central Basin Pipeline consists of approximately 143 miles of 16" to 20" main pipeline and 157 miles of 4" to 12" lateral supply lines located in the Permian Basin between Denver City and McCamey, Texas with a throughput capacity of 600 MMcf/d. At its origination point in Denver City, the Central Basin Pipeline interconnects with the three major CO(2) supply pipelines from Colorado and New Mexico, namely the Cortez pipeline operated by Shell, the Bravo pipeline operated by Amoco and Sheep Mountain pipeline operated by ARCO. The mainline terminates near McCamey where it interconnects with the Canyon Reef Carriers, Inc. pipeline.

     COMPETITION. Shell CO(2) Company's primary competitors for the sale of CO(2) include suppliers that have an ownership interest in McElmo Dome, Bravo Dome and Sheep Mountain Dome CO(2) reserves.

     Shell CO(2) Company's ownership interests in the Cortez and Bravo pipelines are in direct competition with Sheep Mountain pipeline, as well as competing with one another, for transportation of CO(2) to the Denver City market area.

     There is no assurance that new CO(2) source fields will not be discovered which could compete with Shell CO(2) Company or that new methodologies for enhanced oil recovery could replace CO(2) flooding.

CYPRESS PIPELINE

     The Cypress Pipeline is an interstate common carrier pipeline system originating at storage facilities in Mont Belvieu, Texas and extending 104 miles east to the Lake Charles, Louisiana area. Mont Belvieu, located approximately 20 miles east of Houston, is the largest hub for NGL gathering, transportation, fractionation and storage in the United States.

     MARKETS. The pipeline was built to service a major petrochemical producer in the Lake Charles, Louisiana area under a 20-year ship-or-pay agreement that expires in 2011. The contract requires a minimum volume of 30,000 barrels per day, and in 1997 the producer agreed to ship a minimum of an additional 13,700 barrels per day for five years. In 1997, the Partnership expanded the Cypress Pipeline's capacity by 25,000 barrels per day to 57,000 barrels per day. Management continues to pursue projects that could increase throughput on the Cypress Pipeline.

     SUPPLY. The Cypress Pipeline originates in Mont Belvieu where it is able to receive ethane from local storage facilities. Mont Belvieu has facilities to fractionate NGLs received from several pipelines into ethane and other components. Additionally, pipeline systems that transport specification NGLs from major producing areas in Texas, New Mexico, Louisiana, Oklahoma, and the Mid-Continent Region supply ethane to Mont Belvieu.

PLANTATION PIPE LINE COMPANY

     The Partnership owns 24% of Plantation Pipe Line Company, which owns and operates a 3,100 pipeline system throughout the southeastern United States. Plantation serves as a common carrier of refined petroleum products to various metropolitan areas, including Atlanta, Georgia; Charlotte, North Carolina; and the Washington, D.C. area. The Partnership believes favorable demographics in the Southeastern United States will serve as a platform for increased utilization and expansion of Plantation's pipeline system.

     MARKETS. Plantation ships products for approximately 50 shipper companies to terminals throughout the Southeastern United States. Plantation principal customers are Gulf Coast refining and marketing companies, fuel wholesalers and the United States Department of Defense. In addition, Plantation services the Atlanta, Georgia; Charlotte, North Carolina and Washington, D.C. airports (National and Dulles), at which it delivers jet fuel to major airlines.

     SUPPLY. Products shipped on Plantation originate at various Gulf Coast refineries from which refined petroleum products are shipped by major integrated oil companies and independent refineries and wholesalers.

     COMPETITION. Plantation competes primarily with the Colonial Pipeline which also runs from Gulf Coast refineries throughout the Southeastern United States, extending into the Northeastern states.

HEARTLAND PIPELINE COMPANY

     The Heartland pipeline was completed in the fall of 1990 and is owned by Heartland Pipeline Company ("Heartland"). The Partnership and Conoco each own 50% of Heartland, and the Partnership operates the pipeline, and Conoco operates Heartland's Des Moines terminal and serves as the managing partner.

     MARKETS. Heartland provides transportation of refined petroleum products from refineries in the Kansas and Oklahoma area to a Conoco terminal in Lincoln, Nebraska and Heartland's Des Moines terminal. The volume of refined petroleum products transported by Heartland is directly affected by the demand for, and supply of, refined petroleum products in the geographic regions served.

     SUPPLY. The National Cooperative Refinery Association crude oil refinery in McPherson, Kansas and the Conoco crude oil refinery in Ponca City, Oklahoma supply most of the refined petroleum products transported by Heartland on the North System.

     COMPETITION. Heartland competes with other refined product carriers in the geographic market served. Heartland's principal competitor is Williams Pipeline Company.

MONT BELVIEU FRACTIONATOR

     The Partnership owns an indirect 25% interest in the Mont Belvieu Fractionator, located approximately 20 miles east of Houston in Mont Belvieu, Texas. The fractionator is a full-service fractionating facility that produces a range of specification products, including ethane, propane, normal butane, isobutane and natural gasoline from a raw stream of natural gas liquids (Y-grade). Enterprise Products Company operates the facility, which was built in 1980.

     In 1996, the total capacity of the fractionator was expanded by approximately 45,000 barrels per day to approximately 200,000 barrels per day.

     MARKETS. The fractionator is located in proximity to major end-users of its specification products, ensuring consistent access to the largest domestic market for NGL products. In addition, the Mont Belvieu hub has access to deep-water port loading facilities via the Port of Houston, allowing access to import and export markets.

     SUPPLY. The Mont Belvieu Fractionator is fed by six major Y-grade pipelines, through several pipeline interconnects and unloading facilities. The Mont Belvieu Fractionator also can access supply from a variety of other sources. Supply can either be brought directly into the facility or directed into underground salt dome storage.

     COMPETITION. The Mont Belvieu Fractionator competes for volumes of Y-grade with three other fractionators located in the Mont Belvieu hub and surrounding areas. Competitive factors for customers include primarily the level of fractionation fees charged and the relative amount of available capacity.

PAINTER GAS PROCESSING PLANT

     The Painter Plant is located near Evanston, Wyoming and consists of:

     - a natural gas processing plant;

     - a nitrogen rejection unit;

     - a fractionator;

     - an NGL terminal; and

     - interconnecting pipelines with truck and rail loading facilities.

     The fractionation facility has a capacity of approximately 6,000 barrels per day, depending on the feedstock composition.

     The Painter Plant's major customer is Amoco Oil Company which operates the Painter Plant fractionator and the associated Millis terminal and storage facilities with the nearby Amoco Painter Complex gas plant.

                                 BULK TERMINALS

     The Bulk Terminals segment consists of 24 bulk terminals which handle approximately 50 million tons of coal, petroleum coke and other products annually.

     Coal continues to dominate as the fuel for electric generation, accounting for more than 55% of U.S. capacity. Forecasts of overall coal usage and power plant usage for the next 20 years show an increase of about 1.5% per year. Current domestic supplies are predicted to last for more than 300 years. Most of the Partnership's coal terminals' volume is destined for use in coal-fired electric generation.

     Environmental legislation is currently driving changes in specification of coal used for electric generation to low-sulfur products. The Partnership believes that obligations to comply with the Clean Air Act Amendments of 1990 will drive shippers to increase the use of low-sulfur coal from the western United States. Approximately 80% of the coal loaded through the Cora Terminal and the Grand Rivers Terminal is low sulphur coal originating from mines located in the western United States, including the Hanna and Powder River basins in Wyoming, western Colorado and Utah.

CORA TERMINAL

     The Cora Terminal is a high-speed, rail-to-barge coal transfer and storage facility. Built in 1980, the Cora Terminal is located on approximately 480 acres of land along the upper Mississippi River near Cora, Illinois, about 80 miles south of St. Louis, Missouri.

     The terminal has a throughput capacity of about 15 million tons per year, which can be expanded to 20 million tons with certain capital additions. The terminal currently is equipped to store up to 1.0 million tons of coal, which gives customers the flexibility to coordinate their supplies of coal with the demand at power plants.

     Management believes there is significant opportunity to increase the volumes of coal handled through the Cora Terminal. A $1.5 million capital expenditure, completed in 1997, increased throughput capacity by approximately 25% and doubled storage capacity. The terminal handled approximately 6.9 million tons of coal in 1998, 7.1 million tons of coal in 1997 and 6.0 million tons of coal in 1996. Cora's 1998 throughput volumes were negatively impacted by barge restrictions on the Mississippi River due to low water levels and slow downs on its primary railroad supply route. Increased volume in 1997 and 1998 over 1996 volumes resulted from higher volumes shipped under certain existing contracts plus volumes shipped under a new contract with the Tennessee Valley Authority and other new business. Management plans to continue to lower costs in order to remain competitive and intends to cultivate strategic partners such as rail and major barge carriers.

     MARKETS. In 1998, four major customers accounted for approximately 92% of all coal loaded through the Cora Terminal.

     SUPPLY. Historically, the Cora Terminal has moved coal that originated in the mines of southern Illinois. Many shippers, however, particularly in the East, are now using western coal loaded at the Cora Terminal or a mixture of western coal and Illinois coal as a means of meeting environmental restrictions. The Partnership believes that Illinois coal producers and shippers will continue to be important customers, but anticipates that growth in volume through the terminal will be primarily due to western coal originating in Wyoming, Colorado and Utah.

     The Cora Terminal sits on the mainline of the Union Pacific Railroad and is strategically well positioned to receive coal shipments from the West. Cora has railroad access through Union Pacific to mines located in:

     - southern Illinois;

     - Wyoming (Hanna and Powder River basins);

     - Colorado; and

     - Utah.

Union Pacific is one of only two major rail lines connected to the western mines that ship coal to the East and serves major coal companies that have substantial developed and undeveloped reserves.

GRAND RIVERS TERMINAL

     On September 4, 1997, the Partnership acquired at a cost of approximately $20 million the assets of BRT Transfer Terminal, Inc. and other assets from Vulcan Materials Company. The name of the terminal was subsequently changed to Grand Rivers Terminal. The Partnership operates the Grand Rivers Terminal on land under easements with an initial expiration of July 2014.

     The Grand Rivers Terminal is a coal transloading and storage facility located on the Tennessee River, just above the Kentucky Dam. The Grand Rivers Terminal is a modern, high-speed coal handling terminal.

     The terminal has an annual throughput capacity of approximately 25 million tons and a storage capacity of approximately 2 million tons.

     Management believes there is significant opportunity to increase throughput at the Grand Rivers Terminal, because the terminal:

     - offers access to seven Class I railroads;

     - is located on two major waterways (the Tennessee and Cumberland Rivers) with further access to the Ohio and Mississippi Rivers and the Gulf Coast via the Tennessee-Tombigbee System; and

     - is isolated from flooding problems due to its location near the Kentucky Dam.

     SUPPLY. The Grand Rivers Terminal has its main operations on the Tennessee River, near Grand Rivers, Kentucky and provides easy access to the Ohio-Mississippi River network, the Tennessee-Tombigbee System, and major trucking routes on the interstate highway system. The terminal is also served by the Paducah & Louisville Railroad, a short line railroad with connections to seven Class I rail lines, including the Union Pacific, CSX, Illinois Central and Burlington Northern.

     MARKETS. The Grand Rivers Terminal's primary business has been to supply blends of western United States, southern Illinois and western Kentucky coal to the power plants operated by the Tennessee Valley Authority and other power plants located on the Ohio-Mississippi and Tennessee-Tombigbee Systems. The Grand Rivers Terminal is strategically positioned to receive and store both local and western basin coals. The Grand Rivers Terminal is the only major terminal in the area that can both receive and load barge coal.

PIER IX TERMINAL

     On December 18, 1998, the Partnership acquired the Pier IX Terminal, located in Newport News, Virginia. The terminal originally opened in 1983 and has the capacity to transload approximately 12 million tons of coal annually. It can store 1.3 million tons of coal on its 30 acre storage site and can blend multiple coals to meet an individual customer's requirements. In addition, the Pier IX Terminal operates a cement facility which has the capacity to transload over 300,000 tons of cement annually.

     MARKETS. The Pier IX Terminal transloads coal for United States exporters accessing foreign markets as well as power plants on the United States eastern seaboard. Substantial portions of coal transloaded at the Pier IX Terminal are covered by long term contracts. In addition, certain assets at the Pier IX Terminal are dedicated to a particular cement importer pursuant to a long term contract.

     SUPPLY. The Pier IX Terminal is served by the CSX Railroad which transports coal from Appalachian and other coal basins. Cement imported at the Pier IX Terminal primarily originates in Europe.

SHIPYARD RIVER TERMINAL

     On December 18, 1998, the Partnership acquired the Shipyard River Terminal. The terminal is a 52 acre import-export dry and liquid bulk product handling facility which can transload coal, asphalt, fertilizer and other aggregates. Annual throughput capacity at Shipyard River Terminal is 2.5 million tons, with ground storage capacity of 250,000 tons.

     MARKETS. The Shipyard River Terminal transloads a diversity of products for various customers including a major oil company importing asphalt pursuant to a long-term contract. Customers purchase services both pursuant to contracts of various terms and on a spot basis.

     SUPPLY. The Shipyard River Terminal is serviced by the CSX and Norfolk Southern Railroads. Imported products are sourced from various countries.

OTHER TERMINALS

     With the acquisition of Kinder Morgan Bulk Terminals, Inc. in July 1998, the Partnership owns or operates an additional 20 bulk terminals located primarily on the Mississippi River and the West Coast. Among these terminals are eight petroleum coke terminals and two coal terminals.

     MARKETS. Kinder Morgan Bulk Terminals serves major oil companies and other industries seeking specialists who can build, own and operate terminals.

RED LIGHTNING ENERGY SERVICES

     In 1997, the Partnership began marketing energy related products and coal terminal services through its Red Lightning Energy Services unit ("Red Lightning"). Products marketed include coal and propane. The unit provides marketing of coal terminal services for both the Cora Terminal and the Grand Rivers Terminal.

     MARKETS. Red Lightning markets and sells coal to utilities and industrial customers in the Midwest and Southeastern region of the United States on short term delivery or spot contracts.

     SUPPLY. Red Lightning obtains coal primarily through producers in the Powder River and Illinois Basins on short term or spot sales contracts. Some coal is purchased through other coal marketers and brokers. Propane is purchased from propane marketers. Red Lightning also markets other services, such as storage and blending at the Cora Terminal and the Grand Rivers Terminal.

     The Partnership does not use derivatives or other similar instruments to hedge its risk with respect to commodity price fluctuations.

COMPETITION

     CORA AND GRAND RIVERS TERMINALS. The Cora Terminal and the Grand Rivers Terminal compete with several coal terminals located in the general geographic area, however, no significant new coal terminals have been constructed near the Cora Terminal or the Grand Rivers Terminal in the last ten years. There are significant barriers to entry for the construction of new coal terminals, including the requirement for significant capital expenditures and restrictive environmental permitting requirements. Management believes the Cora Terminal and the Grand Rivers Terminal can compete successfully with other terminals because of their favorable location, independent ownership, available capacity, modern equipment and large storage area.

     PIER IX AND SHIPYARD RIVER TERMINALS. The Pier IX Terminal competes primarily with two modern coal terminals located in the same Virginian port complex as the Pier IX Terminal. Shipyard River Terminal competes with domestic production of imported products as well as a variety of marine terminals on the east coast of the United States.

     OTHER TERMINALS. Kinder Morgan Bulk Terminals competes with numerous independent terminal operators and with other terminals owned by oil companies and other industrials opting not to outsource terminal services and with numerous independent bulk terminal operators.

                                MAJOR CUSTOMERS

     Based upon our preliminary 1998 financial information, the following customers accounted for more than 10% of our 1998 consolidated revenues:

     - Tosco Group                                                  12.3%

     - Chevron                                                      10.9%

     - Arco                                                         10.9%

     In addition, Texaco accounted for 7.0% of our 1998 consolidated revenues and Shell accounted for 5.8% of our 1998 consolidated revenues. During late 1998, Texaco and Shell combined the business operations that generated these revenues into a joint venture called Equilon Enterprises.

     Amoco Corporation accounted for more than 10% of our 1996 and 1997 consolidated revenues and Mobil Corporation accounted for more than 10% of our 1996 consolidated revenues. Due to our acquisition of the Pacific Operations in March 1998, their percentage of our consolidated revenues has decreased significantly.

                                   EMPLOYEES

     The Partnership does not have any employees. The general partner employs all persons necessary for the operation of the Partnership's business. The Partnership reimburses the general partner for the services of such persons. As of September 30, 1998, the general partner had approximately 1,100 employees. Approximately 150 hourly personnel at certain terminals are represented by four labor unions. No other employees of the general partner are members of a union or have a collective bargaining agreement. The general partner considers its relations with its employees to be good.

                               EXECUTIVE OFFICES

     The address of the Partnership's principal executive offices is 1301 McKinney Street, Suite 3450, Houston, Texas 77010 and its telephone number at this address is (713) 844-9500.

                                   MANAGEMENT

            DIRECTORS AND EXECUTIVE OFFICERS OF THE GENERAL PARTNER

     As is commonly the case with publicly-traded limited partnerships, the Partnership does not employ any of the persons responsible for managing or operating the Partnership, but instead reimburses the general partner for their services. Set forth below is certain information concerning the directors and executive officers of the general partner. All directors of the general partner are elected annually by, and may be removed by, Kinder Morgan, Inc. as the sole shareholder of the general partner. All officers serve at the discretion of the board of directors of the general partner.

NAME                                        AGE       POSITION WITH THE GENERAL PARTNER
------------------------------------------  ---   ------------------------------------------
Richard D. Kinder.........................  54    Director, Chairman and CEO
William V. Morgan.........................  55    Director, Vice Chairman and President
Alan L. Atterbury*........................  56    Director
Edward O. Gaylord*........................  67    Director
William V. Allison........................  51    Vice President, General Counsel
David G. Dehaemers, Jr....................  38    Vice President, Treasurer and Chief
                                                  Financial Officer
Michael C. Morgan.........................  30    Vice President, Corporate Development and
                                                  Investments
Thomas B. Stanley.........................  48    Vice President, Bulk Terminals
Dixon B. Betz.............................  50    Chief Executive Officer, River Consulting,
                                                  Inc., subsidiary

------------------------------

* Member of the Conflicts and Audit Committee

     Richard D. Kinder was elected Director, Chairman and Chief Executive Officer of the general partner in February 1997. From 1992 to 1994, Mr. Kinder served as Chairman of the general partner. From October 1990 until December 1996, Mr. Kinder was President of Enron Corp. Mr. Kinder was employed by Enron and its affiliates and predecessors for over 16 years.

     William V. Morgan was elected Director of the general partner in June 1994, Vice Chairman of the general partner in February 1997 and President of the general partner in November 1998. Mr. Morgan has been the President of Morgan Associates, Inc., an investment and pipeline management company, since February 1987, and Cortez Holdings Corporation, a related pipeline investment company, since October 1992. He has held legal and management positions in the energy industry since 1975, including the presidencies of three major interstate natural gas companies which are now part of Enron: Florida Gas Transmission Company, Transwestern Pipeline Company and Northern Natural Gas Company. Prior to joining Florida Gas in 1975, Mr. Morgan was engaged in the private practice of law in Washington, D.C.

     Alan L. Atterbury was elected Director of the general partner in February 1997. Mr. Atterbury has been the Chief Executive Officer and President of Midland Loan Services, Inc. since its formation in April 1998. Mr. Atterbury co-founded Midland Loan Services, L.P. (the predecessor of Midland Loan Services, Inc.) and served as Chief Executive Officer and President from the partnership's inception in 1992 until April 1998. Mr. Atterbury was also the President and a Director of Midland Data Systems, Inc., the general partner of Midland Loan Services, L.P. from its inception in 1990 until April 1998. Mr. Atterbury has also been the President of Midland Properties, Inc., a property management and real estate development company, since 1980.

     Edward O. Gaylord was elected Director of the general partner in February 1997. Mr. Gaylord is the President of Gaylord & Company, a venture capital company located in Houston, Texas. Mr. Gaylord also serves as Chairman of the Board for EOTT Energy Corporation, an oil trading and transportation company also located in Houston, Texas. He is also President of Jacintoport Terminal Company.

     William V. Allison was elected Vice President and General Counsel of the general partner in April 1998. From 1977 to April 1998, Mr. Allison was employed at Enron Corp. where he held various executive positions, including President of Enron Liquid Services Corporation, Florida Gas Transmission Company and Houston Pipeline Company and Vice President and Associate General Counsel of Enron Corp. Prior to joining Enron Corp., he was an attorney at the FERC.

     David G. Dehaemers, Jr. was elected Treasurer in February 1997 of the general partner and Vice President and Chief Financial Officer of the general partner in July 1997. He served as Secretary of the general partner from February 1997 to August 1997. From October 1992 to January 1997, he was Chief Financial Officer of Morgan Associates, Inc., an energy investment and pipeline management company. Mr. Dehaemers was previously employed by the national CPA firms of Ernst & Whinney and Arthur Young. He is a CPA and received his undergraduate Accounting degree from Creighton University in Omaha, Nebraska. Mr. Dehaemers received his law degree from the University of Missouri-Kansas City and is a member of the Missouri Bar.

     Michael C. Morgan was elected Vice President, Corporate Development and Investments of the general partner in February 1997. From August 1995 until February 1997, Mr. Morgan was an associate with McKinsey & Company, an international management consulting firm. In 1995, Mr. Morgan received a Masters in Business Administration from the Harvard Business School. From March 1991 to June 1993, Mr. Morgan held various positions at PSI Energy, Inc., an electric utility, including Assistant to the Chairman. Mr. Morgan received a Bachelor of Arts in Economics and a Masters of Arts in Sociology from Stanford University in 1990. Mr. Morgan is the son of William V. Morgan.

     Mr. Stanley was elected President of Hall-Buck Marine, Inc. (now known as Kinder Morgan Bulk Terminals, Inc.) in 1993, for which he has worked since 1980. Mr. Stanley is a CPA with ten years' experience in public accounting, banking, and insurance accounting prior to joining Hall-Buck. He received his bachelor's degree from Louisiana State University in 1972.

     Mr. Betz founded River Consulting, Inc., a subsidiary of Kinder Morgan Bulk Terminals, Inc., in 1981 and has since served as its Chief Executive Officer. Mr. Betz received a Bachelor of Science degree in Mathematics from Louisiana State University in 1971.

                                  UNDERWRITING

     The Partnership and the underwriters named below have entered into an underwriting agreement and a pricing agreement with respect to the Notes. Subject to certain conditions, each underwriter has severally agreed to purchase the aggregate principal amount of Notes indicated in the following table.

                                                                 Principal
                                                                   Amount
                        Underwriter                               of Notes
                        -----------                           ----------------
Goldman, Sachs & Co.........................................    $160,000,000
A.G. Edwards & Sons, Inc....................................      22,500,000
NationsBanc Montgomery Securities LLC.......................      22,500,000
Prudential Securities Incorporated..........................      22,500,000
Salomon Smith Barney Inc....................................      22,500,000
                                                                ------------
          Total.............................................    $250,000,000
                                                                ============

                             ----------------------

     Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any Notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.40% of the principal amount of the Notes. Any such securities dealers may resell any Notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of the Notes. If all the Notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

     The Notes are a new issue of securities with no established trading market. The Partnership has been advised by the underwriters that the underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     In connection with the offering, the underwriters may purchase and sell the Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purposes of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because Goldman Sachs, acting on behalf of the several underwriters, has repurchased Notes sold by or for the account of such underwriters in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The Partnership estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $385,000.

     The Partnership has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

PROSPECTUS

                                  $600,000,000

                              [KINDER MORGAN LOGO]

                                  COMMON UNITS

                                DEBT SECURITIES

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest.

     The units are traded on the New York Stock Exchange under the symbol "ENP." On January 6, 1999, the last reported sales price for the units as reported on the NYSE Composite Transactions tape was $36 per unit.

     We will provide information in the prospectus supplement for the expected trading market, if any, for the debt securities.

     See "Risk Factors" beginning on page 2 for a discussion of the material risks involved in investing our securities.
                                ---------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                ---------------

                   The Prospectus is dated January 26, 1999.

                                  RISK FACTORS

PENDING FERC AND CPUC PROCEEDINGS SEEK SUBSTANTIAL REFUNDS AND REDUCTIONS IN TARIFF RATES.

     Some shippers have filed complaints with the Federal Energy Regulatory Commission and the California Public Utilities Commission that seek substantial refunds and reductions in the Pacific Operations' tariff rates. An adverse decision could negatively impact revenues, results of operations, financial condition, liquidity, and funds available for distribution to unitholders. Additional challenges to tariff rates could be filed with the FERC or CPUC in the future.

     The complaints filed before the Federal Energy Regulatory Commission allege that some pipeline tariff rates of our Pacific Operations are not entitled to "grandfathered" status under the Energy Policy Act of 1992 because "changed circumstances" may have occurred under the Act. An initial decision by the FERC Administrative Law Judge was issued on September 25, 1997. The initial decision determined that our Pacific Operations' East Line rates were not grandfathered under the Energy Policy Act. The initial decision also included rulings that were generally adverse to our Pacific Operations regarding certain cost of service issues. On January 13, 1999, the FERC issued a draft order partially overruling and partially affirming the initial decision. Although we cannot fully gauge the effect of the FERC's ruling on our operations, we believe that the effect will be less than the approximate $8 million annually that we had been accruing as a reserve.

     The complaints filed before the California Public Utilities Commission generally challenge the rates we charge for intrastate transportation of refined petroleum through our pipeline system in California. On June 18, 1998, a CPUC Administrative Law Judge issued a ruling in our favor and dismissed the complaints. The shippers filed an application for rehearing, which is currently pending before CPUC.

     Additional information about these proceedings is in our reports filed with the Securities and Exchange Commission.

OUR RAPID GROWTH MAY CAUSE DIFFICULTIES INTEGRATING NEW OPERATIONS

     Part of our business strategy includes acquiring additional businesses that will allow us to increase distributions to unitholders. During the period from December 31, 1996 to September 30, 1998, we made several acquisitions that increased our asset base almost 7 times and our net income over 5 1/2 times. We believe that we can profitably combine the operations of acquired businesses with our existing operations. However, unexpected costs or challenges may arise whenever businesses with different operations and management are combined. Successful business combinations require management and other personnel to devote significant amounts of time to integrating the acquired business with existing operations. These efforts may temporarily distract their attention from day-to-day business, the development or acquisition of new properties and other business opportunities. In addition, the management of the acquired business will often not join our management team. The change in management may make it more difficult to integrate an acquired business with our existing operations.

DEBT SECURITIES ARE SUBORDINATED TO SFPP DEBT

     Since SFPP, L.P. will not guarantee the Debt Securities, the Debt Securities will be effectively subordinated to all debt of SFPP. If SFPP defaults on its debt, the holders of the Senior Debt Securities would not receive any money from SFPP until SFPP repaid its debt in full. SFPP is the operating partnership that owns our Pacific Operations. See "Description of the Debt Securities."

UNITHOLDERS MAY HAVE NEGATIVE TAX CONSEQUENCES IF WE DEFAULT ON OUR DEBT OR SELL ASSETS

     If we default on any of our debt, the lenders will have the right to sue us for non-payment. Such an action could cause an investment loss and cause negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, unitholders could have increased taxable income without a corresponding cash distribution.

OUR DEBT INSTRUMENTS MAY LIMIT OUR FINANCIAL FLEXIBILITY

     The instruments governing our debt contain restrictive covenants that may prevent us from engaging in certain beneficial transactions. Such provisions may also limit or prohibit distributions to unitholders under certain circumstances. The agreements governing our debt generally require us to comply with various affirmative and negative covenants including the maintenance of certain financial ratios and restrictions on:

     - incurring additional debt;

     - entering into mergers, consolidations and sales of assets;

     - making investments; and

     - granting liens.

     Additionally, the agreements governing our debt generally prohibit us from:

     - making cash distributions to unitholders more often than quarterly;

     - distributing amounts in excess of 100% of available cash for the immediately preceding calendar quarter; and

     - making any distribution to unitholders if an event of default exists or would exist when such distribution is made.

     The instruments governing any additional debt incurred to refinance the debt may also contain similar restrictions.

RESTRICTIONS ON OUR ABILITY TO PREPAY SFPP'S DEBT MAY LIMIT OUR FINANCIAL FLEXIBILITY

     SFPP is subject to certain restrictions with respect to its debt that may limit our flexibility in structuring or refinancing existing or future debt. These restrictions include the following:

     - We may not prepay SFPP's First Mortgage Notes before December 15, 1999.

     - After December 15, 1999 and before December 15, 2002, we may prepay the SFPP First Mortgage Notes with a make-whole prepayment premium.

     - We agreed as part of the acquisition of the Pacific Operations to not take certain actions with respect to $190 million of the SFPP First Mortgage Notes that would cause adverse tax consequences for the prior general partner of SFPP.

POTENTIAL CHANGE OF CONTROL IF KINDER MORGAN, INC. DEFAULTS ON DEBT

     Kinder Morgan, Inc. owns all of the outstanding capital stock of the general partner. KMI has pledged this stock to secure some of its debt. Presently, KMI's only source of income to pay such debt is dividends that KMI receives from the general partner. If KMI defaults on its debt, the lenders could acquire control of the general partner.

POSSIBLE INCREASED COSTS FOR PIPELINE EASEMENTS

     We generally do not own the land on which our pipelines are constructed. Instead we obtain the right to construct and operate our pipelines on other people's land for a period of time. If we were to lose these rights, our business could be negatively affected.

     Southern Pacific Transportation Company has allowed us to construct and operate a significant portion of our Pacific Operations' pipeline under their railroad tracks. Southern Pacific Transportation Company and its predecessors were given the right to construct their railroad tracks under federal statutes enacted in 1871 and 1875. The 1871 statute was thought to be an outright grant of ownership that would continue until the land ceased to be used for railroad purposes. Two United States Circuit Courts, however, ruled in 1979 and 1980 that railroad rights-of-way granted under laws similar to the 1871 statute provide only the right to use the surface of the land for railroad purposes without any right to the underground portion. If a court were to rule that the 1871 statute does not permit the use of the underground portion for the operation of a pipeline, we may be required to obtain permission from the land owners in order to continue to maintain the pipelines. We believe that we could obtain such permission over time at a cost that would not have a material negative effect on the Partnership. We cannot, however, assure you of this.

     We have been advised by counsel that we have the power of eminent domain for the liquids pipelines in the states in which we operate (except for Illinois) assuming that we meet certain requirements, which differ from state to state. We believe that we meet these requirements. We believe that Shell CO(2) Company does not have the power of eminent domain for its CO(2) pipelines. Our inability to exercise the power of eminent domain could have a material negative effect on our business if we were to lose the right to use or occupy the property on which our pipelines are located.

DISTRIBUTIONS FROM SHELL CO(2) COMPANY MAY BE LIMITED

     Under certain unlikely scenarios, we possibly would not receive any distributions from Shell CO(2) Company during 2002 and 2003 and we could be required to return a portion of the distributions received during 1998-2001. During 1998-2001, we will receive a fixed, quarterly distribution from Shell CO(2) Company of approximately $3.6 million ($14.5 million per year). In 2002 and 2003, Shell CO(2) Company will increase or decrease our cash distributions so that our percentage of the total cash distribution during 1998-2003 will equal our ownership percentage of Shell CO(2) Company during that time (initially 20%). These calculations will be done on a present value basis using a discount rate of 10%. After 2003, we will participate in distributions according to our partnership percentage.

ENVIRONMENTAL REGULATION SIGNIFICANTLY AFFECTS OUR BUSINESS

     Our business operations are subject to federal, state and local laws and regulations relating to environmental practices. If an accidental leak or spill of liquid petroleum products occurs in our pipeline or at a storage facility, we may have to pay a significant amount to clean up the leak or spill. The resulting costs and liabilities could negatively affect the level of cash available for distributions to unitholders. Our costs could also increase significantly if environmental laws and regulations become more strict. We cannot predict the impact of Environmental Protection Agency standards or future environmental measures. Because the costs of environmental regulation are already significant, additional regulation could negatively affect the level of cash available for distribution to unitholders.

COMPETITION

     Competition could ultimately lead to lower levels of profits and lower cash distributions to unitholders. Propane competes with electricity, fuel, oil and natural gas in the residential and commercial heating market. In the engine fuel market, propane competes with gasoline and diesel fuel. Butanes and natural gasoline used in motor gasoline blending and isobutane used in premium fuel production compete with alternative products. Natural gas liquids used as feed stocks for refineries and petrochemical plants compete with alternative feed stocks. The availability and prices of alternative energy sources and feed stocks significantly affects demand for natural gas liquids.

     Pipelines are generally the lowest cost method for intermediate and long-haul overland product movement. Accordingly, the most significant competitors for our pipelines are:

     - proprietary pipelines owned and operated by major oil companies in the areas where our pipelines deliver products;

     - refineries within the market areas served by our pipelines; and

     - trucks.

     Additional pipelines may be constructed in the future to serve specific markets now served by our pipelines. Trucks competitively deliver products in certain markets. Recently, major oil companies have increasingly used trucking, resulting in minor but notable reductions in product volumes delivered to certain shorter-haul destinations, primarily Orange and Colton, California served by the South, North and East lines of our Pacific Operations.

     We cannot predict with certainty whether this trend towards increased short-haul trucking will continue in the future. Demand for terminaling services varies widely throughout our pipeline system. Certain major petroleum companies and independent terminal operators directly compete with us at several terminal locations. At those locations, pricing, service capabilities and available tank capacity control market share.

     Our ability to compete also depends upon general market conditions which may change. We conduct our operations without the benefit of exclusive franchises from government entities. We also provide common carrier transportation services through our pipelines at posted tariffs and almost always without long-term contracts for transportation service with our customers. Demand for transportation services for refined petroleum products is primarily a function of:

     - total and per capita fuel consumption;

     - prevailing economic and demographic conditions;

     - alternate modes of transportation;

     - alternate product sources; and

     - price.

LIMITATIONS IN OUR PARTNERSHIP AGREEMENT AND STATE PARTNERSHIP LAW

     LIMITED VOTING RIGHTS AND CONTROL OF MANAGEMENT. Unitholders have only limited voting rights on matters affecting the partnership. The general partner manages Partnership activities. Unitholders have no right to elect the general partner on an annual or other ongoing basis. If the general partner withdraws, however, its successor may be elected by the holders of a majority of the outstanding units (excluding units owned by the departing general partner and its affiliates).

     The limited partners may remove the general partner only if:

     - the holders of 66 2/3% of the units vote to remove the general partner. Units owned by the general partner and its affiliates are not counted;

     - the same percentage of units approves a successor general partner;

     - the Partnership continues to be taxed as a partnership for federal income tax purposes; and

     - the limited partners maintain their limited liability.

     PERSONS OWNING 20% OR MORE OF THE UNITS CANNOT VOTE. Any units held by a person that owns 20% or more of the units cannot be voted. This limitation does not apply to the general partner and its affiliates. This provision may:

     - discourage a person or group from attempting to remove the general partner or otherwise change management; and

     - reduce the price at which the units will trade under certain circumstances. For example, a third party will probably not attempt to remove the general partner and take over our management by making a tender offer for the units at a price above their trading market price without removing the general partner and substituting an affiliate.

     THE GENERAL PARTNER'S LIABILITY TO THE PARTNERSHIP AND UNITHOLDERS MAY BE LIMITED. The partnership agreement contains language limiting the liability of the general partner to the partnership or the unitholders. For example, the partnership agreement provides that:

     - the general partner does not breach any duty to the partnership or the unitholders by borrowing funds or approving any borrowing. The general partner is protected even if the purpose or effect of the borrowing is to increase incentive distributions to the general partner;

     - the general partner does not breach any duty to the Partnership or the unitholders by taking any actions consistent with the standards of reasonable discretion outlined in the definitions of available cash and cash from operations contained in the partnership agreement; and

     - the general partner does not breach any standard of care or duty by resolving conflicts of interest unless the general partner acts in bad faith.

     THE PARTNERSHIP AGREEMENT MODIFIES THE FIDUCIARY DUTIES OF THE GENERAL PARTNER UNDER DELAWARE LAW. Such modifications of state law standards of fiduciary duty may significantly limit the ability of unitholders to successfully challenge the actions of the general partner as being a breach of what would otherwise have been a fiduciary duty. These standards include the highest duties of good faith, fairness and loyalty to the limited partners. Such a duty of loyalty would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction for which it has a conflict of interest. Under the partnership agreement, the general partner may exercise its broad discretion and authority in the management of the partnership and the conduct of its operations as long as the general partner's actions are in the best interest of the Partnership.

     UNITHOLDERS MAY HAVE LIABILITY TO REPAY DISTRIBUTIONS. Unitholders will not be liable for assessments in addition to their initial capital investment in the units. Under certain circumstances, however, unitholders may have to repay the Partnership amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to you if the distribution causes the liabilities of the Partnership to exceed the fair value of the Partnership's assets. Liabilities to partners on account of their partnership interests and non-recourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date. Under Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.

     UNITHOLDERS MAY BE LIABLE IF WE HAVE NOT COMPLIED WITH STATE PARTNERSHIP LAW. We conduct our business in a number of states. In some of those states the limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established. The unitholders might be held liable for the Partnership's obligations as if they were a general partner if:

     - a court or government agency determined that we were conducting business in the state but had not complied with the state's partnership statute; or

     - unitholders' rights to act together to remove or replace the general partner or take other actions under the partnership agreement constitute "control" of the Partnership's business.

     THE GENERAL PARTNER MAY BUY OUT MINORITY UNITHOLDERS IF IT OWNS 80% OF THE UNITS. If at any time the general partner and its affiliates own 80% or more of the issued and outstanding units, the general partner will have the right to purchase all of the remaining units. Because of this right, a unitholder may have to sell his units against his will or for a less than desirable price. The general partner may only purchase all of the units. The purchase price for such a purchase will be the greater of:

     - the most recent 20-day average trading price; or

     - the highest purchase price paid by the general partner or its affiliates to acquire units during the prior 90 days.

The general partner can assign this right to its affiliates or to the partnership.

     WE MAY SELL ADDITIONAL LIMITED PARTNER INTERESTS, DILUTING EXISTING INTERESTS OF UNITHOLDERS. The partnership agreement allows the general partner to cause the partnership to issue additional units and other equity securities. When we issue additional equity securities, your proportionate partnership interest will decrease. Such an issuance could negatively affect the amount of cash distributed to unitholders and the market price of units. Issuance of additional units will also diminish the relative voting strength of the previously outstanding units. There is no limit on the total number of units we may issue.

     GENERAL PARTNER CAN PROTECT ITSELF AGAINST DILUTION. Whenever the partnership issues equity securities to any person other than the general partner and its affiliates, the general partner has the right to purchase additional limited partnership interests on the same terms. This allows the general partner to maintain its partnership interest in the Partnership. No other unitholder has a similar right. Therefore, only the general partner may protect itself against dilution caused by issuance of additional equity securities.

POTENTIAL CONFLICTS OF INTEREST RELATED TO THE OPERATION OF THE PARTNERSHIP

     Certain conflicts of interest could arise among the general partner, KMI and the partnership. Such conflicts may include, among others, the following situations:

     - we do not have any employees and we rely solely on employees of the general partner and its affiliates, including KMI;

     - under the partnership agreement, we reimburse the general partner for the costs of managing and operating the Partnership;

     - the amount of cash expenditures, borrowings and reserves in any quarter may affect available cash to pay quarterly distributions to unitholders;

     - the general partner tries to avoid being personally liable for Partnership obligations. The general partner is permitted to protect its assets in this manner by the partnership agreement. Under the partnership agreement the general partner does not breach its fiduciary duty even if the Partnership could have obtained more favorable terms without limitations on the general partner's liability;

     - under the partnership agreement, the general partner may pay its affiliates for any services rendered on terms fair and reasonable to the Partnership. The general partner may also enter into additional contracts with any of its affiliates on behalf of the Partnership. Agreements or contracts between the partnership and the general partner (and its affiliates) are not the result of arms length negotiations;

     - the general partner does not breach the partnership agreement by exercising its call rights to purchase limited partnership interests or by assigning its call rights to one of its affiliates or to the Partnership.

                                THE PARTNERSHIP

     We are a master limited partnership that owns and operates a wide range of energy assets through our operating partnerships and subsidiaries, including:

     - six refined products/liquids pipeline systems containing over 5,000 miles of trunk pipeline and twenty-one truck loading terminals;

     - 24 bulk terminals;

     - a 24% interest in Plantation Pipe Line Company which owns and operates a 3,100 mile pipeline system;

     - a 20% interest in a joint venture that produces, markets and delivers CO(2) for enhanced oil recovery (Shell CO(2) Company); and

     - a 25% interest in a Y-grade fractionation facility that separates energy products.

     We group our operations into three reportable business segments:

     - Pacific Operations;

     - Mid-Continent Operations; and

     - Bulk Terminals.

     We were formed in August, 1992, as a publicly traded master limited partnership. We are currently the largest pipeline master limited partnership and the second largest pipeline system in the United States in terms of volumes delivered. Our goal is to operate as a growth-oriented master limited partnership by:

     - reducing operating costs;

     - better utilizing and expanding our asset base; and

     - making selective, strategic acquisitions that allow us to increase our distributions to Unitholders.

     We regularly evaluate potential acquisitions of assets and businesses that would complement our existing business.

     Our general partner receives incentive distributions that provide it with a strong incentive to increase Unitholder distributions through successful management and growth of our business.

     Our address is 1301 McKinney Street, Suite 3450, Houston, Texas 77010. Our telephone number is (713) 844-9500.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                    NINE MONTHS
    YEAR ENDED DECEMBER 31,            ENDED
--------------------------------   SEPTEMBER 30,
1993   1994   1995   1996   1997       1998
----   ----   ----   ----   ----   -------------
2.01   2.16   2.05   2.14   2.65       3.01

     The pro forma ratio of earnings to fixed charges assuming we acquired the Pacific Operations on January 1, 1997 for each of the periods indicated is as follows:

                NINE MONTHS
 YEAR ENDED        ENDED
DECEMBER 31,   SEPTEMBER 30,
    1997           1998
------------   -------------
    2.65           3.36

     These computations include us and our operating partnerships and subsidiaries, and 50% or less equity companies. For these ratios, "earnings" is the amount resulting from adding and subtracting the following items.

     Add the following:

     - pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees;

     - fixed charges;

     - amortization of capitalized interest;

     - distributed income of equity investees; and

     - our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges.

     From the total of the added items, subtract the following:

     - interest capitalized;

     - preference security dividend requirements of consolidated subsidiaries;
       and

     - minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

     The term "fixed charges" means the sum of the following:

     - interest expensed and capitalized;

     - amortized premiums, discounts and capitalized expenses related to indebtedness;

     - an estimate of the interest within rental expenses; and

     - preference security dividend requirements of consolidated subsidiaries.

     We calculated the pro forma ratio of earnings to fixed charges using the pro forma financial statements incorporated by reference in this prospectus.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be:

     - our direct unsecured general obligations; and

     - either Senior Debt Securities or Subordinated Debt Securities.

     Senior Debt Securities will be issued under a "Senior Indenture" and Subordinated Debt Securities will be issued under a "Subordinated Indenture". Together the Senior Indenture and the Subordinated Indenture are called the "Indentures".

     We have summarized the material provisions of the Indentures in the following order:

     - those provisions that apply only to the Senior Indenture;

     - those provisions that apply only to the Subordinated Indenture; and

     - those provisions that apply to both Indentures.

     We have not restated these agreements in their entirety. We have filed the forms of the Indentures as exhibits to the registration statement. You should read the Indentures, because they, and not this description, control your rights as holders of the Debt Securities. In the summary below, we have included references to section numbers of the applicable Indentures so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Indentures.

SPECIFIC TERMS OF EACH SERIES OF DEBT SECURITIES IN THE PROSPECTUS SUPPLEMENT

     A prospectus supplement and a supplemental indenture relating to any series of Debt Securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - the form and title of the Debt Securities;

     - the total principal amount of the Debt Securities;

     - the portion of the principal amount which will be payable if the maturity of the Debt Securities is accelerated;

     - the currency or currency unit in which the Debt Securities will be paid, if not U.S. dollars;

     - any right we may have to defer payments of interest by extending the dates payments are due whether interest on those deferred amounts will be payable as well;

     - the dates on which the principal of the Debt Securities will be payable;

     - the interest rate which the Debt Securities will bear and the interest payment dates for the Debt Securities;

     - any optional redemption provisions;

     - any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

     - any changes to or additional Events of Default or covenants; and

     - any other terms of the Debt Securities.

PROVISIONS ONLY IN THE SENIOR INDENTURE

     The Senior Debt Securities will rank equally in right of payment with all of our other senior and unsubordinated debt. The Senior Indenture contains provisions that:

     - limit our ability to put liens on our principal assets;

     - limit our ability to sell and lease back our principal assets; and

     - require our Subsidiaries that guarantee our long term debt to guarantee the Senior Debt Securities on an equal basis.

     The Subordinated Indenture does not contain any similar provisions. We have described below these provisions and some of the defined terms used in them. In this section, references to the Partnership relate only to Kinder Morgan Energy Partners, L.P., the issuer of the Debt Securities, and not our Subsidiaries.

     LIMITATIONS ON LIENS. The Senior Indenture provides that the Partnership will not, nor will it permit any Subsidiary to, create, assume, incur or suffer to exist any lien upon any Principal Property (as defined below) or upon any shares of capital stock of any Subsidiary owning or leasing any Principal Property, whether owned or leased on the date of the Senior Indenture or thereafter acquired, to secure any debt of the Partnership or any other person (other than the Senior Debt Securities issued thereunder), without in any such case making effective provision whereby all of the Senior Debt Securities outstanding thereunder shall be secured equally and ratably with, or prior to, such debt so long as such debt shall be so secured.

     "Principal Property" means, whether owned or leased on the date of the Senior Indenture or thereafter acquired:

          (a) any pipeline assets of the Partnership or any Subsidiary, including any related facilities employed in the transportation, distribution, storage or marketing of refined petroleum products, natural gas liquids, coal and carbon dioxide, that are located in the United States of America or any territory or political subdivision thereof; and

          (b) any processing or manufacturing plant or terminal owned or leased by the Partnership or any Subsidiary that is located in the United States or any territory or political subdivision thereof, except, in the case of either of the foregoing clauses (a) or (b):

          (1) any such assets consisting of inventories, furniture, office fixtures and equipment (including data processing equipment), vehicles and equipment used on, or useful with, vehicles; and

          (2) any such assets, plant or terminal which, in the opinion of the board of directors of the General Partner, is not material in relation to the activities of the Partnership or of the Partnership and its Subsidiaries, taken as a whole.

     There is excluded from this restriction:

          1. Permitted Liens (as defined below);

          2. any lien upon any property or assets created at the time of acquisition of such property or assets by the Partnership or any Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

          3. any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

          4. any lien upon any property or assets existing thereon at the time of the acquisition thereof by the Partnership or any Subsidiary; provided, however, that such lien only encumbers the property or assets so acquired;

          5. any lien upon any property or assets of a person existing thereon at the time such person becomes a Subsidiary by acquisition, merger or otherwise; provided, however, that such lien only encumbers the property or assets of such person at the time such person becomes a Subsidiary;

          6. with respect to any series, any lien upon any property or assets of the Partnership or any Subsidiary in existence on the date the Senior Debt Securities of such series are first issued or provided for pursuant to agreements existing on such date;

          7. liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement as to which the Partnership or the applicable Subsidiary has not exhausted its appellate rights;

          8. any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancing, refunding or replacements) of liens, in whole or in part, referred to in clauses (1) through (7) above; provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any expenses of the Partnership and its subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding or replacement; or

          9. any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing debt of the Partnership or any Subsidiary.

     Notwithstanding the foregoing, under the Senior Indenture, the Partnership may, and may permit any Subsidiary to, create, assume, incur, or suffer to exist any lien upon any Principal Property to secure debt of the Partnership or any person (other than the Senior Debt Securities) that is not excepted by clauses
(1) through (9), inclusive, above without securing the Senior Debt Securities issued under the Senior Indenture, provided that the aggregate principal amount of all debt then outstanding secured by such lien and all similar liens, together with all Attributable Indebtedness from Sale-Leaseback Transactions (excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below) does not exceed 10% of Consolidated Net Tangible Assets. (Section 1006)

     "Permitted Liens" means:

          (1) liens upon rights-of-way for pipeline purposes;

          (2) any statutory or governmental lien or lien arising by operation of law, or any mechanics', repairmen's, materialmen's, suppliers', carriers', landlords', warehousemen's or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

          (3) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

          (4) liens of taxes and assessments which are (A) for the then current year, (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested at the time by the Partnership or any Subsidiary in good faith;

          (5) liens of, or to secure performance of, leases, other than capital leases;

          (6) any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

          (7) any lien upon property or assets acquired or sold by the Partnership or any Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

          (8) any lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

          (9) any lien in favor of the Partnership or any Subsidiary;

          (10) any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by the Partnership or any Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

          (11) any lien securing industrial development, pollution control or similar revenue bonds;

          (12) any lien securing debt of the Partnership or any Subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such "substantial concurrence," taking into consideration, among other things, required notices to be given to holders of outstanding Senior Debt Securities under the Senior Indenture in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding Senior Debt Securities under the Senior Indenture, including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by the Partnership or any Subsidiary in connection therewith;

          (13) liens in favor of any person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute; or

          (14) any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations.

     "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom:

          (1) all current liabilities (excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt); and

          (2) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth, or on a proforma basis would be set forth, on the consolidated balance sheet of the Partnership and its consolidated subsidiaries for the Partnership's most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

          RESTRICTION ON SALE-LEASEBACKS. The Senior Indenture provides that the Partnership will not, and will not permit any Subsidiary to, engage in the sale or transfer by the Partnership or any Subsidiary of any Principal Property to a person (other than the Partnership or a Subsidiary) and the taking back by the Partnership or any Subsidiary, as the case may be, of a lease of such Principal Property (a "Sale-Leaseback Transaction"), unless:

          (1) such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such Principal Property, whichever is later;

          (2) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

          (3) the Partnership or such Subsidiary would be entitled to incur debt secured by a lien on the Principal Property subject thereto in a principal amount equal to or exceeding the Attributable Indebtedness from such Sale-Leaseback Transaction without equally and ratably securing the Senior Debt Securities; or

          (4) the Partnership or such Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the Attributable Indebtedness from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any debt of the Partnership or any Subsidiary that is not subordinated to the Senior Debt Securities, or (B) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of business of the Partnership or its Subsidiaries.

     "Attributable Indebtedness," when used with respect to any to any Sale-Leaseback Transaction, means, as at the time of determination, the present value (discounted at the rate set forth or implicit in the terms of the lease included in such transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such Sale-Leaseback Transaction (including any period for which such lease has been extended). In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated (in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the amount determined assuming no such termination.

     Notwithstanding the foregoing, under the Senior Indenture the Partnership may, and may permit any Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the first paragraph under "-- Restrictions On Sale-Leasebacks," provided that the Attributable Indebtedness from such Sale-Leaseback Transaction, together with the aggregate principal amount of outstanding debt (other than the Senior Debt Securities) secured by liens upon Principal Properties not excepted by clauses (1) through (9), inclusive, of the first paragraph of the limitation on liens covenant described above, do not exceed 10% of the Consolidated Net Tangible Assets. (Section 1007)

     GUARANTY OF SENIOR DEBT SECURITIES BY SUBSIDIARIES. We are a holding company that conducts all of our operations through our subsidiaries. The Senior Indenture will require our Subsidiaries which are guarantors or co-obligors of our Funded Debt to fully and unconditionally guarantee, as "Guarantors," our payment obligations on the Senior Debt Securities. In particular, the Senior Indenture will require those Subsidiaries who are guarantors or borrowers under our Credit Agreement to equally guarantee the Senior Debt Securities.

     In the Indentures, the term "Subsidiary" means, with respect to any person:

     - any corporation, association or other business entity of which more than 50% of the total voting power of the equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof; or

     - any partnership of which more than 50% of the partners' equity interests (considering all partners' equity interests as a single class) is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of such person or combination thereof.

       "Funded Debt" means all debt :

     - maturing one year or more from the date of its creation;

     - directly or indirectly renewable or extendable, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating to the debt, to a date one year or more from the date of its creation; or

     - under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

     ADDITION AND RELEASE OF GUARANTEES. The Senior Indenture will provide that if any Subsidiary of the Partnership is a guarantor or obligor of any Funded Debt of the Partnership at any time on or subsequent to the date on which the Senior Debt Securities are originally issued (including, without limitation, following any release of such Subsidiary from its Guarantee as described below), then the Partnership will cause the Senior Debt Securities to be equally and ratably guaranteed by such Subsidiary. Under the terms of the Senior Indenture, a Guarantor may be released from its Guarantee if such Guarantor is not a guarantor or obligor of any Funded Debt of the Partnership, provided that no Default or Event of Default under the Senior Indenture has occurred or is continuing. (Section 1406)

     Initially, we expect that the Guarantors will be Kinder Morgan Operating L.P. "A," Kinder Morgan Operating L.P. "B," Kinder Morgan Operating L.P. "C," Kinder Morgan Operating L.P. "D," Kinder Morgan Natural Gas Liquids Corporation, Kinder Morgan CO(2), LLC and Kinder Morgan Bulk Terminals, Inc. Each of the Guarantees will be an unsecured obligation of a Guarantor and will rank equally with that Guarantor's guarantee under the Partnership's existing credit facility and existing and future unsecured debt that is not expressly subordinated to its Guarantee.

     Each Guarantor is obligated under its Guarantee only up to an amount that will not constitute a fraudulent conveyance or fraudulent transfer under federal, state or foreign law.

     SENIOR DEBT SECURITIES EFFECTIVELY SUBORDINATED TO DEBT OF NON-GUARANTOR SUBSIDIARIES. Holders of Senior Debt Securities will effectively have a junior position to claims of creditors and preferred stockholders of our subsidiaries who are not Guarantors. SFPP, L.P., the subsidiary that owns our Pacific Operations, currently has debt agreements that prohibit it from being a guarantor of any debt of the Partnership. As a result, SFPP would not be required to be a

Guarantor. As of September 30, 1998, SFPP had approximately $355 million of outstanding debt. This debt of SFPP, and any future debt it incurs, effectively will be senior to the Senior Debt Securities.

PROVISIONS ONLY IN THE SUBORDINATED INDENTURE

     SUBORDINATED DEBT SECURITIES SUBORDINATED TO SENIOR DEBT. The Subordinated Debt Securities will rank junior in right of payment to all of our Senior Debt. "Senior Debt" is defined to include all notes or other unsecured evidences of indebtedness, including guarantees of the Partnership for money borrowed by the Partnership, not expressed to be subordinate or junior in right of payment to any other indebtedness of the Partnership.

     PAYMENT BLOCKAGES. The Subordinated Indenture provides that no payment of principal, interest and any premium on the Subordinated Debt Securities may be made in the event:

     - we or our property are involved in any voluntary or involuntary liquidation or bankruptcy;

     - we fail to pay the principal, interest, any premium or any other amounts on any Senior Debt when due; or

     - we have a nonpayment default on any Senior Debt that imposes a payment blockage on the Subordinated Debt Securities for a maximum of 179 days at any one time.

     (Sections 1401, 1402 and 1403 of the Subordinated Indenture)

     SUBORDINATED DEBT SECURITIES SUBORDINATED TO ALL DEBT OF SUBSIDIARIES. The Subordinated Indenture will not require our Subsidiaries to guarantee the Subordinated Debt Securities. As a result, the holders of Subordinated Debt Securities will generally have a junior position to claims of all creditors and preferred stockholders of our subsidiaries.

     NO LIMITATION ON AMOUNT OF SENIOR DEBT. The Subordinated Indenture will not limit the amount of Senior Debt that we may incur.

CONSOLIDATION, MERGER OR ASSET SALE

     Each Indenture generally allows us to consolidate or merge with a domestic partnership or corporation. They also allow us to sell, lease or transfer all or substantially all of our property and assets to a domestic partnership or corporation. If this happens, the remaining or acquiring partnership or corporation must assume all of our responsibilities and liabilities under the Indentures including the payment of all amounts due on the Debt Securities and performance of the covenants in the Indentures.

     However, we will only consolidate or merge with or into any other partnership or corporation or sell, lease or transfer all or substantially all of our assets according to the terms and conditions of the Indentures, which include the following requirements:

     - the remaining or acquiring partnership or corporation is organized under the laws of the United States, any state or the District of Columbia;

     - the remaining or acquiring partnership or corporation assumes the Partnership's obligations under the Indentures; and

     - immediately after giving effect to the transaction no Default or Event of Default exists.

     The remaining or acquiring partnership or corporation will be substituted for us in the Indentures with the same effect as if it had been an original party to the Indentures. Thereafter, the successor may exercise our rights and powers under the Indentures, in our name or in its own name. If we sell or transfer all or substantially all of our assets, we will be released from all our liabilities and obligations under any Indenture and under the Debt Securities. If we lease all or substantially all of our assets, we will not be released from our obligations under the Indentures. (Sections 801 & 802)

     The Senior Indenture contains similar provisions for the Guarantors.

MODIFICATION OF INDENTURES

     Under each Indenture, generally we and the Trustee may modify our rights and obligations, the Guarantors' rights and obligations and the rights of the holders with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. In addition, the Partnership and the trustee may amend the Indentures without the consent of any holder of the Debt Securities to make certain technical changes, such as:

     - correcting errors;

     - providing for a successor trustee;

     - qualifying the Indentures under the Trust Indenture Act; or

     - adding provisions relating to a particular series of Debt Securities.

     (Sections 901 & 902)

EVENTS OF DEFAULT AND REMEDIES

     "Event of Default" when used in an Indenture, will mean any of the following:

     - failure to pay the principal of or any premium on any Debt Security when due;

     - failure to pay interest on any Debt Security for 30 days;

     - failure to perform any other covenant in the Indenture that continues for 60 days after being given written notice;

     - certain events of bankruptcy, insolvency or reorganization of the Partnership; or

     - any other Event of Default included in any Indenture or supplemental indenture. (Section 501)

     An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under an Indenture. The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders. (Section 602)

     If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can void the declaration. (Section 502)

     Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under any Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. (Section 601) If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities. (Section 512)

NO LIMIT ON AMOUNT OF DEBT SECURITIES

     Neither of the Indentures limits the amount of Debt Securities that we may issue. Each Indenture allows us to issue Debt Securities up to the principal amount that we authorize.

REGISTRATION OF NOTES

     We may issue Debt Securities of a series in registered, bearer, coupon or global form. (Sections 201 & 202)

MINIMUM DENOMINATIONS

     Unless the prospectus supplement for each issuance of Debt Securities states otherwise the securities will be issued in registered form in amounts of $1,000 each or multiples of $1,000.

NO PERSONAL LIABILITY OF GENERAL PARTNER

     The General Partner and its directors, officers, employees and shareholders will not have any liability for our obligations under the Indentures or the Debt Securities. Each holder of Debt Securities by accepting a Debt Security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Debt Securities.

PAYMENT AND TRANSFER

     Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the Debt Securities are registered on days specified in the Indentures or any prospectus supplement. Debt Securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement. (Section 307)

     Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge. (Section 305)

DISCHARGING OUR OBLIGATIONS

     We and the Guarantors may choose to either discharge our obligations on the Debt Securities of any series in a covenant defeasance, or to release ourselves from our covenant restrictions on the Debt Securities of any series in a covenant defeasance. We may do so at any time on the 91st day after we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Debt Securities of the series. If we choose the legal defeasance option, the holders of the Debt Securities of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities, replacement of lost, stolen or mutilated Debt Securities conversion or exchange of Debt Securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates. (Section 1302)

     We may discharge our obligations under the Indentures or release ourselves from covenant restrictions only if we meet certain requirements. Among other things, we must deliver an opinion of our legal counsel that the discharge will not result in holders having to recognize taxable income or loss or subject them to different tax treatment. In the case of legal defeasance, this opinion must be based on either an IRS letter ruling or change in federal tax law. We may not have a default on the Debt Securities discharged on the date of deposit. The discharge may not violate any of our agreements. The discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940.

BOOK ENTRY, DELIVERY AND FORM

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement.

     Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York ("DTC") will act as depositary. Book-entry notes of a series will be issued in the form of a global note that will be deposited with DTC. This means that we will not issue certificates to each holder. One global note will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificate note, a global note may not be transferred; except that DTC, its nominees and their successors may transfer a global note as a whole to one another.

     Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

     DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant's accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

     DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

     It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

     Debt Securities represented by a global note will be exchangeable for certificate notes with the same terms in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

     - we determine not to require all of the Debt Securities of a series to be represented by a global note and notify the Trustee of our decision.

THE TRUSTEE

     U.S. Trust Company of Texas, N.A. will initially act as trustee under the Senior Indenture and the Subordinated Indenture.

     RESIGNATION OR REMOVAL OF TRUSTEE. Under provisions of the Indentures and the Trust Indenture Act of 1939, as amended, governing trustee conflicts of interest, any uncured Event of Default with respect to any series of Senior Debt Securities will force the trustee to resign as trustee under either the Subordinated Indenture or the Senior Indenture. Also, any uncured Event of Default with respect to any series of Subordinated Debt Securities will force the trustee to resign as trustee under either the Senior Indenture or the Subordinated Indenture. Any resignation will require the appointment of a successor trustee under the applicable Indenture in accordance with the terms and conditions.

     The trustee may resign or be removed by us with respect to one or more series of Debt Securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the Debt Securities of any series may remove the trustee with respect to the Debt Securities of such series. (Section 610)

     LIMITATIONS ON TRUSTEE IF IT IS A CREDITOR OF THE PARTNERSHIP. Each Indenture contains certain limitations on the right of the trustee thereunder, in the event that it becomes a creditor of the Partnership, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. (Section 613)

     ANNUAL TRUSTEE REPORT TO HOLDERS OF DEBT SECURITIES. The trustee is required to submit an annual report to the holders of the Debt Securities regarding, among other things, the trustee's eligibility to serve as such, the priority of the trustee's claims regarding certain advances made by it, and any action taken by the trustee materially affecting the Debt Securities.

     CERTIFICATES AND OPINIONS TO BE FURNISHED TO TRUSTEE. Each Indenture provides that, in addition to other certificates or opinions that may be specifically required by other provisions of an Indenture, every application by us for action by the trustee shall be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us. (Section 102)

     GOVERNING LAW. The Indentures and the Debt Securities will be governed by the laws of the State of New York.

                          DESCRIPTION OF COMMON UNITS

NUMBER OF UNITS

     As of September 30, 1998, we have 48,851,690 Units outstanding. Our partnership agreement does not limit the number of Units we may issue.

WHERE UNITS ARE TRADED

     Our outstanding Units are listed on the New York Stock Exchange under the symbol "ENP". Any additional Units we issue will also be listed on the NYSE.

QUARTERLY DISTRIBUTIONS

     Our partnership agreement requires us to distribute 100% of "Available Cash" to the Partners within 45 days following the end of each calendar quarter. "Available Cash" consists generally of all of our cash receipts, less cash disbursements and net additions to reserves. In addition, when we acquired our Pacific Operations from Santa Fe Pacific Pipeline Partners, L.P. ("Santa Fe"), the general partner of Santa Fe retained a 0.5% interest in those operations. "Available Cash" does not include amounts payable to the former Santa Fe general partner due to this interest.

     We distribute Available Cash for each quarter as follows:

     - first, 98% to the Limited Partners and 2% to the General Partner until the Limited Partners have received a total of $0.3025 per Unit for such quarter;

     - second, 85% to the limited Partners and 15% to the General Partner until the Limited Partners have received a total of $0.3575 per Unit for such quarter;

     - third, 75% to the Limited Partners and 25% to the General Partner until the Limited Partners have received a total of $0.4675 per Unit for such quarter; and

     - fourth, thereafter 50% to the Limited Partners and 50% to the General Partner.

TRANSFER AGENT AND REGISTRAR

     Our transfer agent and registrar for the Units is First Chicago Trust Company of New York. You may contact them at the following address:

          First Chicago Trust Company
          of New York
          525 Washington Blvd.
          Jersey City, NJ 07310

SUMMARY OF PARTNERSHIP AGREEMENT

     A summary of the important provisions of our partnership agreement is included in the reports filed with the SEC.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of material tax considerations that may be relevant to a prospective Unitholder. The discussion is the opinion of Morrison & Hecker L.L.P. ("Counsel") as to the material federal income tax consequences of the ownership and disposition of Units. Counsel's opinion does not include portions of the discussion regarding factual matters or portions of the discussion that specifically state that it is unable to opine. The IRS may disagree with Counsel's opinion as to the tax consequences of ownership and disposition of Units. The Partnership has not and will not request a ruling from the IRS as to any matter addressed in this discussion.

     The following discussion is based upon current provisions of the Code, existing and proposed regulations under the Code and current administrative rulings and court decisions, including modifications made by the Taxpayer Relief Act of 1997 (the "1997 Act"), all as in effect on the date of this Prospectus. This discussion is also based on the assumptions that the operation of the Partnership and its operating partnerships (collectively, the "Operating Partnerships") will be in accordance with the relevant partnership agreements. This discussion is subject both to the accuracy of these assumptions and the continued applicability of such legislative, administrative and judicial authorities. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below. Any such change may be retroactively applied in a manner that could adversely affect a holder of Units.

     The discussion below is directed primarily to a Unitholder that is a United States person for federal income tax purposes. Except as specifically noted, the discussion does not address all of the federal income tax consequences that may be relevant:

     - to a holder in light of the holder's particular circumstances;

     - to a holder that is a partnership, corporation, trust or estate (and their partners, shareholders and beneficiaries);

     - to holders subject to special rules, such as certain financial institutions, tax-exempt entities, foreign corporations, non-resident alien individuals, regulated investment companies, insurance companies, dealers in securities, or traders in securities who elect to mark to market; and

     - to persons holding Units as part of a "straddle," "synthetic security," "hedge" or "conversion transaction" or other integrated investment.

Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

     The discussion deals only with Units held as "capital assets" within the meaning of Section 1221 of the Code.

     The federal income tax treatment of holders of Units depends in some instances on determinations of fact and interpretations of complex provisions of federal income tax laws for which no clear precedent or authority may be available. ACCORDINGLY, EACH PROSPECTIVE UNITHOLDER SHOULD CONSULT HIS OWN TAX ADVISORS WHEN DETERMINING THE FEDERAL, STATE, LOCAL AND ANY OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF UNITS.

LEGAL OPINIONS AND ADVICE

     The remainder of the discussion under this "Material Federal Income Tax Considerations" section is the opinion of Counsel as to the material federal income tax consequences of the ownership and disposition of Units.

     Counsel has rendered its opinion to the Partnership to the effect that:

     - the Partnership and the Operating Partnerships are and will continue to be classified as partnerships for federal income tax purposes and will not be classified as associations taxable as corporations, assuming that the factual representations set forth in "-- General Features of Partnership Taxation -- Partnership Status" are adhered to by such partnerships;

     - each person who acquires beneficial ownership of Units pursuant to this prospectus and either has been admitted or is pending admission to the Partnership as an additional limited partner will be treated as a partner of the Partnership for federal income tax purposes; and

     - each person who acquired beneficial ownership of Units and whose Units are held by a nominee will be treated as a partner of the Partnership for federal income tax purposes, so long as such person has the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of such Units.

     The following are material federal income tax issues associated with the ownership of Units and the operation of the Partnership with respect to which Counsel is unable to opine:

     - whether a court would sustain the valuations of assets and allocations of such amounts (the "Book-Tax Disparity") among tangible assets (and the resulting net Curative Allocations) if the IRS challenged such valuations and allocations;

     - whether a court would sustain certain procedures utilized by the Partnership in administering the Section 754 election and the resulting
       Section 743(b) adjustments to any Unitholder's basis in its Units if the IRS challenged such procedures. See "-- Tax Treatment of Operations --
       Section 754 Election."; and

     - whether a court would allow the Partnership's monthly convention for allocating Partnership income, gain, loss, deduction or credit to Partners. See "Disposition of Units -- Allocations Between Transferors and Transferees."

     A more detailed discussion of these items is contained in the applicable sections below.

     The opinion of Counsel as to partnership classification is based on certain representations of the Partnership and the General Partner. These representations address the nature of the income of the Partnership which is relevant to a determination of whether its income qualifies for the Natural Resource Exception pursuant to Section 7704 of the Code. See "-- General Features of Partnership Taxation -- Partnership Status." The opinion of Counsel is based upon existing provisions of the Code and the Regulations, existing administrative rulings and procedures of the IRS and existing court decisions. Such authorities may change in the future, which change could be retroactively applied. Such opinions represent only Counsel's best legal judgment as to the particular issues and are not binding on the IRS or the courts.

GENERAL FEATURES OF PARTNERSHIP TAXATION

     PARTNERSHIP STATUS. The applicability of the federal income tax consequences described in this prospectus depends on the treatment of the Partnership and the Operating Partnerships as partnerships for federal income tax purposes and not as associations taxable as corporations. For federal income tax purposes, a partnership is not a taxable entity. It is a conduit through which all items of partnership income, gain, loss, deduction and credit are passed through to its partners. Thus, income and deductions resulting from partnership operations are allocated to the partners and are taken into account by the partners on their individual federal income tax returns. In addition, a partner generally is not taxed upon a distribution of money from a partnership unless the amount of the distribution exceeds the partner's tax basis in the partner's interest in the partnership. If the Partnership or any of the Operating Partnerships were classified for federal income tax purposes as an association taxable as a corporation, the entity would be a separate taxable entity. In such a case, the entity, rather than its members, would be taxed on the income and gains and would be entitled to claim the losses and deductions resulting from its operations. A member would be taxed on distributions from the entity in the same manner as a shareholder would be taxed on distributions from a corporation. A member would recognize ordinary income to the extent of the current and accumulated earnings and profits of the entity, then a nontaxable reduction of basis to the extent of the member's tax basis in the member's interest in the entity and finally gain from the sale or exchange of the member's interest in the entity. Any such characterization of either the Partnership or one of the Operating Partnerships as an association taxable as a corporation would likely result in a material reduction of the anticipated cash flow and after-tax return to the Unitholders.

     Pursuant to Final Treasury Regulations 301.7701-1, 301.7701-2 and 301.7701-3, effective January 1, 1997 (the "Check-the-Box Regulations"), an entity in existence on January 1, 1997, will generally retain its current classification for federal income tax purposes. As of January 1, 1997, the Partnership was classified and taxed as a partnership. Pursuant to the Check-the-Box Regulations this prior classification will be respected for all periods prior to January 1, 1997, if (1) the entity had a reasonable basis for the claimed classification; (2) the entity recognized federal tax consequences of any change in classification within five years prior to January 1, 1997; and
(3) the entity was not notified prior to May 8, 1996, that the entity classification was under examination. Prior to the finalization of the Check-the-Box Regulations, the classification of an entity as a partnership was determined under a four factor test developed by a number of legal authorities. Based on this four factor test, the Partnership had a reasonable basis for its classification as a partnership. Moreover, the Partnership has not changed its classification and the IRS has not notified the partnership that its classification was under examination.

     Section 7704 provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception exists with respect to publicly traded partnerships 90% or more of the gross income of which for every taxable year consists of "qualifying income" (the "Natural Resource Exception"). "Qualifying income" includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation (including pipelines) or marketing of any mineral or natural resource including oil, natural gas or products of oil and natural gas. Other types of "qualifying income" include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitute "qualifying income." The General Partner has represented that the Partnership will derive more than 90% of its gross income from fees and charges for transporting refined petroleum products, NGLs, CO(2) and other hydrocarbons through the Partnership's pipelines, dividends from the corporation that owns the Mont Belvieu Fractionator and interest (other than from a financial business). Based upon that representation, Counsel is of the opinion that the Partnership's gross income derived from these sources will constitute "qualifying income" and the Partnership will qualify for the Natural Resource Exception.

     If the Partnership fails to meet the Natural Resource Exception, the Partnership will be treated as if it had transferred on the first day of the year in which it fails to meet the Natural Resource Exception all of its assets (subject to liabilities) to a newly-formed corporation in exchange for stock in that corporation. Then that Partnership will be treated as having distributed such stock to the partners in liquidation of their interests in the Partnership. This contribution and liquidation should be tax-free to the holders of Units and the Partnership, if the Partnership, at that time, does not have liabilities in excess of the basis of its assets. Thereafter, the Partnership would be treated as a corporation for tax purposes.

     However, in such case the Partnership will not be treated as a corporation if the IRS determines that the failure to meet the Natural Resources Exception is inadvertent, and the Partnership takes steps within a reasonable time to once again meet the 90% gross income test and agrees to make such adjustments and pay such amounts as the IRS requires. Such amount might include the tax liability that would be imposed on the Partnership if it were treated as a corporation during the period of inadvertent failure. The General Partner, as general partner of the Partnership, will use its best efforts to assure that the Partnership will continue to meet the gross income test for each taxable year. The Partnership anticipates that it will continue to meet the gross income test. If the Partnership fails to meet the gross income test for any taxable year, the General Partner, as general partner of the Partnership, will use its best efforts to assure that the Partnership will qualify under the inadvertent failure exception discussed above.

     If the Partnership or any Operating Partnership were treated as an association or otherwise taxable as a corporation in any taxable year, because it failed to meet the Natural Resource Exception or for any other reason, its items of income, gain, loss, deduction and credit would be reflected only on its tax return rather than being passed through to the holders of Units, and its net income would be taxed at the entity level at corporate rates. In addition, any distribution made to a holder of Units would be treated as either taxable dividend income (to the extent of the Partnership's current or accumulated earnings and profits) or in the absence of earnings and profits as a nontaxable return of capital (to the extent of the holder's basis in the Units) or taxable capital gain (after the holder's basis in the Units is reduced to zero). Accordingly, treatment of either the Partnership or any of the Operating Partnerships as an association taxable as a corporation would materially reduce a Unitholder's cash flow and after-tax economic return on an investment in the Partnership.

     Congress could change the tax laws to treat the Partnership as an association taxable as a corporation for federal income tax purposes or otherwise subject it to entity-level taxation. The Partnership Agreement provides that, if a law is enacted that subjects the Partnership to taxation as a corporation or otherwise subjects the Partnership to entity-level taxation for federal income tax purposes, the General Partner will amend the Partnership Agreement to reduce its incentive distributions.

     Under current law, the Partnership and the Operating Partnerships are classified and taxed as partnerships for federal income tax purposes and not as associations taxable as corporations. This conclusion is based upon certain factual representations and covenants made by the General Partner including:

     - the General Partner will operate the Partnership and the Operating Partnerships strictly in accordance with (i) all applicable partnership statutes, and (ii) the Partnership Agreements;

     - the General Partner will at all times act independently of the Unitholders;

     - for each taxable year, the Partnership and the Operating Partnerships will derive less than 10% of the aggregate gross income from sources other than (i) the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products of oil and natural gas and naturally occurring carbon dioxide or (ii) other items of "qualifying income" within the definition of Section 7704(d);

     - prior to January 1, 1997, the General Partner maintained throughout the term of the Partnership and the Operating Partnerships substantial assets that creditors of the Partnership and the Operating Partnerships could reach. This determination was based upon the fair market value of its assets and excluding its interest in, and any account or notes receivable from or payable to, any limited partnership in which the General Partner has any interest; and

     - the Partnership and each of the Operating Partnerships have not elected association classification under the Check-the-Box Regulations or otherwise and will not elect such classification.

     The Partnership has not requested or received any ruling from the IRS with respect to the classification of the Partnership and the Operating Partnerships for federal income tax purposes and the opinion of Counsel is not binding on the IRS. The IRS imposed certain procedural requirements for years prior to 1997 to be met before it would issue a ruling to the effect that a limited partnership with a sole corporate general partner would be classified as a partnership for federal income tax purposes. These procedural requirements were not rules of substantive law to be applied on audit, but served more as a "safe-harbor" for purposes of obtaining a ruling. The General Partner believes that the Partnership and the Operating Partnerships did not satisfy all such procedural requirements. The conclusion described above as to the partnership status of the Partnership for years before January 1, 1997 does not depend upon the ability of the Partnership to meet the criteria set forth in such procedural requirements.

     The following discussion assumes that the Partnership and the Operating Partnerships are, and will continue to be, treated as partnerships for federal income tax purposes. If either assumption is incorrect, most, if not all, of the tax consequences described in the prospectus would not apply to Unitholders. In particular, if the Partnership is not a partnership, a Unitholder may for federal income tax purposes (i) recognize ordinary income, as the result of any payments to him in respect of partnership distributions and (ii) not be entitled to allocations of partnership income, gain, loss and deduction.

     LIMITED PARTNER STATUS. Holders of Units who the General Partner has admitted as limited partners will be treated as partners of the Partnership for federal income tax purposes. Moreover, the IRS has ruled that assignees of partnership interests who have not been admitted to a partnership as partners, but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be treated as partners for federal income tax purposes. On the basis of this ruling, except as otherwise described in this prospectus, the General Partner will treat the following persons as partners of the Partnership for federal income tax purposes, (a) assignees who have executed and delivered Transfer Applications, and are awaiting admission as limited partners and (b) holders of Units whose Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Units. As this ruling does not extend, on its facts, to assignees of Units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications, Counsel cannot opine as to the status of these persons as partners of the Partnership. Income, gain, deductions, losses or credits would not appear to be reportable by such a holder of Units, and any such holders of Units receiving cash distributions would be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in the Partnership for federal income tax purposes. A purchaser or other transferee of Units who does not execute and deliver a Transfer Application may not receive certain federal income tax information or reports furnished to record holders of Units, unless the Units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to such Units.

     A beneficial owner of Units whose Units have been transferred to a short seller to complete a short sale would appear to lose the status as a partner with respect to such Units for federal income tax purposes. See "-- Disposition of Units -- Treatment of Short Sales and Deemed Sales."

TAX CONSEQUENCES OF UNIT OWNERSHIP

     BASIS OF UNITS. A Unitholder's initial tax basis for a Unit is the amount paid for the Unit plus his share, if any, of nonrecourse liabilities of the Partnership. A partner also includes in the tax basis for such partnership interest any capital contributions that the partner actually makes to the Partnership and the partner's allocable share of all Partnership income and gains, less the amount of all distributions that the partner receives from the Partnership and such partner's allocable share of all Partnership losses. For purposes of these rules, if a partner's share of Partnership liabilities is reduced for any reason, the partner is deemed to have received a cash distribution equal to the amount of the reduction. The partner will recognize gain as a result of this deemed cash distribution if, and to the extent that, the deemed cash distribution exceeds the partner's adjusted tax basis for his partnership interest.

     FLOW-THROUGH OF TAXABLE INCOME. The Partnership will not pay any federal income tax. Instead, each holder of Units must report on such holder's income tax return such holder's allocable share of the income, gains, losses and deductions without regard to whether corresponding cash distributions are received by such Unitholders. Consequently, the Partnership may allocate income to a holder of Units even though the holder has not received a cash distribution in respect of such income.

     TREATMENT OF PARTNERSHIP DISTRIBUTIONS. Under Section 731 of the Code, a partner will recognize gain as a result of a distribution from a partnership if the partnership distributes an amount of money to the partner which exceeds such partner's adjusted tax basis in the partnership interest prior to the distribution. The amount of gain is limited to this excess. Cash distributions in excess of such Unitholder's basis generally will be considered to be gain from the sale or exchange of the Units, taxable in accordance with the rules described under "-- Disposition of Units."

     A decrease in a Unitholder's percentage interest in the Partnership, because of the Partnership's issuance of additional Units, or otherwise, will decrease a Unitholder's share of nonrecourse liabilities of the Partnership, if any. This decrease will result in a corresponding deemed distribution of cash. The Partnership does not currently have, and the General Partner does not anticipate that it will have, any material nonrecourse liabilities.

     A non-pro rata distribution of money or property may result in ordinary income to a holder of Units, regardless of such holder's tax basis in Units, if the distribution reduces such holder's share of the Partnership's "Section 751 Assets." "Section 751 Assets" are defined by the Code to include assets giving rise to depreciation recapture or other "unrealized receivables" or "substantially appreciated inventory." For this purpose, inventory is substantially appreciated if its value exceeds 120% of its adjusted tax basis. In addition to depreciation recapture, "unrealized receivables" include rights to payment for goods (other than capital assets) or services to the extent not previously includable in income under a partnership's method of accounting. To the extent that such a reduction in a Unitholder's share of Section 751 Assets occurs, the Partnership will be deemed to have distributed a proportionate share of the Section 751 Assets to the Unitholder followed by a deemed exchange of such assets with the Partnership in return for the non-pro rata portion of the actual distribution made to such holder. This deemed exchange will generally result in the realization of ordinary income under Section 751(b) by the Unitholder. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the Unitholder's tax basis in such holder's share of Section 751 Assets deemed relinquished in the exchange.

     LIMITATIONS ON DEDUCTIBILITY OF LOSSES. Generally, a Unitholder may deduct his share of losses that the Partnership incurs only to the extent of his tax basis in the Units which he holds. A further "at risk" limitation may operate to limit deductibility of losses in the case of an individual holder of Units if the "at risk" amount is less than the holder's basis in the Units. This limitation also applies to a corporate holder of Units if five or fewer individuals or certain tax-exempt organizations own directly or indirectly more than 50% in the value of its stock. A holder of Units must recapture losses deducted in previous years to the extent that the Partnership distributions cause such Unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a holder of Units or recaptured as a result of theses limitations will carry forward and will be allowable to the extent that the Unitholder's basis or at risk amount (whichever is the applicable limiting factor) is increased.

     In general, a holder of Units will be "at risk" to the extent of the purchase price of the holder's Units. The amount "at risk" may be less than the Unitholder's basis for the Units in an amount equal to the Unitholder's share of nonrecourse liabilities, if any, of the Partnership. A Unitholder's at risk amount will increase or decrease as the basis of such Units held increases or decreases, excluding any effect on basis attributable to changes in the Unitholder's share of Partnership nonrecourse liabilities.

     The passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can only deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) that are not in excess of the taxpayer's income from such passive activities or investments. The passive loss limitations are not applicable to a widely held corporation. The passive loss limitations are to be applied separately with respect to each publicly traded partnership. Consequently, a Unitholder can use the losses generated by the Partnership, if any, only to offset future income generated by the Partnership. A Unitholder cannot use such losses to offset income from other passive activities or investments (including other publicly traded partnerships) or salary or active business income. Passive losses that are not deductible, because they exceed the Unitholder's allocable share of income generated by the Partnership would be deductible in the case of a fully taxable disposition of such Units to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

     The IRS has announced that it will issue Treasury Regulations that characterize net passive income from a publicly traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.

     ALLOCATION OF INCOME, GAIN, LOSS AND DEDUCTION. In general, the Partnership will allocate items of income, gain, loss and deduction between the General Partner, in its capacity as general partner, and the holders of Units in the same proportion that Available Cash is distributed between the General Partner and the holders of Units. If distributions of Available Cash are not made in respect of a particular taxable year, the Partnership will allocate such items among the partners in accordance with their respective percentage interests. If the Partnership has a net loss, the Partnership will allocate items of income, gain, loss and deduction first, to the General Partner and the

Unitholders to the extent of their positive capital accounts, and second, to the General Partner. On a liquidating sale of assets, the Partnership Agreement provides separate gain and loss allocations, designed to the extent possible,
(1) to eliminate a deficit in any partner's capital account and (2) to produce capital accounts which, when followed on liquidation, will result in each holder of Units recovering Unrecovered Capital, and a distributive share of any additional value.

     Under Section 704(b), a partnership's allocation of any item of income, gain, loss or deduction to a partner will not be given effect for federal income tax purposes, unless it has "substantial economic effect," or is otherwise allocated in accordance with the partner's interest in the partnership. If the allocation does not satisfy this standard, it will be reallocated among the partners on the basis of their respective interests in the partnership, taking into account all facts and circumstances.

     Regulations under Section 704(b) delineate the circumstances under which the IRS will view partnership allocations as having an "economic effect" that is "substantial." Generally, for an allocation to have "economic effect" under the
Regulations:

     - the partnership must reflect the allocation as an appropriate increase or decrease in a capital account maintained for each partner in accordance with specific rules set forth in the Regulations;

     - throughout the term of the partnership, the partnership must make liquidating distributions (including complete redemptions of a partner's interest in the partnership) in accordance with the partner's positive capital account balances; and

     - any partner with a deficit balance in such partner's capital account following a liquidating distribution must be unconditionally obligated (either by contract or state law) to restore the amount of such deficit to the partnership within a limited period of time.

     If the first two of these requirements are met, but the partner to whom an allocation of loss or deduction is made is not obligated to restore the full amount of any deficit balance in such partner's capital account upon liquidation of the partnership, an allocation of loss or deduction may still have economic effect, if (1) the agreement contains a "qualified income offset" provision, and
(2) the allocation either does not (i) cause a deficit balance in a partner's capital account (reduced by certain anticipated adjustments, allocations and distributions specified in the Regulations) as of the end of the partnership taxable year to which the allocation relates or (ii) increase any such deficit balance in this specially adjusted capital account by more than the partner's unpaid obligation to contribute additional capital to the partnership. A qualified income offset provision requires that in the event of any unexpected distribution (or specified adjustments or allocations) the partnership must make an allocation of income or gain to the distributees that eliminates the resulting capital account deficit as quickly as possible. This rule is referred to in this prospectus as the "Alternate Economic Effect Rule."

     The Regulations require that capital accounts be:

     - credited with the fair market value of property contributed to the partnership, net of liabilities encumbering the contributed property that the partnership is considered to assume or take subject to pursuant to
       Section 752 ("Contributed Property");

     - credited with the amount of cash contributed to the partnership; and

     - adjusted by items of depreciation, amortization, gain and loss attributable to partnership properties that have been computed by taking into account the book value (rather than tax basis) of such properties.

     A partner's capital account must also be reduced by:

     - the amount of money distributed to such partner by the partnership;

     - the fair market value of property distributed to such partner by the partnership, net of liabilities encumbering the distributed property that such holder is considered to assume or take subject to pursuant to
       Section 752; and

     - a distributive share of certain partnership expenses that are neither deductible nor amortizable.

     The "Book-Tax Disparities" created by crediting capital accounts with the value of Contributed Properties are eliminated through tax allocations that cause the partner whose capital account reflects unrealized gain or loss to bear the corresponding tax benefit or burden associated with the recognition of such unrealized gain or loss in accordance with the principles of Section 704(c). The allocations of these tax items that differ in amount from their correlative book items do not have economic effect, because they are not reflected in the partners' capital accounts. However, the allocations of such items will be deemed to be in accordance with the partners' interests in the partnership if they are made in accordance with the Section 704(c) Regulations.

     In addition, the Regulations permit a partnership to increase or decrease partners' capital accounts to reflect a fair market revaluation of partnership property, if the adjustments are made for a substantial non-tax business purpose in connection with a contribution or distribution of money or other property in consideration for the acquisition or relinquishment of an interest in the partnership. These adjustments may also create Book-Tax Disparities, which the Regulations require a partnership to eliminate through tax allocations in accordance with Section 704(c) principles.

     An allocation must not only have economic effect to be respected, but that economic effect must also be "substantial." The economic effect of an allocation is substantial if there is a reasonable possibility that the allocation will affect substantially the dollar amounts the partners will receive from the partnership, independent of tax consequences. As a general matter, however, the economic effect of an allocation is not substantial if, at the time the partnership adopts the allocation, the after-tax economic consequences of at least one partner may, in present value terms, be enhanced by such allocation, but there is a strong likelihood that the after-tax economic consequences of no other partner will, in present value terms, be substantially diminished by such allocation.

     The Partnership Agreement requires that the Partnership maintain a capital account for each partner, generally in accordance with the applicable tax accounting principles set forth in the Regulations, and that the Partnership reflect all allocations to a partner by an appropriate increase or decrease in the partner's capital account. In addition, the General Partner will make distributions upon liquidation of the Partnership in accordance with positive capital account balances. The limited partners are not required to contribute capital to the Partnership to restore deficit balances in their capital accounts upon liquidation of the Partnership. However, the Partnership Agreement contains qualified income offset and minimum gain chargeback provisions, which under the
Section 704(b) Regulations comply with the Alternate Economic Effect Rule and will obviate the requirement to restore negative capital accounts. The Partnership Agreement provides for the reallocation to the General Partner of any losses or deductions otherwise allocable to a holder of Units that have the effect of creating a deficit balance in such holder's capital account, as specially adjusted, pursuant to the Partnership Agreement's terms.

     Except as discussed below, items of income, gain, loss and deduction allocated to the holders of Units, in the aggregate, will be allocated among the holders of Units in accordance with the number of Units held by such Unitholder. The Partnership will make special tax (but not book) allocations to reflect Book-Tax Disparities with respect to Contributed Properties. The Partnership

Agreement also provides for certain special allocations of income and gain required by the qualified income offset and minimum gain chargeback provisions. In addition, the Partnership Agreement empowers the General Partner to allocate various Partnership items other than in accordance with the percentage interests of the General Partner and the holders of Units when, in its judgment, such special allocations are necessary to comply with applicable provisions of the Code and the Regulations and to achieve uniformity of Units. See "-- Uniformity of Units."

     With respect to Contributed Property, the Partnership Agreement provides that, for federal income tax purposes, items of income, gain, loss and deduction are first allocated among the partners in a manner consistent with Section 704(c). In addition, the Partnership Agreement requires the Partnership to allocate items of income, gain, loss and deduction attributable to any properties in accordance with Section 704(c) principles when, upon the subsequent issuance of any Units, the Partnership has adjusted the book value of such properties to reflect unrealized appreciation or depreciation in value from the later of the Partnership's acquisition date for such properties or the latest date of a prior issuance of Units ("Adjusted Property"). Thus, the Partnership will specially allocate deductions for the depreciation of Contributed Property and Adjusted Property to the non-contributing Unitholders and the Partnership will specially allocate gain or loss from the disposition of such property attributable to the Book-Tax Disparity (the "Section 704(c) Gain") to the contributing Unitholders so that the non-contributing Unitholders may claim, to the extent possible, cost recovery and depreciation deductions and the Partnership will allocate to them gain or loss from the sale of assets generally as if they had purchased a direct interest in the Partnership's assets.

     The Partnership Agreement also allocates gain from the sale of properties that is characterized as recapture income among the holders of Units and the General Partner (or its successors) in the same manner in which such partners were allocated the deductions giving rise to such recapture income. Final Treasury Regulations under Section 1245 provide that depreciation recapture will be specially allocated based on the allocation of the deductions giving rise to such recapture income, as provided for in the Partnership Agreement.

     Items of gross income and deduction will be allocated in a manner intended to eliminate Book-Tax Disparities, if any, that are not eliminated by Section 704(c) allocations as a result of the application of the Ceiling Rule with respect to Contributed Property or Adjusted Property. Such Curative Allocations of gross income and deductions to preserve the uniformity of the income tax characteristics of Units will not have economic effect, because the capital accounts of the holders of Units will not reflect such allocations. However, such allocations will eliminate Book-Tax Disparities and are thus consistent with the Regulations under Section 704(c). With the exception of certain conventions adopted by the Partnership with respect to administration of the
Section 754 election and the attendant Section 743(b) basis adjustments discussed at "-- Tax Treatment of Operations -- Section 754 Election"; and allocation of the effect of unamortizable Section 197 Book-Up amounts and common inside basis, allocations under the Partnership Agreement will be given effect for federal income tax purposes in determining a holder's distributive share of an item of income, gain, loss or deduction. There are, however, uncertainties in the Regulations relating to allocations of partnership income, and Unitholders should be aware that the IRS may successfully challenge some of the allocations in the Partnership Agreement. See "-- Tax Treatment of Operations -- Section 754 Election-- " and "-- Uniformity of Units" for a discussion of such allocations.

TAX TREATMENT OF OPERATIONS

     ACCOUNTING METHOD AND TAXABLE YEAR. The Partnership currently maintains the calendar year as its taxable year and has adopted the accrual method of accounting for federal income tax purposes.

     TAX BASIS, DEPRECIATION AND AMORTIZATION. The Partnership will use its tax bases for its assets to compute depreciation and cost recovery deductions and, ultimately, after adjustment for intervening depreciation or cost recovery deductions, gain or loss on the disposition of such assets.

     The Partnership and the Operating Partnerships will have tangible assets of substantial value, including the pipelines and related equipment. A significant portion of the assets were placed in service prior to the effective dates of the accelerated cost recovery system and will be depreciated over a 17 1/2 year period on a declining balance method. The General Partner will depreciate certain assets using the accelerated methods provided for under Section 168 of the Code. In addition, the Partnership, will use accelerated methods provided for under Section 167 of the Code to depreciate certain other assets during the early years of the depreciable lives of those assets, and then elect to use the straight line method in subsequent years.

     The Partnership allocated the capital account value among the Partnership's assets after the acquisition of Santa Fe based upon their relative fair market values established by an independent appraisal. Any amount in excess of the fair market values of specific tangible assets may constitute non-amortizable intangible assets (including goodwill).

     The tax basis of goodwill and most other intangible assets used in a trade or business acquired after August 10, 1993 (or prior to that time in certain events), may be amortized over 15 years. The Partnership will not amortize the goodwill, if any, created as a result of the acquisition of Santa Fe for tax capital account or income tax purposes because of the Step-in-the-Shoes and Anti-Churning rules. However, see "-- Section 754 Election" with respect to the amortization of Section 743(b) adjustments available to purchasers of Units. The IRS may challenge either the fair market values or the useful lives assigned to such assets. If any such challenge or characterization were successful, the Partnership would reduce the deductions allocated to a holder of Units in respect of such assets and would increase by a like amount a Unitholder's share of taxable income from the Partnership. Any such increase could be material.

     If the Partnership disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain may be subject to the recapture rules and taxed as ordinary income rather than capital gain. The Partnership will determine the amount of the gain by reference to the amount of depreciation previously deducted and the nature of the property. Similarly, a partner that has taken cost recovery or depreciation deductions with respect to Partnership property may be required to recapture such deductions upon a sale of such partner's interest in the Partnership. See "-- Allocation of Partnership Income, Gain, Loss and Deduction" and "-- Disposition of Units -- Recognition of Gain or Loss."

     A partnership may amortize its organizational costs over any period selected by the partnership not shorter than 60 months. A partnership must capitalize the costs incurred in promoting the issuance of Units, including underwriting commissions and discounts. The Partnership cannot deduct such costs currently, ratably or upon termination of the Partnership. Uncertainties exist regarding the classification of costs as organization expenses, which the Partnership may amortize, and as syndication expenses which the Partnership may not amortize.

     SECTION 754 ELECTION. The Partnership has previously made a Section 754 election and will make another Section 754 election for protective purposes. This election is irrevocable without the consent of the IRS. The election will generally permit a purchaser of Units to adjust such purchaser's share of the basis in the Partnership's properties ("Common Basis") pursuant to Section 743(b) to reflect the purchase price paid for such Units. In the case of Units purchased in the market, the Section 743(b) adjustment acts in concert with
Section 704(c) allocations (and Curative Allocations, if respected) in providing the purchaser of such Units with the equivalent of a fair market value Common Basis. See "-- Allocation of Partnership Income, Gain, Loss and Deduction." The Section 743(b) adjustment is attributed solely to a purchaser of Units and is not added to the bases of the Partnership's assets associated with Units held by other Unitholders. For purposes of this discussion, a Unitholder's inside basis in the Partnership's assets is considered to have two components:

     - the Unitholder's share of the Partnership's actual basis in such assets ("Common Basis"); and

     - the Unitholder's Section 743(b) adjustment allocated to each such asset.

     A Section 754 election is advantageous if the transferee's basis in Units is higher than the Partnership's aggregate Common Basis allocable to that portion of its assets represented by such Units immediately prior to the transfer. In such case, pursuant to the election, the transferee would take a new and higher basis in the transferee's share of the Partnership's assets for purposes of calculating, among other items, depreciation deductions and the applicable share of any gain or loss on a sale of the Partnership's assets. Conversely, a Section 754 election is disadvantageous if the transferee's basis in such Units is lower than the Partnership's aggregate Common Basis allocable to that portion of its assets represented by such Units immediately prior to the transfer. Such election may affect either favorably or unfavorably, the amount that a holder of Units may obtain upon the sale of Units. A constructive termination of the Partnership will also cause a Section 708 termination of the Operating Partnerships. Such a termination could also result in penalties or loss of basis adjustments under Section 754, if the General Partner could not determine that the termination had occurred and, therefore, did not timely file a tax return or make appropriate Section 754 elections for the "new" Partnership.

     Proposed Treasury Regulation Section 1.743-1(j)(4)(B) generally requires the Partnership to depreciate the Section 743(b) adjustment attributable to recovery property as if the total amount of such adjustment were attributable to newly-acquired recovery property placed in service when the purchase of a Unit occurs. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Although Counsel is unable to opine as to the validity of such an approach, the Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of the Partnership property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation derived from the depreciation method and useful life applied to the Common Basis of such property, despite its inconsistency with Proposed Treasury Regulation Section 1.743-1(j)(4)(B) and Treasury Regulation
Section 1.167(c)-1(a)(6). If an asset is not subject to depreciation or amortization, no Section 743(b) adjustment would be available to that extent. If the General Partner determines that the Partnership cannot reasonably take such position, it may adopt a depreciation convention under which all purchasers acquiring Units in the same month would receive depreciation, whether attributable to Common Basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. Such an aggregate approach, or any other method required as a result of an IRS examination, may result in lower annual depreciation deductions than would otherwise be allowable to certain holders of Units. See "-- Uniformity of Units."

     The Partnership must allocate the Section 743(b) adjustment in accordance with the principles of Section 1060. Based on these principles, the IRS may seek to reallocate some or all of any Section 743(b) adjustment that the Partnership does not allocate to intangible assets which have a longer 15 year amortization period and which are not eligible for accelerated depreciation methods generally applicable to other assets of the Partnership.

     The calculations involved in the Section 754 election are complex and the Partnership will make such calculations on the basis of certain assumptions as to the value of the Partnership assets and other matters. The IRS may challenge the General Partner's determinations and may seek to disallow or reduce the deductions attributable to them.

     VALUATION OF PROPERTY OF THE PARTNERSHIP. The federal income tax consequences of the acquisition, ownership and disposition of Units will depend in part on estimates by the General Partner of the relative fair market values, and determinations of the tax basis, of the assets of the Partnership. Although the General Partner may from time to time consult with professional appraisers with respect to valuation matters, the General Partner will make many of the relative fair market value estimates by itself. These estimates are subject to challenge and are not binding on the IRS or the courts. In the event the determinations of fair market value are subsequently found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by Unitholders might change, and Unitholders might have additional tax liability for such prior periods.

     TAX TREATMENT OF CORPORATE SUBSIDIARIES. The Partnership owns an interest in several corporations. As corporations these entities pay federal and state income taxes. The Partnership, as a shareholder, will include in its income any amounts distributed to it by such corporations to the extent of such corporations' current and accumulated earnings and profits. The General Partner estimates that a portion of the corporations' cash distributions to the Partnership will be treated as taxable dividends.

     ALTERNATIVE MINIMUM TAX. Each holder of Units must take into account such holder's distributive share of any items of the Partnership's income, gain or loss for purposes of the alternative minimum tax ("AMT"). The AMT currently is a tax of 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income of individuals. Alternative minimum taxable income is calculated using the 150% declining balance method of depreciation with respect to personal property and 40-year straight-line depreciation for real property. These depreciation methods are not as favorable as the alternative straight line and accelerated methods provided for under Section 168 which the Partnership will use in computing its income for regular federal income tax purposes. Accordingly, a Unitholder's AMT taxable income derived from the Partnership may be higher than such holder's share of the Partnership's net income. Prospective holders of Units should consult with their tax advisors as to the impact of an investment in Units on their liability for the alternative minimum tax.

DISPOSITION OF UNITS

     RECOGNITION OF GAIN OR LOSS. A Unitholder will recognize gain or loss on a sale of Units equal to the difference between the amount realized and a holder's tax basis for the Units sold. A holder's amount realized will be measured by the sum of the cash received or the fair market value of other property received, plus such holder's share of the Partnership's nonrecourse liabilities. Because the amount realized includes a Unitholder's share of the Partnership's nonrecourse liabilities, the gain recognized on the sale of Units could result in a tax liability in excess of any cash received from such sale.

     In general, the Partnership will allocate items of income, gain, loss and deduction for book and tax purposes among the General Partner, in its capacity as general partner, and the holders of Units in the same proportion that Available Cash is distributed. If distributions of Available Cash are not made in respect of a particular taxable year, the Partnership will allocate such items among the partners in accordance with their percentage interests. Moreover, if a Unitholder has received distributions from the Partnership which exceed the cumulative net taxable income allocated to him, his basis will decrease to an amount less than his original purchase price for the Units. In effect, this amount would increase the gain recognized on sale of the Unit(s). Under such circumstances, a gain could result even if the Unit(s) are sold at a price less than their original cost.

     The IRS has ruled that a partner acquiring interests in a partnership in separate transactions at different prices must maintain an aggregate adjusted tax basis in a single partnership interest and that, upon sale or other disposition of some of the interests, the partnership must allocate a portion of such aggregate tax basis to the interests sold on the basis of some equitable apportionment method. The ruling is unclear as to how this aggregation concept affects the holding period. If this ruling is applicable to the holders of Units, the aggregation of tax bases of a holder of Units effectively prohibits such holder from choosing among Units with varying amounts of unrealized gain or loss as would be possible in a stock transaction. Thus, the ruling may result in an acceleration of gain or deferral of loss on a sale of a portion of a holder's Units. It is not clear whether the ruling applies to publicly traded partnerships, such as the Partnership, the interests in which are evidenced by separate Units. Accordingly, Counsel is unable to opine as to the effect such ruling will have on a holder of Units. A holder of Units considering the purchase of additional Units or a sale of Units purchased at differing prices should consult a tax advisor as to the possible consequences of such ruling.

     Should the IRS successfully contest the convention used by the Partnership to amortize only a portion of the Section 743(b) adjustment (described under "-- Tax Treatment of Operations -- Section 754 Election") attributable to an Amortizable Section 197 Intangible after a sale of Units, a holder of Units could realize more gain from the sale of its Units than if such convention had been respected. In that case, the holder of Units may be unable to claim additional deductions against income in prior years to which they are entitled with the result of greater overall taxable income than appropriate. Counsel is unable to opine as to the validity of the convention because of the lack of specific regulatory authority for its use.

     TREATMENT OF SHORT SALES AND DEEMED SALES. Under the 1997 Act, a taxpayer is treated as having sold an "appreciated" partnership interest (one in which gain would be recognized if such interest were sold), if such taxpayer or related persons entered into one or more positions with respect to the same or substantially identical property which, for some period, substantially eliminated both the risk of loss and opportunity for gain on the appreciated financial position. This rule would include selling "short against the box" transactions. Holders of Units should consult with their tax advisers in the event they are considering entering into a short sale transaction or any other risk arbitrage transaction involving Units.

     A holder that loans Units to a "short seller" to cover a short sale of Units will be considered as having transferred beneficial ownership of those Units. Such a holder will, thus, no longer be a partner with respect to those Units during the period of the loan. As a result, during this period:

     - any Partnership income, gain, deductions, losses or credits with respect to those Units would appear not to be reportable by the holders thereof;

     - any cash distributions received by such holders with respect to those Units would be fully taxable; and

     - all of such distributions would appear to be treated as ordinary income.

     The IRS could also contend that a loan of Units to a "short seller" constitutes a taxable exchange. If the IRS were successful, a lending holder of Units may be required to recognize gain or loss. HOLDERS OF UNITS DESIRING TO ASSURE THEIR STATUS AS PARTNERS SHOULD MODIFY THEIR BROKERAGE ACCOUNT AGREEMENTS, IF ANY, TO PROHIBIT THEIR BROKERS FROM BORROWING THEIR UNITS.

     CHARACTER OF GAIN OR LOSS. Generally, a Unitholder will recognize capital gain or loss on the sale or exchange of a Unit. This rule does not apply to a "dealer" in Units. For transactions in tax years ending after December 31, 1997, the 1998 Act reduced the holding period required for long-term capital gain treatment to 12 months in order to qualify a gain for an effective maximum tax rate of 20%. Capital assets sold at a profit within 12 months of purchase would result in short term capital gains taxed at ordinary income tax rates. The Partnership must separately compute any gain or loss. These gains or losses will be taxed as ordinary income or loss under Section 751 to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory" owned by the Partnership. The 1997 Act provides for a maximum 25% tax rate for depreciation recapture attributable to "unrecaptured Section 1250 gain". For this purpose, Section 1250 gain includes any gain which would have been treated as ordinary income if the property had been Section 1245 property. This provision would effectively tax all depreciation on Section 1250 property at a 25% rate. The term "unrealized receivables" also includes potential recapture items other than depreciation recapture. Ordinary income attributable to unrealized receivables, inventory and depreciation recapture may exceed net taxable gain realized upon the sale of a Unit. In such a case, a Unitholder will recognize income even if there is a net taxable loss realized on the sale of a Unit. Any loss recognized on the sale of Units will generally be a capital loss. Thus, a holder of Units may recognize both ordinary income and a capital loss upon a disposition of Units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only offset capital gains in the case of a corporation.

     ALLOCATIONS BETWEEN TRANSFERORS AND TRANSFEREES. In general, the Partnership will determine taxable income and losses annually and will prorate these amounts on a monthly basis. The Partnership will subsequently apportion these amounts among the holders in proportion to the number of Units owned by them as of the opening of the first business day of the month to which the income and losses relate even though Unitholders may dispose of their Units during the month in question. The Partnership will allocate gain or loss realized on a sale or other disposition of Partnership assets other than in the ordinary course of business among the Unitholders of record as of the opening of the NYSE on the first business day of the month in which such gain or loss is recognized. As a result of this monthly allocation, a holder of Units transferring Units in the open market may be allocated income, gain, loss, deduction, and credit accrued after the transfer.

     Existing Treasury Regulations may not permit the use of the monthly conventions discussed above. Accordingly, Counsel is unable to opine on the validity of the method of allocating income and deductions between a transferor and a transferee of Units. If a court determines the Treasury Regulations do not allow a monthly convention (or that it only applies to transfers of less than all of the holder's Units), it could reallocate taxable income or losses of the Partnership among the holders of Units. The General Partner is authorized to review the Partnership's method of allocation

     - between transferors and transferees; and

     - among partners whose interests otherwise vary during a taxable period to conform to a method permitted by future Treasury Regulations.

     If a holder disposes of Units prior to the record date for a quarterly distribution, the Partnership will allocate to such holder items of income and gain attributable to such quarter for the months during which such Units were owned. However, such holder will not receive the cash distribution for such quarter.

     UNITHOLDERS AND THE PARTNERSHIP MUST BE GIVEN CERTAIN NOTICES. A Unitholder who sells or exchanges Units must notify the Partnership in writing of such sale or exchange within 30 days of the sale or exchange and in any event by January 15 of the following year. The Partnership must notify the IRS of the transaction and furnish certain information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a United States citizen and who effects such sale through a broker. Additionally, a transferor and a transferee of a Unit must furnish statements to the IRS with their income tax returns for the taxable year in which the sale or exchange occurred, which set forth the amount of the consideration received for such Unit that is allocated to goodwill or going concern value of the Partnership. A Unitholder may have to pay substantial penalties if it fails to satisfy such reporting obligations.

     SALE OR EXCHANGE OF 50% OF THE UNITS WILL CAUSE A CONSTRUCTIVE
TERMINATION. The Partnership and the Operating Partnerships will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in partnership capital and profits within a 12-month period. A constructive termination results in the closing of a partnership's taxable year for all partners and the "old" Partnership (before termination) is deemed to have contributed its assets to the "new" Partnership and distributed interests in the "new" Partnership to the holders of Units. The "new" Partnership is then treated as a new partnership for tax purposes. A constructive termination of the Partnership will also cause a Section 708 termination of the Operating Partnerships. Such a termination could also result in penalties or loss of basis adjustments under Section 754, if the Partnership cannot determine that the termination had occurred and, therefore, did not timely file a tax return and make the appropriate Section 754 elections for the "new" Partnership.

     In the case of a holder of Units reporting its taxable income on a fiscal year other than a calendar year, the closing of a tax year of the Partnership may result in more than 12 months' taxable income or loss of the Partnership being includable in its taxable income for the year of termination. The Partnership must make new tax elections, including a new election under Section 754, subsequent to the constructive termination. A constructive termination would also result in a deferral of the Partnership's deductions for depreciation and amortization. In addition, a termination might either accelerate the application of or subject the Partnership to any tax legislation enacted with effective dates after the date of the termination.

     ENTITY-LEVEL COLLECTIONS. If applicable law so requires, the Partnership must pay any federal, state or local income tax on behalf of any holder of Units or the General Partner or former holders of Units. In such a case, the General Partner may pay such taxes from Partnership funds. The Partnership will treat such payments, if made, as current distributions of cash. The General Partner may amend the Partnership Agreement to maintain uniformity of intrinsic tax characteristics of Units and to adjust subsequent distributions so that after giving effect to such deemed distributions, the priority and characterization of distributions otherwise applicable under the Partnership Agreement is maintained as nearly as is practicable. Payments by the Partnership as described above could give rise to an overpayment of tax on behalf of an individual partner in which event, the partner could file a claim for credit or refund.

     UNIFORMITY OF UNITS. The Partnership cannot trace the chain of ownership of any particular Unit. Therefore, it is unable to track the economic and tax characteristics related to particular Units from owner to owner. Consequently, the Partnership needs to maintain uniformity of the economic and tax characteristics of the Units to a purchaser of Units. In order to achieve uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. For example, a lack of uniformity can result from a literal application of Proposed Treasury Regulation Section 1.743-1(j)(4)(B) and Treasury Regulation Section 1.167(c)-1(a)(6) and from the effect of the Ceiling Rule on the Partnership's ability to make allocations to eliminate Book-Tax Disparities attributable to Contributed Properties and partnership property that the Partnership has revalued and reflected in the partners' capital accounts. If the IRS successfully challenged the conventions that are intended to achieve uniformity, the tax consequences of holding particular Units could differ. Any such non-uniformity could have a negative impact on the value of Units.

     The Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property or Adjusted Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation derived from the depreciation method and useful life applied to the Common Basis of such property, despite its inconsistency with Proposed Treasury Regulation Section 1.743-1(j)(4)(B) and Treasury Regulation Section 1.167(c)-1(a)(6). See "Tax Treatment of
Operations -- Section 754 Election." If the Partnership determines that it cannot reasonably take this position, the Partnership will adopt a different depreciation convention. For example, all purchasers acquiring Units in the same month could receive depreciation, whether attributable to Common Basis or
Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the Partnership adopts such an aggregate approach, it may result in lower annual depreciation deductions to certain holders of Units and risk the loss of depreciation deductions not taken in the year that such deductions are otherwise allowable. The Partnership will not adopt this convention if the Partnership determines that the loss of depreciation deductions would have a material adverse effect on a holder of Units. If the Partnership chooses not to utilize this aggregate method, the Partnership may use any other reasonable depreciation convention to preserve the uniformity of the intrinsic tax characteristics of Units that would not have a material adverse effect on the holders of Units. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If such a challenge were sustained, the uniformity of Units might be affected.

     The Partnership will specially allocate items of income and deduction, including the effects of any unamortizable intangibles under the Proposed Treasury Regulation Section 1.197-2(g)(1), in a manner that is intended to preserve the uniformity of intrinsic tax characteristics among all Units, despite the application of the Ceiling Rule to Contributed Properties and Adjusted Properties. The Partnership will make the special allocations solely for federal income tax purposes. See "-- Tax Consequences of Unit Ownership" and "-- Allocations of Income, Gain, Loss and Deduction."

     TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS. Ownership of Units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to such persons and, as described below, may have substantial adverse tax consequences.

     Employee benefit plans and most other organizations exempt from federal income tax (including IRAs and other retirement plans) are subject to federal income tax on unrelated business taxable income in excess of $1,000. Each such entity must file a tax return for each year in which it has more than $1,000 of gross income included in computing unrelated business taxable income. Substantially all of the taxable income derived by such an organization from the ownership of a Unit will be unrelated business taxable income and thus will be taxable to such a holder of Units at the maximum corporate tax rate. Also, to the extent that the Partnership holds debt financed property, the disposition of a Unit could result in unrelated business taxable income.

     A regulated investment company is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. The Partnership does not anticipate that any significant amount of its gross income will include those categories of income.

     Non-resident aliens and foreign corporations, trusts or estates which acquire Units will be considered to be engaged in business in the United States on account of ownership of Units. As a result, they file federal tax returns for their distributive shares of Partnership income, gain, loss, deduction or credit and pay federal income tax at regular tax rates on such income. Generally, a partnership must pay a withholding tax on the portion of the partnership income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether the Partnership has made any actual distributions to such partners. However, under procedural guidelines applicable to publicly traded partnerships, the Partnership has elected instead to withhold (or a broker holding Units in street name will withhold) at the rate of 39.6% on actual cash distributions made quarterly to foreign holders of Units. Each foreign holder of Units must obtain a taxpayer identification number from the IRS and submit that number to the Transfer Agent on a Form W-8 in order to obtain credit for the taxes withheld. Subsequent adoption of Treasury Regulations or the issuance of other administrative pronouncements may require the Partnership to change these procedures.

     Because a foreign corporation which owns Units will be treated as engaged in a United States trade or business, such a holder may have to pay a United States branch profits tax at a rate of 30%, on its allocable share of the Partnership's earnings and profits that are effectively connected with the conduct of a United States trade or business. This amount will be adjusted for changes in the foreign corporation's "U.S. net equity." Such a tax may be reduced or eliminated by an income tax treaty between the United States and the country where the foreign corporate holder of Units is a "qualified resident." This tax is in addition to regular federal income tax.

     An interest in the Partnership may also constitute a "United States Real Property Interest" ("USRPI") under Section 897(c) of the Code. For this purpose, Treasury Regulation Section 1.897-1(c)(2)(iv) treats a publicly traded partnership the same as a corporation. Assuming that the Units continue to be regularly traded on an established securities market, a foreign holder of Units who sells or otherwise disposes of a Unit and who has always held 5% or less in value of the Units, including Units held by certain related individuals and entities during the five-year period ending on the date of the disposition will qualify for an exclusion from USRPI treatment and will not be subject to federal income tax on gain realized on the disposition that is attributable to real property held by the Partnership. However, such holder may have to pay federal income tax on any gain realized on the disposition that is treated as effectively connected with a United States trade or business of the foreign holder of Units. This tax would be due regardless of a foreign Unitholder's percentage interest in the Partnership or whether Units are regularly traded. A foreign holder of Units will be subject to federal income tax on gain attributable to real property held by the Partnership if the holder held more than 5% in value of the Units, including Units held by certain related individuals and entities, during the five-year period ending on the date of the disposition or if the Units were not regularly traded on an established securities market at the time of the disposition.

     A foreign holder of Units will also be subject to withholding under Section 1445 of the Code if such holder owns, including Units held by certain related individuals and entities, more than a 5% interest in the Partnership. Under
Section 1445 a transferee of a USRPI is required to deduct and withhold a tax equal to 10% of the amount realized on the disposition of a USRPI if the transferor is a foreign person.

ADMINISTRATIVE MATTERS

     INFORMATION RETURNS AND AUDIT PROCEDURES. The Partnership intends to furnish to each holder of Units within 90 days after the close of each Partnership taxable year, certain tax information, including a Schedule K-1. The Schedule K-1 will list each holder's allocable share of the Partnership's income, gain, loss, deduction and credit. In preparing this information, which counsel will generally not review, the General Partner will use various accounting and reporting conventions to determine the respective Unitholder's allocable share of income, gain, loss, deduction and credits. Some of these conventions were discussed above. There is no assurance that any such conventions will yield a result which conforms to the requirements of the Code, the Regulations or administrative interpretations of the IRS. The General Partner cannot assure a current or prospective holder of Units that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible.

     The IRS may in the future audit the Partnership which could result in adjustments to the Partnership's tax returns. A holder of Units owning less than a 1% profits interest in the Partnership has limited rights to participate in the income tax audit process. Further, any adjustments in the Partnership's returns will lead to adjustments in Unitholder's returns and may lead to audits of their returns and adjustments of items unrelated to the Partnership. Each Unitholder would bear the cost of any expenses incurred in connection with an examination of such holder's personal tax return.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction and credit are determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the partners. Under the 1997 Act, any penalty relating to an adjustment to a partnership item is determined at the partnership level. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. The Partnership Agreement appoints the General Partner as the Tax Matters Partner.

     The Tax Matters Partner will make certain elections on behalf of the Partnership and holders of Units and can extend the statute of limitations for assessment of tax deficiencies against holders of Units with respect to the Partnership items. The Tax Matters Partner may bind a holder of Units with less than a 1% profits interest in the Partnership to a settlement with the IRS, unless such holder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review of a final partnership administrative adjustment. All the holders of Units would be bound by the court's decision in the judicial review. If the Tax Matters Partner fails to seek judicial review, any holder having at least a 1% interest in the profits of the Partnership or holders of Units having in the aggregate at least a 5% profits interest may seek such a review. However, only one action for judicial review will go forward, and each holder of Units with an interest in the outcome may participate.

     A holder of Units must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is inconsistent with the treatment of the item on the Partnership's return to avoid the requirement that all items be treated consistently on both returns. A holder of Units may have to pay substantial penalties if it intentionally or negligently disregards the consistency requirement.

     ELECTING LARGE PARTNERSHIPS. The 1997 Act provides that certain partnerships with at least 100 partners may elect to be treated as an electing large partnership ("ELP") for tax years ending after December 31, 1997. If Congress makes further revisions to the law, it is possible that at some future date the Partnership will make this election to be taxed as an electing large partnership. However, based on current law, the Partnership does not intend to make such an election for 1998 or any subsequent year.

     Under the reporting provisions of the 1997 Act, each partner of an ELP will take into account separately such partner's share of several designated items, determined at the partnership level. The ELP procedures provide that any tax adjustments generally would flow through to the holders of Units for the year in which the adjustment takes effect, and the adjustments would not affect prior-year returns of any holder, except in the case of changes to any holder's distributive share. In lieu of passing through an adjustment to the holders of Units, the Partnership may elect to pay an imputed underpayment. The Partnership, and not the holders of Units, would be liable for any interest and penalties resulting from a tax adjustment.

     NOMINEE REPORTING. Persons who hold an interest in the Partnership as a nominee for another person are required to furnish to the Partnership:

     - the name, address and taxpayer identification number of the beneficial owners and the nominee;

     - whether the beneficial owner is (1) a person that is not a United States person, (2) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing or (3) a tax-exempt entity;

     - the amount and description of Units held, acquired or transferred for the beneficial owners; and

     - certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

     Brokers and financial institutions are required to furnish additional information, including whether they are a United States person and certain information on Units they acquire, hold or transfer for their own account. A Unitholder may have to pay a penalty of $50 per failure (up to a maximum of $100,000 per calendar year) for failure to report such information to the Partnership. The nominee must supply the beneficial owner of the Units with the information furnished to the Partnership.

     REGISTRATION AS A TAX SHELTER. The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. The Partnership may not be subject to the registration requirement on the basis that (1) it does not constitute a tax shelter, or (2) it constitutes a projected income investment exempt from registration. However, the General Partner registered the Partnership as a tax shelter with the IRS when it was originally formed in the absence of assurance that the Partnership would not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration was required and not undertaken. The Partnership's tax shelter registration number with the IRS is 9228900496. The Partnership will provide this number to every Unitholder with year-end tax information. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. The Partnership must furnish the registration number to the holder of Units, and a holder of Units who sells or otherwise transfers a Unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a Unit to furnish such registration number to the transferee is $100 for each such failure. The holder of Units must disclose the tax shelter registration number of the Partnership on any tax return on which any deduction, loss, credit or other benefit generated by the Partnership is claimed or income of the Partnership is included. Form 8271 is used to disclose tax shelter registration numbers. A holder of Units who fails to disclose the tax shelter registration number on such holder's tax return, without reasonable cause for such failure, may have to pay a $250 penalty for each such failure. Any penalties discussed in this prospectus are not deductible for federal income tax purposes.

     ACCURACY-RELATED PENALTIES. An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more of certain listed causes, including substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. A Unitholder will not have to pay a penalty with respect to any portion of an underpayment if it is shown that there was a reasonable cause for such portion and that the taxpayer acted in good faith with respect to such portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion:

     - is attributable to an item with respect to which there is, or was, "substantial authority" for the position taken on the return; or

     - is attributable to an item for which there was a reasonable basis for the tax treatment of the items and as to which the pertinent facts are disclosed on the return.

     Certain more stringent rules apply to "tax shelters," which term includes a partnership if a significant purpose of such entity is the avoidance or evasion of income tax. This term does not appear to include the Partnership. If any Partnership item of income, gain, loss, deduction or credit included in the distributive shares of Unitholders might result in such an "understatement" of income for which no "substantial authority" exists, the Partnership must disclose the pertinent facts on its return. In addition, the Partnership will make a reasonable effort to furnish sufficient information for holders of Units to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement is in excess of $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL AND OTHER TAXES

     Holders of Units may have to pay other taxes, such as:

     - state and local taxes;

     - unincorporated business taxes;

     - estate or inheritance taxes; or

     - intangible taxes

in the various jurisdictions in which the Partnership does business or owns property. Unitholders should consider state and local tax consequences of an investment in the Partnership. On December 31, 1998, the Partnership owned an interest in the Operating Partnerships, which owned property or conducted business in:

    - Arizona;

    - California;

    - Illinois;

    - Indiana;

    - Iowa;

    - Kansas;

    - Kentucky;

    - Louisiana;

    - Missouri;

    - Nebraska;

    - Nevada;

    - New Mexico;

    - Oregon;

    - South Carolina;

    - Texas;

    - Virginia; and

    - Wyoming.

     A holder of Units will likely have to file state income tax returns and/or pay taxes in most of these states and may be subject to penalties for failure to do so. Some of the states may require the Partnership to withhold a percentage of the distribution to a holder of Units that is not a resident of the state. Such amounts withheld, if any, which may be greater or less than a particular holder's income tax liability to the state, generally do not relieve the non-resident Unitholder from the obligation to file a state income tax return. Amounts withheld, if any, will be treated as if distributed to holders of Units for purposes of determining the amounts distributed by the Partnership. Based on current law and its estimate of future partnership operations, the General Partner does not anticipate withholding any material amount. In addition, an obligation to file tax returns or to pay taxes may arise in other states.

     The Partnership also owns, directly or indirectly, interests in several corporations which will be subject to state income tax on their income.

     Each prospective holder of Units should investigate the legal and tax consequences, under the laws of pertinent states or localities, of such investment in the Partnership. Further, each holder of Units must file all required state and local, as well as federal tax returns. Counsel has not rendered an opinion on the state and local tax consequences of an investment in the Partnership.

                                USE OF PROCEEDS

     We will use the net proceeds from the sale of the Units and Debt Securities for general business purposes, including debt repayment, future acquisitions, capital expenditures and working capital. We may change the potential uses of the net proceeds in a prospectus supplement.

                              PLAN OF DISTRIBUTION

     We may sell the Units or Debt Securities directly, through agents, or to or through underwriters or dealers (possibly including our affiliates). Read the prospectus supplement to find the terms of the Unit or Debt Securities offering, including:

     - the names of any underwriters, dealers or agents;

     - the offering price;

     - underwriting discounts;

     - sales agents' commissions;

     - other forms of underwriter or agent compensation;

     - discounts, concessions or commissions that underwriters may pass on to other dealers;

     - any exchange on which the Units or Debt Securities are listed.

     We may change the offering price, underwriter discounts or concessions, or the price to dealers when necessary. Discounts or commissions received by underwriters or agents and any profits on the resale of Units or Debt Securities by them may constitute underwriting discounts and commissions under the Securities Act of 1933.

     Unless we state otherwise in the prospectus supplement, underwriters will need to meet certain requirements before purchasing Units or Debt Securities. Underwriters may only purchase all of the Units or Debt Securities. Agents will act on a "best efforts" basis during their appointment. We will also state the net proceeds from the sale in the prospectus supplement.

     Any brokers or dealers that participate in the distribution of the Units or Debt Securities may be "underwriters" within the meaning of the Securities Act for such sales. Profits, commissions, discounts or concessions received by any such broker or dealer may be underwriting discounts and commissions under the Securities Act.

     When necessary, we may fix Unit or Debt Securities distribution using changeable, fixed prices, market prices at the time of sale, prices related to market prices, or negotiated prices.

     We may, through agreements, indemnify underwriters, dealers or agents who participate in the distribution of the Units or Debt Securities against certain liabilities including liabilities under the Securities Act. We may also provide funds for payments such underwriters, dealers or agents may be required to make. Underwriters, dealers and agents, and their affiliates may transact with us and our affiliates in the ordinary course of their businesses.

                           FORWARD LOOKING STATEMENTS

     Some information in this prospectus or any prospectus supplement may contain forward-looking statements. Such statements use forward-looking words such as "anticipate," "continue," "estimate," "expect," "may," "will," or other similar words. These statements discuss future expectations or contain projections. Specific factors which could cause actual results to differ from those in the forward-looking statements, include:

     - price trends and overall demand for natural gas liquids, refined petroleum products, carbon dioxide, and coal in the United States. Economic activity, weather, alternative energy sources, conservation and technological advances may affect price trends and demand;

     - if the Federal Energy Regulatory Commission or the California Public Utilities Commission changes our tariff rates;

     - our ability to integrate any acquired operations into our existing operations;

     - if railroads experience difficulties or delays in delivering products to our bulk terminals;

     - our ability to successfully identify and close strategic acquisitions and make cost saving changes in operations;

     - shut-downs or cutbacks at major refineries, petrochemical plants, utilities, military bases or other businesses that use our services;

     - the condition of the capital markets and equity markets in the United States; and

     - the political and economic stability of the oil producing nations of the world.

     In addition, our classification as a partnership for federal income tax purposes means that generally we do not pay federal income taxes on our net income. We do, however, pay taxes on the net income of subsidiaries that are corporations. We are relying on a legal opinion from our counsel, and not a ruling from the Internal Revenue Service, as to our proper classification for federal income tax purposes. See "Material Federal Income Tax Consequences."

     When considering forward-looking statements, you should keep in mind the risk factors described in "Risk Factors" above. The risk factors could cause our actual results to differ materially from those contained in any forward-looking statement. We disclaim any obligation to update the above list or to announce publicly the result of any revisions to any of the forward looking statements to reflect future events or developments.

     You should consider the above information when reading any forward looking statements in:

     - this prospectus;

     - documents incorporated in this prospectus by reference;

     - reports filed with the SEC;

     - press releases; or

     - oral statements made by us or any of our officers or other persons acting on our behalf.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read our SEC filings over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy documents at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     We also provide information to the NYSE because the Units are traded on the NYSE. You may obtain reports and other information at the offices of the NYSE at 20 Broad Street, New York, New York 10002.

     We provide an annual report to Unitholders of record within 90 days after the close of each calendar year. The annual report contains audited financial statements and a related report by our independent public accountants. We will also provide you with tax information within 90 days after the close of each taxable year.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose to you important information contained in other documents filed with the SEC by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

     - annual report on Form 10-K for the year ended December 31, 1997;

     - quarterly reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

     - current report on Form 8-K dated March 5, 1998, as amended;

     - current report on Form 8-K dated November 6, 1998, as amended;

     - current report on Form 8-K dated January 13, 1999;

     - the description of the Units in our Registration Statement on Form S-1 (File No. 33-48142) filed on June 1, 1992 and any amendments or reports filed to update the description; and

     - all documents filed under Section 13(e), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the Registration Statement.

     If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

          Kinder Morgan Energy Partners, L.P.
          1301 McKinney Street, Suite 3450
          Houston, Texas 77010
          Attention: Carol Haskins
          (713) 844-9500.

     You should only rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are making offers of the securities only in states where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                 LEGAL OPINIONS

     Morrison & Hecker L.L.P., our counsel, will issue an opinion for us about the legality of the Units and Debt Securities and the material federal income tax considerations regarding the Units. Any underwriter will be advised about other issues relating to any offering by their own legal counsel.

                                    EXPERTS

     The consolidated financial statements as of and for the year ended December 31, 1997 of the Partnership and its subsidiaries and the financial statements as of and for the year ended December 31, 1997 of Mont Belvieu Associates incorporated in this prospectus by reference to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1997, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of the Partnership and its subsidiaries and the financial statements of Mont Belvieu Associates as of December 31, 1996 and for the two years ended December 31, 1996 included in the Partnership's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The consolidated financial statements of Santa Fe as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated in this prospectus by reference to the Partnership's Current Report on Form 8-K, dated March 5, 1998, as amended, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The balance sheet of the general partner as of December 31, 1997, incorporated by reference in the registration statement of which this prospectus is a part, has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ---------------------

                               TABLE OF CONTENTS

                                          Page
                                          ----
            Prospectus Supplement

Summary.................................   S-2
Capitalization..........................   S-8
Use of Proceeds.........................   S-9
Description of the Notes................   S-9
Selected Historical Financial and
  Operating Data........................  S-12
Unaudited Pro Forma Combined Financial
  Statements............................  S-14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................  S-20
The Partnership.........................  S-32
Management..............................  S-45
Underwriting............................  S-47
                  Prospectus

Risk Factors............................     2
The Partnership.........................     8
Ratio of Earnings to Fixed Charges......     8
Description of Debt Securities..........     9
Description of Common Units.............    19
Material Federal Income Tax
  Considerations........................    20
Use of Proceeds.........................    41
Plan of Distribution....................    41
Forward Looking Statements..............    42
Where You Can Find More Information.....    43
Legal Opinions..........................    44
Experts.................................    44

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                                  $250,000,000

                              [KINDER MORGAN LOGO]

                               6.30% Senior Notes

                              due February 1, 2009
                             ----------------------
                             PROSPECTUS SUPPLEMENT
                             ----------------------
                              GOLDMAN, SACHS & CO.

                           A.G. EDWARDS & SONS, INC.

                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

                       PRUDENTIAL SECURITIES INCORPORATED

                              SALOMON SMITH BARNEY
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